As filed with the Securities and Exchange Commission on July 9, 2004
Registration No. 333-113235

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
WESTCON GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)
DELAWARE	5045	13-3446153
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)
520 White Plains Road
Tarrytown, NY 10591
(914) 829-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John P. O’Malley III
Vice President, Finance and
Chief Financial Officer
Westcon Group, Inc.
520 White Plains Road
Tarrytown, NY 10591
(914) 829-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
JEFFREY SMALL		MICHAEL D. NATHAN
Davis Polk & Wardwell		Simpson Thacher & Bartlett LLP
450 Lexington Avenue		425 Lexington Avenue
New York, New York 10017		New York, New York 10017
(212) 450-4000		(212) 455-2000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 9, 2004

PROSPECTUS

Shares

Common Stock

We are offering          shares of our common stock in this initial public offering. No public market currently exists for our common stock.

We have applied to have the shares listed on the Nasdaq National Market under the symbol “WCGP”. We anticipate that the initial public offering price will be between $           and $        per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Westcon (before expenses)	$	$

Datatec Limited, our majority stockholder, has granted the underwriters a 30-day option to purchase up to additional shares of common stock owned by it at the public offering price less the underwriting discount to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                  , 2004.

LEHMAN BROTHERS
MERRILL LYNCH & CO.
SG COWEN & CO.
ROBERT W. BAIRD & CO.

, 2004

TABLE OF CONTENTS

	Page		Page

Prospectus Summary	1	Management	55
The Offering	4	Certain Relationships and Related Transactions	68
Risk Factors	6	Principal Stockholders	71
Special Note Regarding Forward-Looking		Description of Capital Stock	73
Statements	16	Material United States Federal Tax
Use of Proceeds	17	Consequences to Non-United States Holders	76
Dividend Policy	17	Shares Eligible for Future Sale	78
Capitalization	18	Underwriting	80
Dilution	20	Legal Matters	84
Selected Consolidated Financial Data	21	Experts	84
Management’s Discussion and Analysis of		Where You Can Find Additional Information	85
Financial Condition and Results of		Index to Consolidated Financial Statements	F-1
Operations	23
Business	42

     Until          , 2004, 25 days after the date of this prospectus, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

     This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Westcon Group, Inc.

     We are a specialty distributor of networking and communications equipment for leading technology vendors, principally Cisco Systems Inc., Nortel Networks Corporation and Avaya Inc. Our vendors rely upon us as an important indirect sales channel focused on selling their technologically advanced products. Our customers, who are resellers, systems integrators and service providers, typically do not have direct relationships with our vendors. We provide our customers with the necessary technical expertise, sales support and services required to resell, install and support these products. We also provide our customers with solutions that integrate products manufactured by other vendors, many of whose products are complementary to those of our principal vendors. We have expertise in selling products that enable the convergence of voice, data and video applications and technologies, including voice-over Internet protocol, or VoIP, as well as products that provide security for networking and communications systems.

     Networking and communications equipment vendors are increasingly utilizing outsourced providers of business-critical services, such as distribution and manufacturing, to improve their profitability and liquidity. These vendors rely upon distributors to address the highly fragmented market consisting of resellers, systems integrators and service providers who lack the requisite technical understanding to identify and install complex products and solutions best suited to meet end-user customer needs. We believe that the vendors’ reliance on these indirect sales channels, both in the United States and internationally, will continue to grow as the complexity of their products continues to increase and as vendors seek to increase efficiency and reduce costs. In the United States, we are one of only three distributors of Cisco products, one of five major distributors of Nortel data networking and voice products and one of only two distributors that sell and support Avaya’s full line of products.

     We seek to generate higher gross margins than broadline distributors by focusing on solutions that incorporate our vendors’ more complex and technologically advanced products, including convergence and security, instead of focusing on selling less complex, more broadly distributed products primarily on the basis of price and availability alone. During the year ended February 29, 2004, we generated revenue of $1.9 billion and a gross margin of 8.6%.

We believe the following factors are important to our business:

  Growth of networking and communications market. As commercial enterprises and governmental entities upgrade, expand and replace their networks, they will need to acquire new networking and communication equipment such as switches, hubs and routers. According to a November 2003 report by International Data Corporation, or IDC, a third party research firm, the overall end-user enterprise networking and communications equipment industry is expected to grow from $23.5 billion in 2003 to $32.1 billion in 2008.
  Convergence of voice, data and video communications. Recent technological developments allow a single network to reliably carry voice, data and video traffic which may provide organizations significant cost savings and increased productivity. According to a September 2003 report by IDC, the market for converged telephone systems (Internet protocol PBX systems and Internet protocol telephones) is expected to grow from $2.3 billion in 2003 to $7.9 billion in 2008.
  Increased demand for network security. Interconnectivity of networks and connections to the Internet expose networks to unauthorized intrusions from viruses, hackers and spammers. Organizations are increasingly investing in network security systems, software and applications to protect critical data, communications systems and facilities. As a result, the market for network security infrastructure is expected to grow from $2.7 billion in 2003 to $4.0 billion in 2007 according to an August 11, 2003 report by Gartner, Inc., a third-party research firm.

  Continued development of Internet-based applications. High-speed Internet connections enable organizations to increase productivity by deploying new services and applications such as video, virtual private networks, mobility, remote data storage and remote access which requires upgrades, expansion and replacement of networks and related components. Internet protocol devices such as wireless local area network access points, phones, personal digital assistants and handheld computers enhance the value and extend the capabilities of networks. According to a May 28, 2004 report by Dell’Oro Group, a third-party research firm, 1.2 million Internet protocol phones were shipped in the first calendar quarter of 2004, representing a 94% increase as compared to the first quarter of 2003.

     As a specialty distributor of networking and communications products, we offer significant benefits to both our networking and communications equipment vendors and our reseller, systems integrator and service provider customers. Our vendors benefit from our expanded sales reach, vendor-focused sales organization, product support and logistics, management and administrative services. Our customers benefit from our specialty sales and support services, training and marketing programs, technology centers and logistics, management and administrative services.

     Our strategy is to be a leading specialty distributor for our vendors in the networking and communications equipment industry and to increase our market share in higher-growth segments such as converged networks, security and Internet protocol based applications and devices. To achieve our strategic objective, we intend to continue to:

  Enhance our specialty sales and support services and develop new services for our vendors and customers;
  Expand and enhance our relationships with our vendors by capitalizing on the consolidation of the distribution channel;
  Increase our convergence and security revenue and broaden our convergence and security-related product offerings, including VoIP systems and security solutions;
  Add new technologies and vendors to our product portfolio that are complementary to the products of our principal vendors;
  Pursue acquisitions to expand internationally, including in sales territories important to our principal vendors, and to add new vendors and products to our portfolio; and
  Focus on financial efficiencies by managing our working capital to maintain and, when possible, improve our liquidity.

     Change in Chief Executive Officer. Effective May 21, 2004, Thomas Dolan, one of our founders, became our President and Chief Executive Officer replacing Alan Marc Smith, our former President and Chief Executive Officer who resigned from that position effective such date. See “Management” for additional information.

Corporate Information

     We were established in 1985 as a New York corporation. We were reincorporated on January 10, 2001 as a Delaware corporation. Our principal executive office is located at 520 White Plains Road, Tarrytown, New York 10591, and our telephone number is (914) 829-7000. Our website address is www.westcongroup.com. We do not intend the information contained in our website to be part of this prospectus.

Our Relationship with Datatec Limited

     Since August 1998, Datatec Limited, a networking technology and services company incorporated in South Africa, has been our majority stockholder. Datatec is a publicly traded company listed on the JSE Securities Exchange in South Africa. As of February 29, 2004, Datatec owned 92.5% of our outstanding common stock. After the completion of this offering, assuming that the underwriters do not exercise their over-allotment option, Datatec will own       % of our outstanding common stock. Datatec owns shares of our common stock indirectly through its wholly-owned subsidiary, Datatec International Limited, a company organized under the laws of England and Wales. For Datatec’s most recent fiscal year, we represented 78.4% of Datatec’s consolidated revenue. Datatec has helped us finance our business in the past. As of February 29, 2004, an aggregate principal amount of $37.2 million was outstanding under loans to us from Datatec, including accrued interest. We intend to repay approximately $7.2 million of such loans to Datatec from the net proceeds of this offering. The remaining balance of approximately $30.0 million will be represented by a note that we will issue to Datatec prior to the completion of the offering, bearing cash interest that will be payable quarterly at a fixed rate of 4.75% per annum. The principal amount of the note will be paid in two equal installments, with each installment payable on the first business day following seven years and eight years, respectively, from the date of the note. We do not intend to incur any additional indebtedness from Datatec. See “Use of Proceeds” for additional information. Datatec has also provided management services to us. During Fiscal 2002, 2003 and 2004, we paid to Datatec management fees of $1.2 million, $3.1 million and $3.5 million, respectively, for such management services. Effective March 1, 2004, we no longer pay any management fees to Datatec. See “Certain Relationships and Related Transactions—History of Ownership by Datatec” and “Certain Relationships and Related Transactions—Agreements with Datatec” for additional information about our relationship with Datatec.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where such offer or any sales of shares would be unlawful. The information in this prospectus is complete and accurate only as of the date of the front cover regardless of the time of delivery of this prospectus or of any sale of our common stock. During the eleven months ended February 29, 2000, we changed our fiscal year-end from March 31 to the last day in February. All references to our fiscal years in this prospectus are for the eleven months ended February 29, 2000 (“Fiscal 2000”) and the years ended February 28, 2001 (“Fiscal 2001”), February 28, 2002 (“Fiscal 2002”), February 28, 2003 (“Fiscal 2003”) and February 29, 2004 (“Fiscal 2004”).

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use approximately $7.2 million of the net proceeds from this offering to repay a portion of our outstanding loan and accrued interest payable to Datatec, and the remainder of the proceeds for working capital and general corporate purposes, including enhancement of our specialty sales and support services, expansion of our relationships with our vendors, expansion of our convergence and security-related product offerings and revenue, addition of new technologies and vendors and pursuing acquisitions of businesses and assets that complement and expand our existing operations. Datatec will receive the net proceeds from the sale of any common stock by it if the underwriters exercise their over-allotment option. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	WCGP

     The number of shares of common stock that will be outstanding after this offering and all other share information in the prospectus, unless the context otherwise requires, is based on the number of shares outstanding on February 29, 2004 and does not give effect to a one for reverse stock split of our common stock which will be effected prior to the completion of this offering and excludes:

  2,651,450 shares of common stock subject to stock options outstanding as of February 29, 2004 with an exercise price of $6.40 per share, 556,350 of which were exercisable as of February 29, 2004 and an additional 1,476,546 of which had vested as of February 29, 2004 and will become exercisable upon our completing an initial public offering of our common stock;
  105,000 shares of common stock subject to stock options outstanding as of February 29, 2004 with an exercise price equal to the initial public offering price of our common stock, none of which had vested as of February 29, 2004; and
  3,500,000 shares of common stock that will become available for future grant or issuance under the Westcon Group, Inc. Long-Term Incentive Plan that we intend to adopt prior to the completion of this offering.

     Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise the over-allotment option granted by Datatec to purchase up to          additional shares of common stock in this offering.

Summary Consolidated Financial Data

     The following tables summarize consolidated financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Years Ended

	February 28, 2002	February 28, 2003	February 29, 2004

	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$1,687,448	$1,649,247	$1,884,808
Gross profit	174,319	144,240	162,038
Income (loss) from operations(1)	42,961	(86,592)	22,475
Net income (loss)(1)	15,563	(91,573)	5,792
Net income (loss) per share – basic	$0.34	$(1.97)	$0.12
Net income (loss) per share – diluted	$0.34	$(1.97)	$0.12

	February 29, 2004

	Actual	As Adjusted(2)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$113,894	$
Working capital(3)	216,027
Total assets	812,619
Lines of credit	84,473
Long-term debt – Datatec	37,224
Total stockholders’ equity	281,091

(1)	In Fiscal 2003, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). In accordance with SFAS No. 142, we ceased amortization of goodwill which was $11.1 million in Fiscal 2002. In addition, in Fiscal 2003 we recorded a $105.2 million goodwill impairment charge relating to our Comstor division.

(2)	As adjusted amounts give effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the estimated net proceeds of this offering, after deducting the underwriting discount and estimated offering expenses payable by us, as set forth under “Use of Proceeds” and “Capitalization.”

(3)	Includes accounts payable to financial institutions of $140.8 million as of February 29, 2004. See Note 5 Credit Facilities of the notes to consolidated financial statements for additional information.

RISK FACTORS

     You should carefully consider the following information about the risks described below, together with the financial and other information contained in this prospectus, before you decide to buy our common stock. If any of the events or contingencies described below actually occurs, our business, financial condition, results of operations or cash flows could be materially adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Because we depend on a limited number of principal vendors, especially Cisco, for the products we sell, the loss of, or a material adverse change to, our relationship with any of them would materially reduce our revenue and operating profit and thereby seriously harm our business, financial condition and results of operations.

     We derive a substantial portion of our revenue from the sale of products we purchase from Cisco Systems, Nortel Networks and Avaya, whose products collectively accounted for approximately 75% of our consolidated revenue in both Fiscal 2003 and Fiscal 2004. We are especially dependent on Cisco, whose products accounted for approximately 52% and approximately 56% of our consolidated revenue in the same two years. Our purchase agreements with these vendors permit the vendor to terminate at any time with cause and without cause upon 30 to 180 days notice, depending on the vendor. If any one of our principal vendors, especially Cisco, terminates, fails to renew or materially adversely changes its agreement or arrangements with us, it would materially reduce our revenue and operating profit and thereby seriously harm our business, financial condition and results of operations. See “Business—Agreements with Vendors” for additional information about the terms of our agreements with our vendors.

A significant reduction in demand for the products of any of our principal vendors would materially reduce our revenue and operating profit.

     Factors adversely affecting the demand for the products of our principal vendors, such as a decline in general economic conditions, competition, technological change, or the failure of any of these vendors to introduce new and enhanced products on a timely basis, would materially reduce our revenue and operating profit. For example, weakness in the global economy from our Fiscal 2001 to Fiscal 2003 had a significant negative impact on the networking and communications industry as organizations delayed or reduced their purchases of many of the products we sell. The decline in demand for our vendors’ products in connection with the economic downturn contributed to a decline in our revenue for such periods. We expect to remain subject to these risks as we continue to rely on a limited number of vendors to supply the products that generate a substantial portion of our revenue.

If we do not manage our inventory carefully, a decline in the value of our inventory may lower our gross margins.

     Networking and communications products are subject to rapid technological change, new and enhanced product specification requirements and evolving industry standards. These changes may cause the value of our inventory to decline substantially or our inventory to rapidly become obsolete. Significant declines in inventory value in excess of the reserves we establish for losses due to obsolete inventory would lower our gross margins.

     Our purchase agreements with vendors generally provide protection from the loss of value of our inventory when caused by our vendors’ price reductions and permit us to return slow-moving, outdated and/or obsolete products to vendors for credit or exchange only if we comply with certain conditions and restrictions. Our contractual rotation rights with Cisco, Nortel and Avaya generally permit us to return between 3% and 10% of our previous quarter’s inventory purchase dollar volume. For example, if we do not make timely claims, or are otherwise unable to manage our inventory in order to comply with the conditions necessary to take advantage of these price reduction protection and inventory rotation opportunities, our gross margins may be adversely affected by declines in the value of our inventory. Our purchase agreements with Cisco do not require Cisco to repurchase its products from us if it terminates these agreements. Our purchase agreements with Nortel and Avaya require these vendors to repurchase their products from us if they terminate these agreements only in certain circumstances. See “Business—Agreements with Vendors” for additional information about the terms of our agreements with vendors.

We depend on our vendors to maintain an adequate supply of products to fulfill our customer orders on a timely basis, and any supply shortages or delays could cause us to be unable to fulfill our customer orders on a timely basis.

     Our ability to purchase particular products in the required quantities and to fulfill our customer orders on a timely basis is critical to our success. We do not have guaranteed price or delivery agreements with most of our vendors, including our principal vendors. We occasionally experience a supply shortage of certain products as a result of strong demand or production or delivery problems experienced by our vendors. If shortages or delays persist, the price we pay for those products may increase or the products may not be available at all. In addition, we may experience shortages or delays if our vendors decide to increase the proportion of the products they sell to other distributors, their own dealer networks or directly to our customers and end-users. Accordingly, if we are not able to purchase an adequate supply of products to fulfill our customer orders on a timely basis, we may lose our customers and our business may be adversely affected.

We extend credit terms to our customers and if we are unable to collect payment from our customers, the resulting write-off would negatively impact our financial position, results of operations and cash flows.

     We extend credit terms to our customers for a significant portion of our sales to them. As a result, we are subject to the risk that our customers will not pay or delay the payment for the products and services they purchase from us. Our credit exposure risk may increase due to liquidity or solvency issues experienced by our customers as a result of an economic downturn or an adverse change in their business. As of February 29, 2004, our largest outstanding balance from a customer, sales to which accounted for 2.2% of our consolidated revenue for Fiscal 2004, was $10.8 million or 3.4% of our accounts receivable, net as of such date. We provide allowances for doubtful accounts on our accounts receivable for estimated losses resulting from the inability of our customers to make required payments. Our estimates are influenced by the following considerations:

  the quality and aging of the receivable portfolio;
  our continuing credit evaluation of our customers’ financial conditions;
  our credit insurance coverage and information provided by insurers;
  specifically identified customer risks; and
  in certain circumstances, collateral requirements from our customers.

     If the financial condition of our customers were to deteriorate, which may result in the impairment of their ability to make payments, additional allowances may be required. If we are unable to collect payment for products we sell to our customers, the resulting write-off would negatively impact our financial position, results of operations and cash flows.

Our competitors may offer products and services similar to ours that could result in price reductions, reduced gross margins and loss of market share.

     Competition in the market for distribution of networking and communications equipment products and services in the markets in which we operate is intense, and is based primarily on:

  vendor and product selection and availability;

  price;
  ability to tailor solutions to specific customer needs;
  service, support and training;
  willingness to provide credit;
  ability to provide logistics services on behalf of the vendor; and
  speed of delivery.

     We face competition from specialty and broadline distributors. Some of our current competitors have longer operating histories and/or significantly greater financial resources than we do and thus may be able to respond more quickly to new or changing opportunities and customer requirements. Further, as a result of the current trend towards consolidation in our industry, some of our competitors may become larger and stronger. In recent periods, our gross margins have narrowed, partly as a result of pricing pressure from our competitors.

     In addition, our vendors sell directly to a limited number of resellers, systems integrators, service providers and end-users. If our vendors increase selling directly to end-users or to our customers, rather than using us as a distributor of their products, our business and results of operations will suffer. See “Business—Competition” for additional information about our competitors.

We benefit significantly from purchase and prompt payment discounts, product rebates, allowances and other programs offered by our vendors and the loss of, a material adverse change to, or our inability to take advantage of, such programs would materially adversely affect our business, gross margins and results of operations.

     We receive significant benefits from purchase and prompt payment discounts, product rebates, allowances and other programs from vendors based on various factors. The reduced demand for our vendors’ products combined with adverse economic conditions since Fiscal 2001 has led to a reduction in the amounts received, both on an absolute and a percentage basis, for purchase discounts, product rebates, allowances and other programs. A decrease in purchases and/or sales of a particular vendor’s products could negatively affect the amount of volume rebates we receive from such vendor. Because some purchase discounts, product rebates and allowances from vendors are based on percentage increases in purchases and/or sales of products, it may become more difficult for us to achieve the percentage growth in volume required for larger discounts due to the current size of our revenue base. In addition, vendors may exclude us from time to time from participation in certain of their programs. Our ability to take advantage of discounts offered for promptly paying our accounts payable to our vendors is conditioned on a number of factors, including the availability of adequate capital, and we may not have the ability to obtain all such prompt payment discounts that are offered to us. The loss of, a material adverse change to, or our inability to take advantage of, purchase and prompt payment discounts, product rebates and allowances from our vendors would materially adversely affect our business, gross margins and results of operations.

Our gross margins are low, which magnifies the impact of variations in our operating and other expense on our net income.

     The networking and communications distribution industry is characterized by low gross margins. Our gross margins are low, and we expect them to continue to be low in the future. Our gross margin declined from 11.1% in Fiscal 2001 to 8.6% in Fiscal 2004. Increased competition within our industry and changes in product mix may hinder our ability to maintain or improve our gross margins. These low gross margins magnify the impact of variations of our operating and other expense on our net income.

We are dependent on our information systems and a failure of these systems could disrupt our business and harm our reputation, revenue, results of operations and cash flows.

     We depend on key information systems to manage our operations. For example, our principal enterprise resource planning system currently supports approximately 93% of our consolidated revenue and key operations functions, including inventory management, order processing, shipping, receiving and accounting. Any failure or significant disruption in our information systems could prevent us from taking customer orders or shipping products. In addition, any such failure or disruption could undermine our customers’ confidence in the reliability of our services and place us at a severe disadvantage relative to our competitors. Accordingly, such failures and disruptions may cause our revenue to decrease and our operating expenses to increase.

     We also rely on the Internet for a portion of our orders and information exchanges with our vendors and customers. The Internet and individual websites have experienced a number of disruptions and slowdowns and some websites have experienced security breakdowns. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, it could harm our relationship with our vendors and/or our customers. Disruption of our website or the Internet in general could impair our ability to process orders or more generally prevent our vendors or our customers from accessing information from us.

Loss of our key personnel could harm our business and prospects of future growth.

     Our future success depends in large part upon the continued employment of our senior management and key sales, technical and marketing personnel. Certain of our key employees have personal relationships with our principal vendors and customers which are particularly important to our business. Effective May 21, 2004, Thomas Dolan, one of our founders, became our President and Chief Executive Officer replacing Alan Marc Smith, our former President and Chief Executive Officer who resigned effective such date. See “Management” for additional information. We cannot assure you that the recent change in our President and Chief Executive Officer or loss of any of our key employees in the future would not harm our business and our prospects.

The restrictive covenants and liens imposed by our credit arrangements may prevent us from achieving some of our business objectives.

Our credit arrangements contain various covenants that limit our ability to, among other things:

  borrow additional money and place liens on our assets;
  make acquisitions or investments;
  sell or purchase assets or merge with or into other companies;
  cause our subsidiaries to pay dividends to us; and
  repay inter-company loans.

     In addition, any amounts we borrow under the revolving credit facility will be secured by a pledge all of the stock of our subsidiaries in the United States and two-thirds of the stock of our subsidiary in Canada, and a first priority security interest in substantially all of our assets and those of our subsidiaries in the United States and Canada, subject to certain exceptions. As of February 29, 2004, we had $71.9 million outstanding under this revolving credit facility. Obligations under our European inventory purchase financing agreement are guaranteed by us and several of our European subsidiaries and are secured by inventory and inter-company accounts receivable relating to the sale of Cisco products in Europe. A breach of any covenants under these agreements would result in an event of default under these agreements, upon the occurrence of which the lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. The restrictive covenants and the lien granted under these credit agreements may prevent us from taking actions to implement our strategy.

We may not be able to secure additional capital to finance our business and to allow us to grow.

     Our business requires substantial capital to finance accounts receivable and inventory. In order to continue our expansion, we may need to secure additional financing, including debt financing. Following completion of this offering, we expect to continue to borrow substantial amounts under our credit arrangements, the terms of which may impede our ability to obtain additional financing. If sufficient funds are not available to us, or are not available to us on acceptable terms, our ability to fund our expansion, take advantage of acquisition opportunities and/or maintain adequate inventory levels would be significantly limited and our business would be adversely affected. Alternatively, if we finance acquisitions or other growth in our business by issuing equity securities, our stockholders could be diluted.

We are exposed to fluctuations in foreign currency exchange rates which have adversely affected and may continue to adversely affect our operating margins.

     We conduct a significant part of our business outside the United States, which exposes us to fluctuations in foreign currency exchange rates. Both sales in foreign locations and the related purchases of inventory are either denominated in the local currency, principally the Euro, the British Pound, the Canadian Dollar and the Australian Dollar, or denominated in, or indexed to, U.S. Dollars. Accordingly, movements in foreign currency exchange rates generally do not affect our gross margins. However, substantially all of our selling, general and administrative expense outside the United States is denominated in local currency. As a result, declines in the value of the U.S. Dollar against foreign currencies may adversely affect our operating margins. We estimate that a one percent weakening in the U.S. Dollar against these local currencies would have increased our selling, general and administrative expenses by approximately $620,000 in Fiscal 2004. Furthermore, to the extent that we are unable to, or do not, enter into short-term forward currency contracts on acceptable terms that allow us to hedge our risks associated with currency fluctuations, primarily due to the characteristics of certain assets and liabilities or unexpected differences in the timing of collections, payables and vendor credits, changes in exchange rates between foreign currencies and the U.S. Dollar may result in realized losses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and qualitative disclosures about market risk—-Foreign currency risk” for more information.

A significant part of our business is conducted outside of the United States, exposing us to additional risks that may not exist in the United States, which in turn could cause our business and results of operations to suffer.

     In Fiscal 2003 and Fiscal 2004, approximately 44% and 48%, respectively, of our consolidated revenue was generated outside the United States. In addition to exposing us to foreign currency exchange rate fluctuations, our international operations are subject to risks, including:

  difficulties and costs of staffing and managing operations in certain foreign countries;
  work stoppages, restrictive labor laws or other changes in labor conditions;
  timeliness of collecting accounts receivables;
  adverse impact on our effective tax rate;
  seasonal reductions in business activity in some parts of the world; and
  trade barriers.

     We intend to continue to expand internationally. In May 2002, we acquired the business and certain assets, primarily fixed assets and employees, and assumed related liabilities of the distribution division of Landis Group NV, a Netherlands company, which operated in nine countries in Europe, seven of which represented new markets for us. Establishing operations in any foreign country or region or successfully and efficiently integrating operations of an acquired entity presents risks such as those described above as well as risks specific to the particular country or region. For instance, the Landis acquisition occurred during the process of a voluntary liquidation of Landis. Even though we believed that Landis had a disproportionately high number of employees compared to the revenue generated by the operations, European Union labor laws required us to assume the obligations of Landis with respect to all the employees employed at offices or locations which were acquired by us. In addition, local labor laws forced us to reduce the headcount in a prescribed manner. As a result, in Fiscal 2004, we incurred approximately $4.2 million of costs associated with excess headcount.

     In addition, until a payment history is established over time with customers in a new geography or region, the collection of receivables generated by such operations could be less than our expectations. As a result, there is a greater risk that reserves set with respect to the collection of such receivables may be inadequate. We have established and subsequently ceased operations in foreign countries in the past, which caused us to incur additional expenses and losses. If our expansion efforts in any foreign country are unsuccessful, we may decide to cease operations, which would likely cause us to incur similar additional expenses and losses.

We have pursued and intend to continue to pursue acquisitions and may encounter risks associated with these activities which could disrupt our business and adversely affect our results of operations.

     Following this offering, we intend to continue to pursue acquisitions that may be material in size and scope. These acquisitions involve a number of risks, including:

  difficulty in successfully integrating acquired operations, IT systems, customers, vendors and other relationships, products and businesses with our operations;
  diversion of our capital and management attention away from other business matters; and
  an increase in our expenses and working capital requirements.

     For example, we incurred significant costs in connection with the Landis acquisition. We may also encounter risks associated with integrating acquired operations. The integration of Inacom Communications, Inc. in July 2000 and CCA Technologies, Inc. in September 2000 forming Voda One required us to restructure Voda One’s executive management team, including hiring new personnel, relocating facilities and making investments in Voda One’s channel assembly operation.

     Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large write-offs or a decrease in future profitability or future losses. The incurrence of debt in connection with any future acquisitions could restrict our ability to obtain working capital or other financing necessary to operate or grow our business. Any future acquisitions may not be successful, and if we fail to realize the anticipated benefits of these acquisitions, our business and results of operations could be harmed.

Our quarterly results of operations have varied in the past and are expected to continue to do so, which may cause our stock price to fluctuate.

     Our quarterly results of operations have varied in the past and are expected to continue to do so in the future. The market price of our common stock may decline significantly if our future quarterly results of operations fall below the expectations of securities or industry analysts or investors. A number of factors outside of our control may cause our quarterly results to fluctuate, including:

  impact of general economic conditions;
  the loss or consolidation of, or a material adverse change to our relationship with, a vendor;
  the timing or achievement of certain programs with our vendors;
  disruption in shipping and other logistical functions;

  changes in pricing policies by our competitors;
  seasonal variations in the demand for our vendors’ products and services, such as a reduction in demand in Europe during the summer months and increased purchases by the agencies of the United States government from September to November in conjunction with their procurement cycle;
  shifts in revenue mix among our three divisions;
  the introduction of new technologies and product offerings;
  shifts in market share of our vendors; and
  variations in the availability of products.

     We forecast the volume and timing of our customer orders for our operational and financial planning on the basis of many factors and subjective judgments. Because we generally sell products on a purchase order basis and not under long-term contracts, we cannot assure you of the accuracy of such forecasts. We have hired and trained a large number of sales and technical personnel based on our expectations of future revenue and gross margin. As a result, a significant portion of our personnel expenses, which represent a significant proportion of our overall expenses, is relatively fixed in the short term. Therefore, failure to generate revenue and gross margin according to our expectations in a particular quarter could have a material adverse effect on our results of operations for that quarter and for future periods.

We depend on independent shipping companies to deliver the products we sell and their services may be disrupted by circumstances beyond our control.

     We rely on arrangements with independent shipping companies for the delivery of our products. Vendors ship products to us and we ship them to our customers or their end-user customers using various independent shipping companies, such as United Parcel Service Inc. and FedEx Corp. The failure or inability of one or more of these shipping companies to deliver products from vendors to us or from us to our customers or their end-user customers could have a material adverse effect on our business, financial condition, results of operations and cash flows. We cannot assure you that the services of any of these independent shipping companies will continue to be available to us.

Risks Related to this Offering and Our Capital Structure

Datatec, our controlling stockholder, may have interests that are adverse to yours, and will receive approximately $7.2 million from the net proceeds of this offering.

     Upon completion of this offering, Datatec will own      % of our outstanding shares of common stock or       % if the underwriters exercise the over-allotment option in full. In addition, under the terms of approval by the South African Reserve Bank obtained by Datatec for this offering and for the sale by Datatec of shares of our common stock in this offering, Datatec is not permitted to reduce its ownership of our common stock, either as a result of sale of shares of our common stock by Datatec or additional issuances of equity by us, to less than 50.1% of our outstanding common stock without the prior approval of the South African Reserve Bank. Datatec will control the outcome of actions requiring the approval of our stockholders, including the election of our directors and any proposed merger, consolidation or sale of all or substantially all of our assets and other significant corporate actions. Datatec’s interests may conflict with the interests of other stockholders. For example, Datatec may delay or prevent a change of control of us even if such a transaction would benefit our other stockholders, or pursue strategies that are different from the wishes of our other investors. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

     Datatec has helped us finance our business in the past. As of February 29, 2004, an aggregate principal amount of $37.2 million was outstanding under loans to us from Datatec, including accrued interest. We intend to repay approximately $7.2 million of such loans to Datatec from the net proceeds of this offering. The remaining balance of approximately $30.0 million will be represented by a note that we will issue to Datatec prior to the completion of the offering, bearing cash interest that will be payable quarterly at a fixed rate of 4.75% per annum. The principal amount of the note will be paid in two equal installments, with each installment payable on the first business day following seven years and eight years, respectively, from the date of the note. Datatec has also provided management services to us. During Fiscal 2002, 2003 and 2004, we paid to Datatec management fees of $1.2 million, $3.1 million and $3.5 million, respectively, for such management services. Effective March 1, 2004, we no longer pay any management fees to Datatec.

     In addition, since Datatec will own more than 50% of our outstanding shares of common stock upon the completion of this offering, we will be a “controlled company” as defined under Nasdaq Marketplace Rule 4350(c). We intend to appoint independent directors within a short period following this offering and have a majority of independent directors. However, as a controlled company, we will be exempt from many of the Nasdaq corporate governance requirements, including requirements that our board of directors be comprised of a majority of independent directors and that our compensation committee and nominating and governance committee be comprised of independent directors.

There may not be an active market for our common stock, making it difficult for you to sell your shares.

     This is our initial public offering, which means that there is no current market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which shares of our common stock will trade upon completion of this offering. Our common stock may not be traded actively after this offering. An illiquid market for shares of our common stock may result in lower trading prices, which could negatively affect the value of your investment.

Our stock price may be volatile because our shares have not been publicly traded before this offering.

     After this offering, our stock price may vary significantly from the initial offering price in response to the risk factors described in this section and to the following factors, some of which are beyond our control:

  changes in financial estimates or investment recommendations by securities or industry analysts relating to our common stock;
  changes in market valuations of our competitors or networking and communications businesses in general;
  announcements by Cisco, Nortel, Avaya or another key vendor that affect the market price of shares of their common stock;
  announcements by us, our parent company or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and
  fluctuations in stock prices in the traditionally volatile technology sector.

As a new investor, you will experience immediate dilution in the net tangible book value of the common stock.

     The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock immediately following this offering. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution in net tangible book value of $         per share. See “Dilution” for more detailed information on the dilution to the value of our common stock.

We have substantial discretion as to how to spend the proceeds from this offering.

     Our management will have broad discretion as to how to spend a substantial portion of the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. We cannot predict that the investment of these proceeds will yield a favorable or any return.

We have various mechanisms in place that may discourage takeover attempts, even if they are in our best interests or those of our stockholders.

     Voting control by Datatec and certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change in control or changes in the management of our company that a stockholder may consider favorable. Our certificate of incorporation and bylaws include provisions that:

  allow the board of directors to issue, without further action by the stockholders, up to 15,000,000 shares of “blank check” preferred stock;
  prohibit cumulative voting in the election of directors;
  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
  require that special meetings of our stockholders be called only by the board of directors, the chairman of the board, the president or the secretary;
  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors; and
  require that certain amendments to our certificate of incorporation and bylaws require the approval of the holders of at least 66 2/3% of the voting power of all outstanding stock.

     Some provisions of Delaware law may also discourage, delay or prevent a change in control of Westcon Group. See “Description of Capital Stock—Certain Provisions of our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law” for more detailed information on these provisions. In addition, a change in control will trigger an event of default under our revolving credit facility. If a change in control or a change in management is delayed or prevented, the market price of our common stock could suffer or stockholders may not receive a change in control premium over the then-current market price of our common stock.

Substantial future sales of our common stock in the public market could cause the market price of our common stock to decrease.

     Sales of a substantial number of shares of our common stock after this offering could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. After this offering, Datatec, our officers, directors and other stockholders who currently hold all of our common stock, may sell all or part of the shares of our common stock that they own. These officers, directors and stockholders are not subject to any contractual obligation to maintain their ownership position in our shares, except that, subject to certain exceptions, they have agreed not to sell or otherwise dispose of, directly or indirectly, any of our shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. Consequently, we cannot assure you that they will maintain their ownership position of our common stock after the 180 day period following this offering. In addition, pursuant to a registration rights agreement that we intend to enter into with Datatec and all of our other stockholders prior to the completion of this offering, beginning 180 days after this offering, Datatec and its assignees will have the right to demand registration of the shares of our common stock held by them. See “Shares Eligible for Future Sale” for a description of the shares of our common stock that are available for future sale.

If securities or industry analysts do not publish research or reports about our business, the price and/or trading volume of our common stock could decrease.

     The market for our common stock will depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our common stock, the price of our common stock would likely decrease. If one or more of these analysts cease coverage of our company or fail to regularly publish reports about our business, we could lose visibility in the financial markets, which in turn could cause the price and/or trading volume of our common stock to decrease.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks outlined under “Risk Factors.”

     These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

     Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

     We estimate that our net proceeds from the sale of           shares of common stock in this offering will be approximately $         million, assuming an initial public offering price of $          per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. Datatec will receive the proceeds, after deducting the underwriting discount, from the sale of any common stock by it if the underwriters exercise their over-allotment option.

     We intend to use approximately $7.2 million of the net proceeds from this offering to repay a portion of our outstanding loan and accrued interest payable to Datatec. The remaining balance of approximately $30.0 million will be represented by a note that we will issue to Datatec prior to the completion of this offering, bearing cash interest that will be payable quarterly at a fixed rate of 4.75% per annum. The principal amount of the note will be paid in two equal installments, with each installment payable on the first business day following seven years and eight years, respectively, from the date of the note. We may at our option prepay the note in whole or in part at any time prior to maturity without penalty. All the amounts payable by us under the note, including principal and interest, shall be subordinate and junior to all of our other present and future indebtedness. See “Certain Relationships and Related Transactions—Agreements with Datatec” for additional information on our outstanding loans from Datatec.

     We expect to use the remainder of the net proceeds from this offering for working capital and general corporate purposes, including enhancement of our specialty sales and support services, expansion of our relationships with our vendors, expansion of our convergence and security-related product offerings and revenue, addition of new technologies and vendors and pursuing acquisitions of businesses and assets that complement and expand our existing operations. No allocation of the net proceeds, except as set forth above, has been made at this time and actual amounts of net proceeds will be allocated to each corporate purpose in the discretion of management. See “Risk Factors—We have substantial discretion as to how to spend the proceeds from this offering.”

DIVIDEND POLICY

     We currently intend to retain future earnings to finance the operation and expansion of our business. Therefore, we do not anticipate paying cash dividends on our capital stock in the foreseeable future. Any future determination to declare or pay dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, cash flows, capital requirements, credit arrangements and such other factors as our board of directors deems relevant. Our revolving credit facility prohibits our U.S. and Canadian subsidiaries, and our inventory purchase financing arrangements in Europe prohibit our European subsidiaries, from paying dividends to us which limits our ability to pay dividends to our stockholders.

CAPITALIZATION

      The following table sets forth our capitalization as of February 29, 2004:

  on an actual basis;

  on an as adjusted basis to give effect to the receipt of the net proceeds from the sale by us in this offering of       shares of common stock at an assumed initial public offering price of $       per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds as described under “Use of Proceeds.”

     You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of February 29, 2004

	Actual	As Adjusted

	(in thousands, except share and per share amounts)
Cash and cash equivalents	$113,894	$

Short-term debt:
Lines of credit(1)	$84,473	$

Long-term debt:
Datatec	$37,224	$

Stockholders’ equity:
Preferred stock, $0.01 par value, 15,000,000 shares authorized, none issued actual
or as adjusted	—		—
Common stock, $0.01 par value, 200,000,000 shares authorized, 46,448,296
issued and outstanding actual, and issued and outstanding as adjusted	464
Additional paid-in capital	226,166
Retained earnings	43,719
Accumulated other comprehensive income	10,742

Total stockholders’ equity	281,091

Total capitalization	$318,315	$

(1)	Does not include accounts payable to financial institutions of $140.8 million as of February 29, 2004. See Note 5 Credit Facilities of the notes to consolidated financial statements for additional information.

     The table above does not give effect to a one for reverse stock split of our common stock which will be effected prior to the completion of this offering and excludes the following shares:

  2,651,450 shares of common stock subject to stock options outstanding as of February 29, 2004 with an exercise price of $6.40 per share, 556,350 of which were exercisable as of February 29, 2004 and an additional 1,476,546 of which had vested as of February 29, 2004 and will become exercisable upon our completing an initial public offering of our common stock; and
  105,000 shares of common stock subject to stock options outstanding as of February 29, 2004 with an exercise price equal to the initial public offering price of our common stock, none of which had vested as of February 29, 2004; and

  3,500,000 shares of common stock that will become available for future grant or issuance under the Westcon Group, Inc. Long-Term Incentive Plan that we intend to adopt prior to the completion of this offering.

DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of February 29, 2004 was $ million, or $ per share of common stock. Net tangible book value per share of common stock is determined by dividing our tangible net worth (total tangible assets less total liabilities) by the aggregate number of shares of common stock outstanding.

     Dilution is determined by subtracting net tangible book value per share after this offering from the initial public offering price per share. After giving effect to the sale of       shares of common stock in this offering at an assumed initial public offering price of $       per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us and the application of the estimated net proceeds therefrom, our adjusted net tangible book value as of February 29, 2004 would have been $       million, or $       per share of common stock. This represents an immediate increase in net tangible book value to existing investors of $       per share of common stock and an immediate dilution to new investors of $       per share of common stock. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share of common stock before this offering	$
Increase in net tangible book value per share of common stock attributable
to new investors	____________
Adjusted net tangible book value per share of common stock after this offering		____________
Dilution per share of common stock to new investors		$

     The following table sets forth, on an as adjusted basis, as of February 29, 2004, the number of shares of common stock purchased from us, the total consideration paid and the average consideration per share paid by existing stockholders and by the new investors in this offering, at an assumed initial public offering price of $       per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders	46,448,296		(1)
New investors

Total		100.0%		100.0%

(1)	Includes cash consideration paid by existing stockholders, the net book value of subsidiaries contributed to us by Datatec in Fiscal 1999 and Fiscal 2000 in exchange for shares of our common stock, and the consideration paid by Datatec to Mirado Corp. for the purchase of our common stock from Mirado. See “Certain Relationships and Related Transactions.”

SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents our selected consolidated financial data. The information set forth below should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. During the eleven months ended February 29, 2000, we changed our fiscal year-end from March 31 to the last day in February. Accordingly, the following consolidated statement of operations data compares our results of operations for the eleven months ended February 29, 2000 to the years ended February 28, 2001, 2002 and 2003 and the year ended February 29, 2004. The consolidated statement of operations data set forth below for the years ended February 28, 2002 and 2003 and the year ended February 29, 2004 and the consolidated balance sheet data as of February 28, 2003 and February 29, 2004 are derived from, and are qualified by reference to, our audited consolidated financial statements and related notes which are included elsewhere in this prospectus. The consolidated statement of operations data set forth below for the eleven months ended February 29, 2000 and the year ended February 28, 2001, and the consolidated balance sheet data as of February 29, 2000 and February 28, 2001 and 2002 are derived from our audited consolidated financial statements not included in this prospectus. For a discussion of our business combinations, see Note 3 to our consolidated financial statements which are included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected in any future period.

	Eleven Months Ended February 29, 2000	Years Ended

		February 28, 2001	February 28, 2002	February 28, 2003	February 29, 2004

	(in thousands, except share and per share amounts)

Consolidated Statements of
Operations Data:(1)
Revenue	$1,168,244	$2,065,808	$1,687,448	$1,649,247	$1,884,808
Cost of goods sold	1,022,946	1,836,335	1,513,129	1,505,007	1,722,770

Gross profit	145,298	229,473	174,319	144,240	162,038

Operating expenses:
Selling, general and administrative	80,158	118,068	103,566	113,479	127,250
Depreciation and amortization(2)	10,835	18,215	21,097	12,192	12,313
Stock buy-out agreement charge	–	–	6,695	–	–
Goodwill impairment(2)	–	–	–	105,161	–

Total operating expenses	90,993	136,283	131,358	230,832	139,563

Income (loss) from operations	54,305	93,190	42,961	(86,592)	22,475

Other expense (income):
Interest expense – net	13,562	22,425	10,244	3,754	4,082
Other expense – Datatec	2,299	1,293	2,219	4,181	1,464
(Gain) loss on securities	–	(32,041)	190	–	186
Other expense (income)	973	940	1,728	(2,189)	2,433

Total other expense (income)	16,834	(7,383)	14,381	5,746	8,165

Income (loss) before income taxes	37,471	100,573	28,580	(92,338)	14,310
Provision (benefit) for income taxes	16,101	41,818	13,017	(765)	8,518

Net income (loss)	$21,370	$58,755	$15,563	$(91,573)	$5,792

Net income (loss) per share – basic	$0.47	$1.26	$0.34	$(1.97)	$0.12

Net income (loss) per share – diluted	$0.47	$1.26	$0.34	$(1.97)	$0.12

Weighted average number of shares
outstanding – basic	45,213,357	46,448,296	46,448,296	46,448,296	46,448,296

Weighted average number of shares
outstanding – diluted	45,213,357	46,448,296	46,448,296	46,448,296	46,448,296

		February 28,
	February 29, 2000				February 29, 2004
		2001	2002	2003

		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$57,461	$65,000	$97,295	$140,746	$113,894
Working capital(3)	180,333	174,566	187,443	197,507	216,027
Total assets	760,404	931,175	740,067	681,388	812,619
Lines of credit	234,205	235,558	136,898	72,168	84,473
Long-term debt – Datatec	30,473	26,872	23,688	34,421	37,224
Total stockholders’ equity	270,431	325,097	344,216	261,290	281,091

(1)	The consolidated statement of operations data gives effect to each of the Company’s acquisitions since the respective dates of such acquisitions. See Note 3 Business Combinations and Goodwill of the notes to consolidated financial statements.

(2)	In Fiscal 2003, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). In accordance with SFAS No. 142, we ceased amortization of goodwill, which was $6.1 million in the eleven months ended February 29, 2000, $10.5 million in Fiscal 2001 and $11.1 million in Fiscal 2002. In addition, in Fiscal 2003 we recorded a $105.2 million goodwill impairment charge relating to our Comstor division.

(3)	Includes accounts payable to financial institutions. See Note 5 Credit Facilities of the notes to consolidated financial statements for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements and the related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

     We are a specialty distributor of networking and communications equipment for leading technology vendors, principally Cisco Systems, Nortel Networks and Avaya. Our vendors rely upon us as an important indirect sales channel focused on selling their technologically advanced products. Our customers, who are resellers, systems integrators and service providers, typically do not have direct relationships with our vendors. We provide our customers with the necessary technical expertise, sales support and services required to resell, install and support these products. We also provide our customers with solutions that integrate products manufactured by other vendors, many of whose products are complementary to those of our principal vendors. We have expertise in selling products that enable the convergence of voice, data and video applications and technologies, including VoIP, as well as products that provide security for networking and communications systems.

     As networking and communications products have become increasingly complex, our customers’ reliance on distributors to provide specialty sales and support services, employee training and logistics, management and administrative services has increased. By providing our customers with these services, in addition to our vendors’ products, we enable our customers to expand their businesses and reduce their costs. As of February 29, 2004, we had approximately 100 technical personnel and over 500 sales and marketing personnel supporting over 100 vendors and over 7,900 customers worldwide.

     We were established in 1985 to develop services for the local area network market and, prior to August 1998, operated primarily as a specialty distributor for Nortel’s data networking products. Since August 1998, Datatec, a networking and services company incorporated in South Africa, has been our majority stockholder. Through a series of business combinations, primarily our acquisitions of RBR Group Limited (Comstor UK) in September 1998 and Comstor Corporation in August 1999, we also became a specialty distributor for Cisco. Through additional acquisitions, primarily Inacom Communications, Inc. and CCA Technologies, Inc. in July and September 2000, respectively, we also became a specialty distributor for Avaya. We conduct a significant part of our business outside the United States, particularly in Europe, and intend to continue to expand internationally.

     We sell and market our vendors’ products through our three branded divisions, Comstor, Westcon and Voda One. A substantial portion of our historical revenue has been derived from the sale of Cisco, Nortel and Avaya products, which accounted for 55.7%, 10.3% and 9.3%, respectively, of our consolidated revenue in Fiscal 2004 and 52.0%, 11.6% and 11.4%, respectively, of our consolidated revenue in Fiscal 2003. In certain international markets, some products are sold across divisions due to the size of our current market opportunities in those markets. Our three divisions represent our three reporting segments and are comprised of:

  Comstor. Our Comstor division primarily distributes products manufactured by Cisco. In addition, Comstor distributes products manufactured by other vendors such as Adtran, Inc., Proxim Corporation, RSA Security, Inc. and Symbol Technologies. Comstor has offices in the United States and nine other countries, including the United Kingdom, Germany and Australia, and served customers in approximately 45 countries during Fiscal 2004.

  Westcon. Our Westcon division primarily distributes products manufactured by Nortel. In addition, Westcon distributes products manufactured by other vendors such as Check Point Software Technologies Ltd., Extreme Networks, Inc., Nokia Networks, Symantec Corporation and 3Com Corporation. Westcon has offices in the

United States and eight other countries, including the United Kingdom, France and Canada, and served customers in approximately 65 countries during Fiscal 2004.

  Voda One. Our Voda One division primarily distributes products manufactured by Avaya. In addition, Voda One distributes products manufactured by other vendors such as MCK Communications, Inc., NICE Systems, Plantronics, Inc. and Spectralink Corporation. Voda One’s offices are in the United States and serves customers in the United States and Canada.

  The following table presents revenue and related data for each of our divisions:
Division	Revenue for Year Ended February 29, 2004	As a Percentage of Consolidated Revenue	Principal Vendor	Revenue from Sales of Principal Vendor’s Products	Revenue from Sales of Principal Vendor’s Products as a Percentage of Division’s Revenue

	(in millions)			(in millions)
Comstor	$1,159.9	61.5%	Cisco	$1,043.9	90.0%
Westcon	559.8	29.7	Nortel	178.4	31.9
Voda One	165.1	8.8	Avaya	156.9	95.0

     The networking and communications industry has experienced a significant reduction in demand since Fiscal 2001. Though the economy and the information technology sector appear to have stabilized recently, if the end-user demand for our vendors’ products declines, our revenue, financial condition and results of operations will likely be adversely impacted. In addition, further consolidation in the networking distribution industry and increased price-based competition may negatively impact our revenue, financial condition and results of operations. As a specialty distributor, we are affected by other factors that are outside our control, such as:

  overall economic conditions and general business activity levels;

  the loss or consolidation of, or a material adverse change to our relationship with, a vendor;

  replacement cycles for existing networking products;

  the introduction of new technologies and product offerings;

  shifts in market share among our vendors; and

  the availability of our vendors’ products.

     Our revenue, financial condition and results of operations may also be affected by seasonal patterns. During our second (June to August) and third (September to November) quarters, our revenue may be affected by factors that impact our principal vendors and increased purchases by agencies of the United States government from September to November in conjunction with their procurement cycle. These positive influences may be partially offset by a reduction in demand in Europe during the summer months. During our fourth quarter (December to February), our revenue may be negatively effected by an increased number of holidays.

     Our sales are made on a purchase order basis and generally relate to a specific order from our customers’ end-user customers. We recognize revenue when the sales price is fixed or determinable, collection of the resulting receivable is reasonably assured, and title and risk of ownership pass to the customer. See “—Critical Accounting Policies—Revenue Recognition” for additional information on our revenue recognition policy. We accrue for sales returns and other allowances at the time of shipment based upon our historical experience. For Fiscal 2003 and Fiscal 2004, no one customer accounted for more than 3% of our consolidated revenue.

     We receive purchase discounts, product rebates, inventory price protection, allowances such as cooperative marketing, training and advertising incentives and promotional programs from our vendors. These programs and terms, which are significant in amount, are generally offered by our vendors on a quarterly, semi-annual or annual basis. However, some of these programs and terms are negotiated on an ad hoc basis to support specific programs mutually developed by us and the vendor. The reduced demand for our vendors’ products combined with adverse economic conditions has led to a reduction in the amounts received, both on an absolute and a percentage basis, of purchase discounts, product rebates, allowances and promotional programs from our vendors since Fiscal 2001.

     Our cost of goods sold primarily includes the purchase price we pay to our vendors for the products we sell, reduced by any purchase discounts, product rebates and inventory price protection received from our vendors relating to inventory sold. Cost of goods sold also includes provisions for inventory losses and write-downs, warehouse rent, related personnel costs and employee benefits and freight expenses associated with the receipt of inventory from our vendors. During Fiscal 2001, Fiscal 2002 and Fiscal 2003, we recorded charges to cost of goods sold of $1.8 million, $10.9 million and $4.1 million, respectively, to reserve our inventory of products of a certain vendor that we were no longer distributing in the United States and certain other countries. Such inventory was disposed of in Fiscal 2004.

     The distribution industry is characterized by low gross margins. Our gross margin has declined from 11.1% in Fiscal 2001 to 8.6% in Fiscal 2004 due primarily to shifts in the mix of products we sell, reductions in product rebates, allowances, and promotional and sales programs from our principal vendors, more competitive pricing and adverse economic conditions. These factors were exacerbated in Fiscal 2002 by the fact that distributors as well as our vendors and customers had excess inventory as demand declined rapidly. In addition, our focus on utilizing our positive cash flows to reduce our debt during Fiscal 2002 and Fiscal 2003 limited our ability to take advantage of early payment discounts and certain inventory purchase discounts offered from time to time by our vendors.

     By providing specialized services and focusing on our principal vendors’ technologically advanced products, we seek to generate higher gross margins than those that might be realized by selling less complex, more broadly distributed products primarily on the basis of price and availability alone. In addition, we seek to improve our overall gross margin by selling and marketing innovative and technologically complex complementary products together with our principal vendors’ advanced products, that generally carry higher gross margins.

     Our selling, general and administrative expense includes personnel costs, facilities expense, bad debt expense and other costs related to sales and marketing, shipment of our inventory to our customers as well as corporate support functions, such as executive management, human resources, accounting and finance, and in Fiscal 2004 included management fees paid to Datatec which was included in other expense-Datatec in prior fiscal years. Effective March 1, 2004, we no longer pay any management fees to Datatec. See “Certain Relationships and Related Transactions” for more information on our relationship with Datatec. As described above, we receive allowances and promotional programs from our vendors which are recorded, net of direct costs, as a reduction to our selling, general and administrative expense. Our selling, general and administrative expense is generally affected by changes in exchange rates between foreign currencies and the U.S. Dollar since substantially all of our selling, general and administrative expense outside the United States is denominated in local currency, while our revenue and cost of goods sold are generally denominated in, or indexed to, the U.S. Dollar. See “—Quantitative and qualitative disclosures about market risk—Foreign currency risk.” We believe that our selling, general and administrative expense will increase to support the recent growth in our business and due to the additional costs of becoming a publicly traded company after the completion of this offering.

     As a result of our acquisitions between Fiscal 1999 and Fiscal 2003, we acquired facilities and personnel which were sufficient to support a higher revenue base. Commencing in Fiscal 2003, we began to consolidate our office and warehouse locations in the United States, Europe and Asia Pacific regions and reduce the number of our personnel worldwide. As a result of these initiatives, we incurred incremental cost of goods sold and selling, general and administrative expense of approximately $7.7 million in Fiscal 2004. We estimate that we incurred an additional approximately $400,000 of selling, general and administrative expense in the first quarter of Fiscal 2005 in connection with these initiatives. In addition, we incurred a charge of approximately $2.6 million in the first quarter of Fiscal 2005 in connection with the resignation of Alan Marc Smith as our President and Chief Executive Officer, and we will amortize to operations an additional $2.0 million to operations relating to our non-competition agreement with Mr. Smith during the twelve month period commencing July 30, 2004, the date Mr. Smith will cease to be our employee.

     As of February 29, 2004, stock options to acquire 2,756,450 shares of our common stock were outstanding, of which 2,102,100 were granted during Fiscal 2002, Fiscal 2003 and Fiscal 2004 and whose exercise is contingent upon our completing an initial public offering of our common stock by October 1, 2004. These stock options vest over a three year period commencing from the date of grant and 1,997,100 are exercisable at $6.40 per share and 105,000 are exercisable at an exercise price equal to the initial public offering price. The measurement date for accounting purposes for these stock options will occur as of the date of the consummation of this offering. As a result of the initial public offering contingency, if this offering is consummated at an assumed offering price per share of $       , the midpoint of the range set forth on the cover page of this prospectus, we would record a total non-cash compensation charge of $       (net of tax of $       , or per share of $       ) of which $       (net of tax of $       , or per share of $       ) would be recorded in the first quarter following the consummation of this offering. Such compensation charge will be allocated to cost of goods sold and selling, general and administrative expense based upon the classification of the related employees.

     Our depreciation and amortization expense includes depreciation expense relating to our property and equipment, and the amortization of goodwill prior to Fiscal 2003.

     In Fiscal 2002, we incurred a non-cash $6.7 million stock buy-out agreement charge relating to a stock buy-out agreement between us and a minority stockholder, that was beneficially owned by certain executive officers of our company. This agreement was terminated in Fiscal 2002. See “Certain Relationships and Related Transactions” for additional information about this transaction.

     In Fiscal 2003, we recorded a charge for the impairment of goodwill of $105.2 million in connection with our Fiscal 2003 annual impairment test. This charge reflects the decline in value of our goodwill which resulted from decreased revenue and gross profit within our Comstor division, caused primarily by decreased demand for Cisco products during the downturn in the networking and communications equipment market. We did not have any impairment of goodwill in Fiscal 2004.

     Our other expense includes interest expense-net, primarily relating to our outstanding borrowings under our credit arrangements, realization of foreign exchange losses or gains, interest on our outstanding loans from Datatec and included management fees paid to Datatec in Fiscal 2002 and Fiscal 2003. In Fiscal 2001, we realized a gain of $32.9 million from the sale of substantially all of our investment in the shares of common stock of a company that subsequently became publicly listed. In Fiscal 2002, we wrote-off $3.3 million of previously capitalized costs which were incurred in connection with an abandoned public offering of our common stock.

     We seek to augment our organic growth with acquisitions of businesses and assets that complement our existing operations. Previous acquisitions have brought us new customers, extended the geographical reach of our operations and enhanced our relationships with our principal vendors. Our acquisitions of businesses from unrelated parties were accounted for using the purchase method of accounting and are included in our consolidated financial statements from the closing date of the relevant transaction. In addition, Datatec has contributed certain businesses to us, the last of which was contributed during Fiscal 2000. These contributions have been accounted for as transfers of entities under common control and are included in our consolidated financial statements for all periods presented. We expect to continue our expansion through acquisitions which will expose us to additional risks, including those related to international operations and foreign currency fluctuations.

     As part of our strategy to expand our presence in international markets, in May 2002, we acquired the business and certain assets, primarily fixed assets and employees, and assumed related liabilities of the distribution division of Landis Group NV, a Netherlands company. The distribution division of Landis operated in nine countries in Europe, namely Austria, Belgium, Denmark, France, Germany, The Netherlands, Norway, Spain and Sweden, seven of which represented new markets for us. Landis’ distribution division sold products of approximately 27 vendors, primarily Cisco, Nortel and Avaya, which has helped us augment our relationships with our principal vendors in Europe. We have integrated Landis’ distribution division into our Comstor and Westcon divisions. When we completed the acquisition, Landis was in voluntary liquidation and we believe it had a disproportionately high number of employees compared to the revenue generated by the operations. We have since reduced the number of employees acquired in the transaction from 536 on the date of acquisition to 198 as of February 29, 2004. In addition, revenue from Landis has grown since the acquisition. For further information on the impact of the Landis acquisition, see Note 3 to our consolidated financial statements which are included elsewhere in this prospectus.

Results of Operations

     The following table sets forth the percent of consolidated revenue represented by items in our consolidated statements of operations for the periods presented.

	Years Ended

	February 28, 2002	February 28, 2003	February 29, 2004

Revenue	100.0%	100.0%	100.0%
Cost of goods sold	89.7	91.3	91.4

Gross margin	10.3	8.7	8.6

Operating expenses:
Selling, general and administrative	6.1	6.9	6.7
Depreciation and amortization	1.3	0.7	0.7
Stock buy-out agreement charge	0.4	0.0	0.0
Goodwill impairment	0.0	6.4	0.0

Total operating expenses	7.8	14.0	7.4

Income (loss) from operations	2.5	(5.3)	1.2

Other expense (income):
Interest expense – net	0.6	0.2	0.2
Other expense – Datatec	0.1	0.3	0.1
(Loss) on sale of securities	0.0	0.0	0.0
Interest expense (income)	0.1	(0.2)	0.1

Total other expense (income)	0.8	0.3	0.4

Income (loss) before income taxes	1.7	(5.6)	0.8
Provision (benefit) for income taxes	0.8	0.0	0.5

Net income (loss)	0.9%	(5.6)%	0.3%

Fiscal Year Ended February 29, 2004 Compared to Fiscal Year Ended February 28, 2003

     Revenue. Our consolidated revenue increased $235.6 million, or 14.3%, to $1,884.8 million in Fiscal 2004 from $1,649.2 million in Fiscal 2003. During Fiscal 2004, the Americas (including the United States, Canada and Brazil), Europe and the Asia-Pacific region accounted for 55.2%, 38.8% and 6.0%, respectively, of our consolidated revenue, compared to 59.8%, 34.2% and 6.0%, respectively, of our consolidated revenue in Fiscal 2003. Revenue generated by each of three divisions was as follows:

  Comstor. Revenue from Comstor increased $193.8 million, or 20.1%, to $1,159.9 million in Fiscal 2004 from $966.0 million in Fiscal 2003. Comstor revenue accounted for 61.5% of our consolidated revenue in Fiscal 2004 compared to 58.6% in Fiscal 2003. The increase in Comstor revenue resulted from a $148.2 million increase in sales of Cisco products caused by an increase in end-user demand for Cisco networking equipment, and a $41.6 million increase in revenue contributed by the Landis acquisition that was included for the full Fiscal 2004 compared to only a portion of Fiscal 2003.

  Westcon. Revenue from Westcon increased $62.0 million, or 12.5%, to $559.8 million in Fiscal 2004 from $497.8 million in Fiscal 2003. Westcon revenue accounted for 29.7% of our consolidated revenue in Fiscal 2004 compared to 30.2% in Fiscal 2003. The increase in Westcon revenue resulted from a $40.2 million increase in revenue contributed by the Landis acquisition that was included for the full Fiscal 2004, compared to only a portion of Fiscal 2003. In addition, Westcon’s revenue was positively effected by a $32.7 million increase in revenue from convergence, security, wireless access and complementary products from vendors other than Nortel caused by an increase in end-user demand for such products. These revenue gains were offset by a $8.3 million decline in revenue from sales of Nortel products as a result of increased price competition for the products we sell.

  Voda One. Revenue from Voda One decreased $20.3 million, or 10.9%, to $165.1 million in Fiscal 2004 from $185.4 million in Fiscal 2003. Voda One revenue accounted for 8.8% of our consolidated revenue in Fiscal 2004 compared to 11.2% in Fiscal 2003. The decrease in Voda One revenue resulted from a 10.5% decline in sales of Avaya products sold by us due to increased competition.

     Cost of goods sold. Total cost of goods sold increased $217.8 million, or 14.5%, to $1,722.8 million in Fiscal 2004 from $1,505.0 million in Fiscal 2003. Our consolidated gross margin decreased to 8.6% in Fiscal 2004 from 8.7% in Fiscal 2003, despite an increase in total gross profit to $162.0 million in Fiscal 2004 from $144.2 million in Fiscal 2003. The decrease in our consolidated gross margin is attributable to the decrease in gross margins in our Comstor and Voda One divisions as described below, partially offset by an increase in gross margin in our Westcon division.

  Comstor. Cost of goods sold for Comstor increased $184.0 million, or 20.6%, to $1,075.8 million in Fiscal 2004 from $891.8 million in Fiscal 2003. Comstor gross margin decreased to 7.3% in Fiscal 2004 from 7.7% in Fiscal 2003, and gross profit increased to $84.1 million in Fiscal 2004 from $74.2 million in Fiscal 2003. The decrease in Comstor gross margin was attributable to an increase in the proportion of revenue from lower margin Cisco products sold in the United States. This negative impact was partially offset by higher gross margins from our European operations.

  Westcon. Cost of goods sold for Westcon increased $49.1 million, or 11.0%, to $497.0 million in Fiscal 2004 from $447.9 million in Fiscal 2003. Westcon gross margin increased to 11.2% in Fiscal 2004 from 10.0% in Fiscal 2003, and gross profit increased to $62.8 million in Fiscal 2004 from $49.9 million in Fiscal 2003. The increase in Westcon gross margin is attributable to higher gross margins from our European operations, offset by a decrease in gross margin generated on sales of certain complementary products. In addition, in Fiscal 2003 we recorded a $4.1 million charge to reserve our inventory of products of a certain vendor that we were no longer distributing in the United States and certain other countries, which reduced our Fiscal 2003 gross margin by 0.8%.

  Voda One. Cost of goods sold for Voda One decreased $15.3 million, or 9.3%, to $150.0 million in Fiscal 2004 from $165.3 million in Fiscal 2003. Voda One gross margin decreased to 9.2% in Fiscal 2004 from 10.9% in Fiscal 2003, and gross profit decreased $4.9 million in Fiscal 2003 from $20.1 million in Fiscal 2003 to $15.2 million in Fiscal 2004. The decrease in Voda One’s gross margin is attributable to a similar decrease in gross margin on sales of Avaya products sold by us, which comprised 95% of Voda One revenue for Fiscal 2004, due to lower sales of certain Avaya products sold by us as a result of increased competition.

     Selling, general and administrative expense. Selling, general and administrative expense increased $13.8 million, or 12.1%, to $127.3 million in Fiscal 2004, from $113.5 million in Fiscal 2003. Selling, general and administrative expense represented 6.7% of our consolidated revenue in Fiscal 2004, compared to 6.9% in Fiscal 2003. Selling, general and administrative expense increased by $8.1 million due to the impact of the Landis acquisition, which incurred $26.5 million of selling, general and administrative expense during Fiscal 2004, including $4.2 million of costs associated with the reduction in employee headcount, compared to $18.4 million during Fiscal 2003. Selling, general and administrative expense in Fiscal 2004 also included $3.5 million of management fees paid to Datatec which was included in other expense-Datatec in prior fiscal years. Effective March 1, 2004, we no longer pay any management fees to Datatec.

     Depreciation and amortization expense. Depreciation and amortization expense increased $0.1 million, or 1.0%, to $12.3 million in Fiscal 2004, from $12.2 million for Fiscal 2003. Depreciation and amortization expense remained constant at 0.7% of our consolidated revenue for each of Fiscal 2004 and Fiscal 2003.

     Goodwill impairment. There was no impairment of goodwill in Fiscal 2004. Impairment of goodwill was $105.2 million in Fiscal 2003. We recorded the impairment of goodwill in connection with our Fiscal 2003 annual impairment test. This charge reflects the decline in value of our goodwill which resulted from decreased revenue and gross profit within our Comstor division, caused in part by decreased demand for Cisco products during the downturn in the networking and communications equipment market.

     Income (loss) from operations. Income (loss) from operations changed $109.1 million to income of $22.5 million in Fiscal 2004 from a loss of $86.6 million in Fiscal 2003, because we recorded the goodwill impairment charge of $105.2 million in Fiscal 2003. Excluding this charge, income from operations increased to 1.2% of our consolidated revenue in Fiscal 2004 from 1.1% in Fiscal 2003.

     Other expense (income). Other expense (income) in total increased $2.4 million or 42.1%, to $8.2 million in Fiscal 2004 from $5.7 million in Fiscal 2003. Net interest expense increased $0.3 million, or 8.7%, to $4.1 million in Fiscal 2004 from $3.8 million in Fiscal 2003. Expenses relating to Datatec decreased $2.7 million to $1.5 million in Fiscal 2004 from $4.2 million in Fiscal 2003, primarily due to the $3.1 million management fees paid to Datatec in Fiscal 2003. Effective March 1 2004, we no longer pay any management fees to Datatec. Interest expense relating to outstanding loans from Datatec increased to $1.5 million in Fiscal 2004 from $1.1 million in Fiscal 2003. We realized a foreign exchange loss of $2.3 million in Fiscal 2004 compared to a foreign exchange gain of $4.1 million in Fiscal 2003, due to the impact of the decline in the relative value of the U.S. Dollar compared to substantially all of the other currencies in which we conduct our business.

     Provision (benefit) for income taxes. The provision (benefit) for income taxes changed $9.3 million to a provision of $8.5 million in Fiscal 2004 from a benefit of $0.8 million in Fiscal 2003, as a result of an increase in our effective tax rate to 59.5% in Fiscal 2004 from (0.8)% for Fiscal 2003. Our effective tax rate in Fiscal 2004 differed from the statutory rate as a result of certain foreign taxes and other non-deductible expenses. Our effective tax rate for Fiscal 2003 differed from the statutory rate as a result of the non-deductible goodwill impairment charge and valuation allowances recorded against the losses of our certain foreign subsidiaries.

Fiscal Year Ended February 28, 2003 Compared to Fiscal Year Ended February 28, 2002

     Revenue. Our consolidated revenue decreased $38.2 million, or 2.3%, to $1,649.2 million in Fiscal 2003 from $1,687.4 million in Fiscal 2002. During Fiscal 2003, the Americas, Europe and the Asia-Pacific region accounted for 59.8%, 34.2% and 6.0%, respectively, of our consolidated revenue, compared to 64.1%, 29.0% and 6.9%, respectively, of our consolidated revenue during Fiscal 2002. Revenue generated by each of our three divisions was as follows:

  Comstor. Revenue from Comstor decreased $94.0 million, or 8.9%, to $966.0 million in Fiscal 2003 from $1,060.0 million in Fiscal 2002. Comstor revenue accounted for 58.6% of our consolidated revenue in Fiscal 2003 compared to 62.8% in Fiscal 2002. The decrease in Comstor revenue resulted from a $150.3 million decline in sales of Cisco products as a result of a continued general decline in the market for networking and communications equipment, partially offset by $42.4 million in revenue contributed by the Landis acquisition.

  Westcon. Revenue from Westcon increased $72.0 million, or 16.9%, to $497.8 million in Fiscal 2003 from $425.8 million in Fiscal 2002. Westcon revenue accounted for 30.2% of our consolidated revenue in Fiscal 2003 compared to 25.2% in Fiscal 2002. The increase in Westcon revenue was attributable to the Landis acquisition, which contributed $59.1 million in revenue in Fiscal 2003, and a $31.2 million increase in sales of products of vendors other than Nortel, partially offset by a $15.8 million decline in sales of Nortel products.

  Voda One. Revenue from Voda One decreased $16.2 million, or 8.0%, to $185.4 million in Fiscal 2003 from $201.6 million in Fiscal 2002. Voda One revenue accounted for 11.2% of our consolidated revenue in Fiscal 2003 compared to 12.0% in Fiscal 2002. The decrease in Voda One revenue resulted from a $18.9 million decline in sales of Avaya products as a result of continued general decline in the demand for networking equipment.

     Cost of goods sold. Total cost of goods sold decreased $8.1 million, or 0.5%, to $1,505.0 million in Fiscal 2003 from $1,513.1 million in Fiscal 2002. Our consolidated gross margin decreased to 8.7% in Fiscal 2003 from 10.3% in Fiscal 2002, and total gross profit decreased to $144.2 million in Fiscal 2003 from $174.3 million in Fiscal 2002. The decrease in our consolidated gross margin was attributable to a decrease in gross margins in our Comstor and Westcon divisions as described below, partially offset by an increase in gross margin in our Voda One division.

  Comstor. Cost of goods sold for Comstor decreased $64.0 million, or 6.7%, to $891.8 million in Fiscal 2003 from $955.8 million in Fiscal 2002. Comstor gross margin decreased to 7.7% in Fiscal 2003 from 9.8% in Fiscal 2002, and gross profit decreased to $74.2 million in Fiscal 2003 from $104.2 million in Fiscal 2002. The decrease in Comstor gross margin resulted from increased price competition for the products we sell, an increased proportion of our revenue derived from lower margin less complex Cisco products and reduced incentive programs offered by Cisco, partially offset by higher gross margins generated on revenue from the Landis acquisition.

  Westcon. Cost of goods sold for Westcon increased $71.5 million, or 19.0%, to $447.9 million in Fiscal 2003 from $376.4 million in Fiscal 2002. Westcon gross margin decreased to 10.0% in Fiscal 2003 from 11.6% in Fiscal 2002, despite an increase in gross profit to $49.9 million in Fiscal 2003 from $49.5 million in Fiscal 2002. The decrease in Westcon gross margin resulted from increased price competition for the products we sell and reduced incentive programs offered by Nortel, partially offset by higher gross margins generated on revenue from the Landis acquisition.

  Voda One. Cost of goods sold for Voda One decreased $15.6 million, or 8.6%, to $165.3 million in Fiscal 2003 from $180.9 million in Fiscal 2002. Voda One gross margin increased to 10.9% in Fiscal 2003 from 10.3% in Fiscal 2002, despite a decrease in gross profit to $20.1 million in Fiscal 2003 from $20.7 million in Fiscal 2002. The increase in Voda One gross margin resulted from higher margins generated on sales of complementary products, partially offset by a decline in margin on Avaya products.

     Selling, general and administrative expense. Selling, general and administrative expense increased $9.9 million, or 9.6%, to $113.5 million in Fiscal 2003 from $103.6 million in Fiscal 2002. Selling, general and administrative expense represented 6.9% of our consolidated revenue in Fiscal 2003 compared to 6.1% in Fiscal 2002, due to the impact of the Landis acquisition which incurred $18.4 million of selling, general and administrative expense in Fiscal 2003. Excluding the impact of the Landis acquisition, our selling, general and administrative expense decreased $8.5 million, or 8.2%, in Fiscal 2003 from Fiscal 2002, due to lower compensation costs resulting from employee headcount reductions in our three operating divisions from 833 employees at the end of Fiscal 2002 to 779 employees at the end of Fiscal 2003.

     Depreciation and amortization expense. Depreciation and amortization expense decreased $8.9 million, or 42.2%, to $12.2 million in Fiscal 2003 from $21.1 million in Fiscal 2002. Depreciation and amortization expense represented 0.7% of our consolidated revenue in Fiscal 2003 compared to 1.3% in Fiscal 2002. Depreciation and amortization expense decreased due to the cessation of goodwill amortization expense in accordance with SFAS No. 142, which we adopted on March 1, 2002 and therefore did not incur goodwill amortization expense in Fiscal 2003. In Fiscal 2002, goodwill amortization expense was $11.1 million. This decrease was offset by an increase in fixed asset depreciation of $2.3 million in Fiscal 2003 due to an increase in depreciable computer and networking equipment assets.

     Stock buy-out agreement charge. There was no stock buy-out agreement charge in Fiscal 2003. In Fiscal 2002, we incurred a non-cash $6.7 million stock buy-out agreement charge relating to a stock buy-out agreement between us and a minority stockholder that was beneficially owned by certain executive officers of our company. This agreement was terminated in Fiscal 2002.

     Goodwill impairment. Impairment of goodwill was $105.2 million in Fiscal 2003. We recorded the impairment of goodwill in connection with our Fiscal 2003 annual impairment test. This charge reflects the decline in value of our goodwill which resulted from decreased revenue and gross profit within our Comstor division, caused in part by decreased demand for Cisco products during the downturn in the networking and communications equipment market. There was no impairment of goodwill in Fiscal 2002.

     Income (loss) from operations. Income (loss) from operations changed $129.6 million to a loss of $86.6 million in Fiscal 2003 from income of $43.0 million in Fiscal 2002, due to the goodwill impairment charge of $105.2 million in Fiscal 2003. Excluding this charge, income from operations decreased $24.4 million, or 56.8% to income of $18.6 million in Fiscal 2003. Excluding the goodwill impairment charge, income from operations declined to 1.1% of our consolidated revenue in Fiscal 2003 from 2.5% in Fiscal 2002, due to lower aggregate operating margins at divisions operating during both years and the Landis acquisition which generated an operating loss of $9.4 million in Fiscal 2003.

     Other expense (income). Other expense (income) in total decreased $8.6 million, or 60.0%, to $5.7 million in Fiscal 2003 from $14.4 million in Fiscal 2002. Net interest expense decreased $6.5 million, or 63.4% million to $3.8 million in Fiscal 2003 from $10.2 million in Fiscal 2002 due to declining interest rates and lower outstanding borrowing levels under our credit arrangements, partially offset by lower interest income due to decreased funds available for investing. Expenses relating to Datatec increased $2.0 million to $4.2 million in Fiscal 2003 from $2.2 million in Fiscal 2002, primarily due to a $1.9 million increase in management fees paid to Datatec to $3.1 million in Fiscal 2003 from $1.2 million in Fiscal 2002. Interest expense relating to our outstanding loans from Datatec increased to $1.1 million in Fiscal 2003 from $1.0 million in Fiscal 2002. We realized a foreign exchange gain of $4.1 million in Fiscal 2003 compared to a foreign exchange gain of $1.0 million in Fiscal 2002. During Fiscal 2002, we wrote-off $3.3 million of previously capitalized costs which were incurred in connection with an abandoned public offering of our common stock.

     Provision (benefit) for income taxes. The provision (benefit) for income taxes changed $13.8 million to a benefit of $0.8 million in Fiscal 2003 from a provision of $13.0 million in Fiscal 2002 as a result of a decrease in our effective tax rate to (0.8)% for Fiscal 2003 from 45.5% for Fiscal 2002. Our effective tax rate for Fiscal 2003 differed from the statutory rate as a result of the non-deductible goodwill impairment charge and valuation allowances recorded against the losses of certain foreign subsidiaries. Our effective tax rate for Fiscal 2002 differed from the statutory rate as a result of certain non-deductible goodwill amortization and compensation expenses.

Selected Quarterly Results

     The following table presents certain unaudited quarterly financial information for our last eight quarters on a historical basis. The unaudited interim consolidated financial information contained herein has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting of only normal recurring adjustments that we consider necessary to fairly present such information when read together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	Fiscal 2003				Fiscal 2004

	(Three Months Ended)

	May 31, 2002	August 31, 2002	November 30, 2002	February 28, 2003	May 31, 2003	August 31, 2003	November 30, 2003	February 29, 2004

Revenue	$388,589	$417,588	$428,862	$414,208	$422,353	$457,962	$482,573	$521,920
Cost of goods sold	354,987	379,734	390,143	380,143 (2)	385,051	417,463	441,575	478,681	(3)

Gross profit	33,602	37,854	38,719	34,065	37,302	40,499	40,998	43,239
Total operating expenses	27,082	31,553	136,483 (1)	35,714	33,207	34,446	32,735	39,175	(3)

Income (loss) from operations	$6,520	$6,301	$(97,764)	$(1,649)	$4,095	$6,053	$8,263	$4,064

Income (loss) before taxes	$5,949	$3,530	$(98,269)	$(3,548)	$3,721	$4,515	$4,833	$1,241

Net income (loss)	$3,201	$1,895	$(93,211)	$(3,458)	$1,860	$2,259	$2,415	$(742)

(1)	Includes a $105.2 million goodwill impairment charge relating to our Comstor division.

(2)	Cost of goods sold includes $4.1 million of inventory reserves recorded in connection with the cessation of sales of products of a certain vendor in the United States and certain other countries.

(3)	Cost of goods sold and total operating expenses includes $1.7 million and $1.4 million, respectively, of charges associated with the abandonment of certain warehouse and office facilities that are subject to operating leases.

     The following table presents certain unaudited quarterly information as a percentage of our consolidated revenue for our last eight quarters on a historical basis.

	Fiscal 2003				Fiscal 2004

	(Three Months Ended)

	May 31, 2002	August 31, 2002	November 30, 2002	February 28, 2003	May 31, 2003		August 31, 2003	November 30, 2003	February 29, 2004

Revenue	100.0%	100.0%	100.0%	100.0%	100.0	%(2)	100.0%	100.0%	100.0%
Cost of goods sold	91.4	90.9	91.0	91.8 (2)	91.2		91.2	91.5	91.7	(3)

Gross margin	8.6	9.1	9.0	8.2	8.8		8.8	8.5	8.3
Total operating expenses	7.0	7.6	31.8 (1)	8.6	7.9		7.5	6.8	7.5	(3)

Income (loss) from operations	1.6	1.5	(22.8)	(0.4)	1.0		1.3	1.7	0.8

Income (loss) before taxes	1.5	0.9	(22.9)	(0.9)	0.9		1.0	1.0	0.2

Net income (loss)	0.8%	0.5%	(21.7)%	(0.8)%	0.4%		0.5%	0.5%	(0.1)%

(1)	Includes a $105.2 million (24.5% of revenue) goodwill impairment charge relating to our Comstor division.

(2)	Includes $4.1 million (1.0% of revenue) of inventory reserves recorded in connection with the cessation of sales of products of a certain vendor in the United States and certain other countries.

(3)	Cost of goods sold and total operating expenses include $1.7 million (0.3% of revenue) and $1.4 million (0.3% of revenue) associated with the abandonment of certain warehouse and office facilities that are subject to operating leases.

     Our results of operations have fluctuated, and will likely fluctuate in the future, as a result of many factors. See “Risk Factors—Our quarterly results of operations have varied in the past and may continue to do so, which may cause our stock price to fluctuate.” Although we attempt to control our expense levels, these levels are based, in part, on anticipated sales. Therefore, we may not be able to control spending in a timely manner to compensate for any unexpected sales shortfall. We believe that you should not rely on period-to-period comparisons of our results of operations as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, our results of operations may be below the expectations of public market analysts or investors, which could adversely impact our share price.

     Our revenue, financial condition and results of operations may also be affected by seasonal patterns. During our second (June to August) and third (September to November) quarters, our revenue may be affected by factors that impact our principal vendors and increased purchases by agencies of the United States government from September to November in conjunction with their procurement cycle. These positive influences may be partially offset by a reduction in demand in Europe during the summer months. During our fourth quarter (December to February), our revenue may be negatively effected by an increased number of holidays.

     Revenue increased sequentially in each of the quarters ended May 31, 2002 through November 30, 2002 as a result of the Landis acquisition in May 2002 and an increase in sales of security, wireless and products of our vendors other than our principal vendors, offset by declines in sales of our principal vendors’ products. Revenue declined in the quarter ended February 28, 2003 because the fourth quarter of our fiscal year was affected by seasonality due to an increased number of holidays. Revenue for the quarter ended May 31, 2003 was lower than the revenue for the quarter ended November 30, 2002 because of seasonality as described in the paragraph above. Revenue increased on a sequential basis in each of the quarters ended May 31, 2003 through February 29, 2004, due to increasing demand for networking and communications equipment, including convergence, security, wireless access and products that are complementary to our principal vendors’ products.

     Gross margin increased to 9.1% of revenue in the quarter ended August 31, 2002 from 8.6% in the prior quarter due to the impact of higher margin generated on revenue from the Landis acquisition. Gross margin remained relatively flat in the two quarters ended November 30, 2002 as we continued to generate higher revenue and gross margin from the Landis acquisition. Gross margin declined to 8.2% in the quarter ended February 28, 2003 from 9.0% in the prior quarter as we recorded $4.1 million of inventory reserves in connection with the cessation of sales of products of a certain vendor in the United States and certain other countries. Gross margin in the quarters ended May 31, August 31 and November 30, 2003 remained relatively constant due to relatively stable market conditions and the absence of significant changes in product mix among our principal vendors. Gross margin declined in the quarter ended February 29, 2004 due to the impact of a $1.7 million (0.3% of revenue) charge associated with the abandonment of certain warehouse facilities that are subject to operating leases.

     Operating expenses consist of selling, general and administrative expense on a recurring basis and depreciation and amortization expense. Also in Fiscal 2004, operating expenses include management fees paid to Datatec. Operating expenses increased on an absolute basis and as a percentage of revenue in the quarter ended August 31, 2002 from the prior quarter, as a result of an increase in commissions payable to our salespersons during the quarter. In the quarter ended November 30, 2002, we recorded a goodwill impairment charge of $105.2 million. Excluding this goodwill impairment charge, operating expenses remained constant on an absolute basis with the prior quarter. Operating expenses, excluding the goodwill impairment charge, increased on an absolute basis and as a percentage of revenue in the quarter ended February 28, 2003, mainly due to a $5.4 million bad-debt expense relating to two of our customers in the United States who have filed for bankruptcy. Operating expenses remained constant on an absolute basis for the quarters ended May 31, August 31 and November 30, 2003 and declined on a percentage basis as a result of the growth in revenue during those quarters. Operating expenses increased by $6.4 million for the quarter ended February 29, 2004 from the quarter ended November 30, 2003 due to the recording of a $1.4 million charge relating to the abandonment of certain warehouse and office facilities that are subject to operating leases, higher selling compensation and other personnel expenses relating to increased revenue and the impact of weakened U.S. dollar on our foreign operating results during the quarter ended February 29, 2004.

     We expect to record additional charges during the quarter in which we complete this offering, and we believe that our selling, general and administrative expense will increase to support the recent growth in our business and due to the additional costs of becoming a publicly traded company after the completion of this offering. See “ Overview.”

Liquidity and Capital Resources

     Our business is working capital intensive. Our working capital needs are utilized to finance our accounts receivable and inventories. We largely rely on revolving credit and vendor inventory purchase financing for our working capital needs.

     We have financed our business and cash needs through cash provided by operations, borrowings under our credit and financing arrangements and a combination of borrowings and equity contributions from Datatec. In addition, we benefit from certain vendor inventory purchase financing arrangements in Europe which permit us to extend our usual vendor payment cycles. Our primary recurring future cash needs will be for working capital and capital expenditures. We may also need to use cash, incur additional debt or issue equity to make acquisitions.

     Net cash used by operating activities was $26.3 million in Fiscal 2004 compared to $162.1 million and $108.9 million provided by operating activities in Fiscal 2002 and Fiscal 2003, respectively. The decrease in operating cash flow in Fiscal 2004 was due to a $145.2 million aggregate increase in accounts receivable, inventory and prepaid expenses and other current assets. The increase in accounts receivable of $74.9 million during Fiscal 2004 resulted from an increase in our revenue, particularly due to the significant acceleration in revenue during the fourth quarter of the fiscal year, which accounted for 27.7% of our Fiscal 2004 revenue. In addition, a significant portion (69.9%) of the growth in our revenue during the second half of Fiscal 2004 compared to the first half was generated outside of the United States, where customers typically do not remit payments to us as promptly as in the United States. The inventory levels increased by $51.0 million during Fiscal 2004 due to an increase in our revenue coupled with our expectations of demand for the products we sell. The increase in prepaid and other current assets of $19.4 million during Fiscal 2004 includes a $14.2 million increase in our Value Added Tax (“VAT”) receivable resulting from the centralization of the Company’s European inventory and logistics operations in the United Kingdom during the third quarter of Fiscal 2004. These increases were partially offset by a $93.9 million increase in accounts payable and accrued expenses during Fiscal 2004. The increase in the accounts payable and accrued expenses relates to increases in amounts payable to our primary vendors and financial institutions as the Company increased its purchasing volume to meet increased demand during the fourth quarter of Fiscal 2004.

     Cash provided by operating activities decreased by $53.2 million to $108.9 million in Fiscal 2003 from Fiscal 2002, due to a $210.6 million reduction in cash provided by accounts receivable and inventory as our asset turnover remained consistent during flat market conditions, partially offset by a $178.2 million increase in cash provided by accounts payable and accrued expenses as we took advantage of improved credit terms from our vendors. Cash provided by operating activities in Fiscal 2002 totaled $162.1 million due to the impact of a $184.0 million reduction in inventory which was related to the slow down in our industry and our desire to reduce the quantities of inventory we possessed. Our average cash and cash equivalents balance typically varies significantly during the year. The average cash and cash equivalents balance during Fiscal 2003 and Fiscal 2004 was $78.7 million and $89.7 million, respectively.

     Net cash used in investing activities was $23.6 million, $16.3 million and $23.3 million in Fiscal 2002, Fiscal 2003 and Fiscal 2004, respectively, due to capital expenditures related to improvements in information systems and the expansion of warehouse and other facilities. During Fiscal 2002, we paid $11.1 million for payments of contingent consideration relating to acquisitions completed in previous fiscal years. During Fiscal 2003, we paid $5.5 million for the acquisition of the business and certain assets, primarily fixed assets and employees, and assumption of related liabilities of the distribution division of Landis Group NV. In addition, during Fiscal 2004, we paid $12.0 million for cash collateral deposits relating to our inventory financing arrangements.

     Net cash used in financing activities was $101.7 million and $57.0 million in Fiscal 2002 and Fiscal 2003, respectively. Net cash provided by financing activities was $9.1 million in Fiscal 2004. Net cash used in financing activities increased in Fiscal 2002 and Fiscal 2003, as compared to Fiscal 2001, due to $33.7 million and $54.7 million, respectively, in net repayments under our former revolving credit facility, and $65.0 million and $10.0 million in repayments, respectively, under our $75.0 million acquisition facility during those years using borrowings from our former revolving credit facility. As of February 29, 2004, we had outstanding borrowings of $84.5 million under our revolving credit facilities compared to $72.2 million and $126.9 million as of February 28, 2003 and February 28, 2002, respectively, under our former revolving credit facilities. The average outstanding borrowing under our North America revolving credit facility from the effective date of this facility, June 12, 2003, to February 29, 2004 was $92.4 million and ranged between $55.1 million and $116.5 million during such period. In Fiscal 2002, we repaid $3.0 million in advances from Datatec. In Fiscal 2003, we received $8.0 million through loans from Datatec, net of amounts repaid to Datatec.

     We maintain significant cash and cash equivalent balances outside the United States. As of February 29, 2004, $59.0 million or 51.8% of our cash and cash equivalents existed outside the United States. We are restricted from repatriating cash due to restrictions on dividends and repayment of intercompany loans under our financing arrangements, significant additional taxes and/or withholding and capitalization requirements in certain jurisdictions. These factors limit our ability to repatriate substantial amounts of cash to the United States in the event we needed to do so for working capital or for any other business purpose.

     We currently expect to make capital expenditures of approximately $10.3 million in Fiscal 2005 to continue the expansion of our business and for the upgrade and maintenance of our principal enterprise resource planning system.

     Our $160.0 million former revolving credit facility with IBM Credit Corporation and HSBC Bank USA was scheduled to expire on December 31, 2002 and was extended until June 30, 2003. On June 12, 2003, we entered into a new three-year $175.0 million syndicated revolving credit facility for our U.S. and Canadian subsidiaries with various U.S. and Canadian lenders, including HSBC Bank USA, General Electric Capital Corporation, LaSalle Business Credit, LLC and ABN Amro Bank N.V., and paid all amounts outstanding under our former revolving credit facility. Advances under our new credit facility (including letters of credit) may not exceed the lesser of $175.0 million or the sum of 85% of our eligible accounts receivable plus the lesser of 65% of our eligible inventory and 85% of the orderly liquidation value of the inventory at certain subsidiaries. The revolving credit facility bears interest at the prime rate plus a margin that ranges from 0.25% to 0.75% or LIBOR plus a margin that ranges from 2.25% to 2.75%, at our option, and requires a commitment fee that ranges from 0.25% to 0.50% on the unutilized portion. The interest rate margins and commitment fee are determined by reference to our utilization of the facility. The margin and fee increase as utilization increases. Borrowings under this credit facility are collateralized by (i) a pledge of 100% of the stock of Westcon Group subsidiaries in the U.S. and a pledge of 66.66% of the stock of Westcon Group subsidiaries in Canada and (ii) a security interest in substantially all of the assets of Westcon Group and its subsidiaries in the United States and Canada, subject to certain exceptions in the case of Westcon Group’s cash and cash equivalents as well as its interests in subsidiaries outside of North America. This facility contains certain affirmative and negative covenants including, but not limited to, financial covenants establishing minimum fixed charge coverage and tangible net worth and covenants that restrict our ability to incur debt, create liens, make acquisitions and investments, sell assets and the ability of our U.S. and Canadian subsidiaries to pay us dividends. The prime rate and LIBOR were 4.0% and 1.1%, respectively, at February 29, 2004. As of February 29, 2004, we had $71.9 million outstanding under this revolving credit facility.

     Certain of our European subsidiaries have arrangements with GE Commercial Distribution Finance (“GE”) to provide up to an aggregate of $170 million of vendor inventory purchase financing which enables us to finance the purchase of inventory from Cisco for these subsidiaries. GE may, at any time upon the occurrence of certain events, including late payments under the arrangements and a cross-default to non-payment of other debt, terminate the financings. The vendor inventory purchase financings permit these subsidiaries to order products from Cisco with the products initially paid for by the financial institution which effectively enables us to obtain extended payment terms (normally 60 days from receipt of the product). We become obligated to pay GE upon receipt of the product, at which time title passes to us. Obligations under these financings are guaranteed by Westcon Group, Inc. and several of our European subsidiaries and are collateralized by inventory and inter-company accounts receivable relating to the sale of Cisco products in Europe. Our subsidiaries that are party to these financings must also comply with financial covenants that establish minimum liquidity and a minimum net profit before tax to revenue percentage and maximum leverage for these subsidiaries. These arrangements prohibit our European subsidiaries from paying dividends to us. As of February 29, 2004, we had $140.8 million outstanding under these arrangements.

     One of our subsidiaries in the United Kingdom has an arrangement with a financial institution to provide accounts receivable financing. Advances under the accounts receivable arrangement are generally available for up to 85% of the subsidiary’s eligible accounts receivable and bear interest at a rate of 1.2% above the sterling base rate (4.0% as of February 29, 2004) or if the discounting account is kept in a currency other than sterling, its equivalent for that currency quoted from time to time by HSBC Bank Plc (or its successors) for London based accounts. This arrangement, whose initial term expired on February 29, 2004, is subject to automatic renewal on a monthly basis unless terminated by either party on one month’s notice. As of February 29, 2004, we had $4.7 million outstanding under this arrangement.

     One of our subsidiaries in Australia has an arrangement with a financial institution to provide up to $13.2 million of accounts receivable, foreign currency settlement and other financing. Advances under the accounts receivable arrangement are generally available for up to 85% of the subsidiary’s eligible accounts receivable and bear interest at the financial institution’s base rate plus 0.50% (9.1% per annum as of June 30, 2004). This arrangement contains financial covenants setting forth requirements for minimum earnings before interest and taxes to fixed charge coverage ratio, minimum after tax retained earnings and minimum net inventory value to amount outstanding under the arrangement. This arrangement expires in September 2004. As of February 29, 2004, no amount was outstanding under this arrangement.

     During March, April and May of 2003, we entered into several accounts receivable financing arrangements with financial institutions relating to certain former Landis subsidiaries to provide up to an aggregate $40.0 million of accounts receivable financing. Certain of these arrangements totaling an aggregate of $13.0 million of financing were subsequently terminated. Advances under the arrangements are generally available for up to 85% of the subsidiaries’ eligible accounts receivable and bear interest at rates based upon the respective bank’s base borrowing rates plus 1.5% to 1.75%. These arrangements have expired or will expire during Fiscal 2004 and Fiscal 2005. As of February 29, 2004, $7.9 million was outstanding under these arrangements.

     From time to time prior to May 2003, Datatec extended loans to assist us with our working capital and acquisition financing requirements. As of February 29, 2004, an aggregate principal amount of $37.2 million was outstanding under loans to us from Datatec, including accrued interest. We intend to repay approximately $7.2 million of such loans to Datatec from the net proceeds of this offering. The remaining balance of approximately $30.0 million will be represented by a note that we will issue to Datatec prior to the completion of this offering, bearing cash interest that will be payable quarterly at a fixed rate of 4.75% per annum. The principal amount of the note will be paid in two equal installments, with each installment payable on the first business day following seven years and eight years, respectively, from the date of the note. We may at our option prepay the note in whole or in part at any time prior to maturity without penalty. We do not intend to incur any additional indebtedness from Datatec.

     The Company does not have any material minimum purchase obligations. We have contractual commitments under operating lease arrangements, employment, non-competition and separation and general release agreements with our former Chief Executive Officer and long-term debt due to Datatec. Payments due under these arrangements after February 29, 2004 are as follows:

	Payments Due by Period

Contractual Obligations	Total	< 1 year	1-3 years	4-5 years	> 5 years

	(in thousands)
Non-cancelable operating leases	$57,572	$9,543	$19,255	$9,933	$18,841
Employment, non-competition and
separation and general release
agreements(1)	3,322	2,558	764	—	—
Long-term debt – Datatec	37,224	—	37,224	—	—

Total	$98,118	$12,101	$57,243	$9,933	$18,841

(1) Effective May 21, 2004, Alan Marc Smith resigned as our President and Chief Executive Officer and will cease to be one of our employees as of July 30, 2004. Upon his resignation, we entered into a Separation and General Release Agreement with him. This agreement modified Mr. Smith’s employment and non-competition agreements. For more information on the terms of the Separation and General Release Agreement, see “Management – Employment Agreements.”

     We believe that the net proceeds from the sale of our common stock offered hereby, cash and cash equivalents on hand, net cash provided by operating activities, funds available under our credit arrangements, including our revolving credit facility, will provide sufficient resources to meet our working capital requirements and other cash needs for at least the next 12 months. If we were to experience significant growth in our business or engage in any acquisitions not currently anticipated, additional debt or equity financing would likely be required.

Critical Accounting Policies and Estimates

     The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts of revenue and expenses during the reporting period, disclosure of any contingent assets and liabilities and the footnotes to the financial statements. On an ongoing basis, we review and evaluate our estimates and assumptions, including those that relate to revenue recognition; vendor programs; accounts receivable; inventories; goodwill and other long-lived assets and income taxes. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies are affected by our judgment, estimates and/or assumptions used in the preparation of our consolidated financial statements.

     Revenue Recognition – Revenue is recorded on a gross basis. We recognize revenue from product sales, which includes pre-sale support and logistics, management and administrative services, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured. Transfer of title and risk of ownership occurs upon shipment of product or upon delivery when we bear the risk of loss while the product is in transit. At the end of each quarter, we do not recognize revenue related to products in-transit to our customers for which we bear the risk of loss while in transit. We also offer customers the right to return products that do not function properly within a limited time after delivery. We record a provision for the estimated amount of product returns, based on historical experience, which is recorded concurrently with the recognition of revenue. While such returns have historically been within our expectations and the provisions established, we may not continue to experience the same return rates that we have experienced in the past. Any significant increases in product returns could have a material adverse impact on our results of operations. We recognize revenue from services that are subject to separate arrangements with customers, such as post-sales support and technical services, professional services and marketing and customer training, at the time the services are rendered.

     Vendor Programs – We receive purchase discounts, product rebates, inventory price protection and allowances such as cooperative marketing, training and advertising incentives and promotional programs from our vendors. Purchase discounts, product rebates and inventory price protection relating to inventory sold are recorded as reductions to our cost of goods sold. The allowances such as cooperative marketing, training and advertising incentives and promotional programs are recorded, net of direct costs, as a reduction to our selling, general and administrative expense. We accrue rebates based on the specific terms of the program and sales or purchases of qualifying products. These incentives are generally offered by our vendors on a quarterly, semi-annual or annual basis. However, some of these incentives are negotiated on an ad hoc basis to support specific programs mutually developed by us and the vendor. Some of the vendor programs may extend over one or more quarterly reporting periods. Actual rebates may vary based on purchase volume or other sales achievement levels, which could result in an increase or reduction in the estimated amounts. Some of these incentives require estimates by our management of amounts earned in any particular period which requires us to estimate our future sales of particular products and whether we will meet other sales achievement levels. In addition, if market conditions deteriorate, vendors may change or discontinue the future terms of some or all of these programs. Any such changes could lower our gross margins. We also provide reserves for receivables on vendor programs for estimated losses resulting from vendors’ inability to pay or rejections of claims by vendors.

     Accounts Receivable – We provide allowances for doubtful accounts on our accounts receivable for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, which may result in the impairment of their ability to make payments, additional allowances may be required. On a regular basis, we review and evaluate the customers’ financial condition, which generally includes a review of the customers’ financial statements, trade references, past payment history with us as well as with other vendors that the customer transacts business with. We specifically evaluate identified customer risks that may be present, collateral requirements, if any, from the customer, which may include, among other things, UCC filings, personal guarantees or other forms of security, and the quality and aging of our receivable portfolio with the customer, credit insurance coverage and information received from the insurers.

     Inventories – We state our inventories at the lower of cost or market. We maintain inventory levels based on our projections of future demand and market conditions. Any sudden decline in demand or technological change can cause us to have excess or obsolete inventories. On an ongoing basis, we review for estimated obsolete or unmarketable inventories and write-down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions. These write-downs are reflected in cost of goods sold. If actual market conditions are less favorable than our forecasts, additional inventory write-downs may be required. Our estimates are primarily influenced by the following considerations: sudden decline in demand due to economic downturn; rapid product improvements and technological changes; our ability to return a certain amount of our purchases to vendors; and protection from loss in value of inventory under our vendor agreements.

     Goodwill and Other Long-Lived Assets – Goodwill is tested for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142. Goodwill and Other Intangible Assets and all other long-lived assets are tested for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

     In accordance with SFAS No. 142, we no longer amortize goodwill effective March 1, 2002, the date we adopted SFAS No. 142. Instead, goodwill is reviewed for impairment at least annually or when facts and circumstances indicate that goodwill may be impaired, using fair value measurement techniques. The valuation methods include estimated net present value of projected future cash flows of each of our reporting units. If actual results are substantially lower, or if market discount rates increase, it could adversely affect our valuations and may result in additional future impairment charges. During Fiscal 2003, we recorded a goodwill impairment charge of $105.2 million.

     In accordance with SFAS No. 144, we assess impairment of our long-lived assets when there is evidence that recent events or changes in circumstances have made recovery of an asset’s carrying value unlikely. When the sum of the expected, undiscounted future net cash flows is less than the carrying value of an asset, an impairment loss is recognized. Factors we consider important, which may cause an impairment include: significant changes in the manner of use of the asset; negative industry or economic trends; and significant underperformance relative to historical or projected results of operations.

     Income Taxes – As part of the process of preparing our consolidated financial statements, we calculate our income tax expense in each of the tax jurisdictions in which we operate in accordance with SFAS No. 109. This process involves calculating our actual current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing revenue and expenses, for tax and accounting purposes. These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We are required to assess the likelihood that our deferred tax assets, which include net operating loss carryforwards and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income or other tax planning strategies. If recovery is not likely, we have to provide a valuation allowance based on our estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately realizable. The provision for current and deferred tax liabilities involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities.

Quantitative and qualitative disclosures about market risk

     We are exposed to market risk in the ordinary course of business, which consists primarily of interest rate risk associated with our variable rate debt and foreign exchange rate risk. We do not have material equity price risk as our equity investments are not significant.

Interest rate risk

     All borrowings under our revolving credit facility and the majority of our debt obligations bear interest at variable rates. Our revolving credit facility bears interest at the prime rate plus a margin that ranges from 0.25% to 0.75% (depending on the average amount of excess availability we maintain under the facility) or LIBOR plus a margin that ranges from 2.25% to 2.75%, at our option, and requires a commitment fee that ranges from 0.25% to 0.50% on the unutilized portion of the line. While we have not used derivative instruments to alter the interest rate characteristics of our debt instruments in the past, we may do so in the future. The fair value of our outstanding borrowings that are sensitive to changes in interest rates is $115.8 million as of February 29, 2004. A 150-basis point increase or decrease in rates at February 29, 2004 would not result in a material change in the fair value of these obligations.

     The following table presents the hypothetical changes in interest expense related to our outstanding borrowings in Fiscal 2004 that are sensitive to changes in interest rates. The modeling technique used measures the changes in interest expense arising from hypothetical parallel shifts in the yield curves of the respective countries, of plus or minus 5%, 10% and 15% in Fiscal 2004.

	Interest Expense Given an Interest Rate Decrease by X Percent			Actual Interest Expense Assuming No Change in Interest Rate	Interest Expense Given an Interest Rate Increase by X Percent

	15%	10%	5%		5%	10%	15%

	(in thousands)
Lines of credit	$4,390	$4,649	$4,907	$5,165	$5,423	$5,682	$5,940
Long-term debt-Datatec	916	970	1,024	1,078	1,132	1,186	1,240

Total	$5,307	$5,619	$5,931	$6,243	$6,555	$6,867	$7,179

Foreign currency risk

     We utilize forward currency contracts to manage our currency exchange rate risk exposures in major countries where we operate. Forward currency contracts are entered into for periods consistent with the specific underlying exposures, are generally short-term in nature with maturities of less than one year, and do not constitute positions independent of those exposures. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate movements, since the gains and losses on these contracts substantially offset losses and gains on the underlying liabilities being hedged. As of February 29, 2004, our primary foreign currency market exposures were the Euro, the British Pound, the Australian Dollar and the Canadian Dollar. The Company does not apply hedge accounting to these forward currency contracts; and has not designated any of them as hedging instruments. We do not hold or issue derivative financial instruments for trading purposes.

     The fair value of forward currency contracts is sensitive to changes in foreign currency exchange rates. The following table presents the hypothetical changes in fair values in our outstanding derivative instruments at February 29, 2004 that are sensitive to changes in foreign currency exchange rates. The modeling technique used measures the change in fair values arising from an instantaneous strengthening or weakening of the U.S. Dollar by 5%, 10% and 15%.

	Loss on Derivative Instruments Given A Weakening of the U.S. Dollar by X Percent			Loss Assuming No Change in Exchange Rate	Gain on Derivative Instruments Given A Strengthening of the U. S. Dollar by X Percent

	15%	10%	5%		5%	10%	15%

Forward contracts	$7,843	$5,449	$1,742	$195	$(1,353)	$(5,060)	$(7,454)

     In addition, substantially all of our selling, general and administrative expense outside the United States is denominated in local currency, principally the Euro, the British Pound, the Canadian Dollar and the Australian Dollar. We estimate that a one percent weakening in the U.S. Dollar against these local currencies would have increased our selling, general and administrative expenses by approximately $620,000 in Fiscal 2004. We do not believe that movements in exchange rates have a material impact on our gross margins because both sales in foreign locations and the related purchases of inventory are generally either denominated in the local currency, or denominated in, or indexed to, U.S. Dollars.

Impact of Inflation

     Inflation has not had a significant impact on our operations during the periods presented. Technological advances and competition within the networking and communications industry has generally caused prices of the products sold by us to decline. Management believes that we could pass on any price increases to our customers, as the prices that we charge are not set by long-term contracts.

Related Party Transactions

For a description of our related party transactions, see “Certain Relationships and Related Transactions.”

Recent Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and certain intangibles with an indefinite life not be amortized, but subjected to an impairment test on an annual basis or when facts and circumstances suggest such assets may be impaired. We adopted SFAS No. 142 effective March 1, 2002 which resulted in the cessation of goodwill amortization, which was $11.1 million in Fiscal 2002 and required us to perform a transitional impairment analysis upon adoption. We completed the transitional impairment test as of March 1, 2002 which did not result in impairment. We completed our annual impairment test as of November 30, 2002 which resulted in an impairment charge of $105.2 million relating to the Comstor division in Fiscal 2003. This charge is reflective of a downturn in the technology equipment market which negatively impacted our sales and gross profit relating to Cisco products. This caused the operating profits and cash flows of the Comstor division to be lower than expected during the nine months ended November 30, 2002. Based upon the prevailing market conditions, our long-term earnings and cash flow projections were revised. The fair value of the Comstor reporting unit was estimated using the expected present value of the future cash flows.

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases. We adopted SFAS No. 143 effective March 1, 2002. The adoption of SFAS No. 143 did not have an impact on our consolidated financial statements.

     In November 2002, the FASB issued FASB Interpretation (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires additional disclosure relating to guarantees and in some cases requires the recognition of a liability for the fair value of certain guarantees. FIN 45 is applicable to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have an impact on our consolidated financial statements, as we do not guarantee the liabilities of others.

      In November 2002, the Emerging Issues Task Force issued EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF 00-21 applies to certain contractually binding arrangements under which a company performs multiple revenue generating activities and requires that companies account for each element within an arrangement with multiple deliverables as separate units of accounting if (a) the delivered item has value on a stand-alone basis, (b) there is objective and reliable evidence of fair value and (c) the amount of the total arrangement consideration is fixed. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have an impact on our consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We implemented the disclosure provisions of SFAS No 148.

     In March 2003, the Emerging Issues Task Force issued EITF 02-16 Accounting by a Customer (including a reseller) for Certain Consideration Received from a Vendor. Under EITF 02-16, rebates or refunds of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for as specified time period are recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the company toward earning the rebate or refund provided the amounts are probable and reasonably estimable. We have adopted EITF 02-16. The adoption of EITF 02-16 did not have a material impact on our consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The adoption of SFAS No. 150 did not have an impact on our consolidated financial statements.

BUSINESS

Overview

     We are a specialty distributor of networking and communications equipment for leading technology vendors, principally Cisco Systems, Nortel Networks and Avaya. Our vendors rely upon us as an important indirect sales channel focused on selling their technologically advanced products. Our customers, who are resellers, systems integrators and service providers, typically do not have direct relationships with our vendors. We provide our customers with the necessary technical expertise, sales support and services required to resell, install and support these products. We also provide our customers with solutions that integrate products manufactured by other vendors, many of whose products are complementary to those of our principal vendors. We have expertise in selling products that enable the convergence of voice, data and video applications and technologies, including voice-over Internet protocol, or VoIP, as well as products that provide security for networking and communications systems.

     As networking and communications products have become increasingly complex, our customers’ reliance on distributors to provide specialty sales and support services, employee training and logistics, management and administrative services has increased. By providing our customers with these services, in addition to our vendors’ products, we enable our customers to expand their businesses and reduce their costs. As of February 29, 2004, we had approximately 100 technical personnel and over 500 sales and marketing personnel supporting over 100 vendors and over 7,900 customers worldwide.

     We were established in 1985 to develop services for the local area network market and, prior to August 1998, operated primarily as a specialty distributor for Nortel’s data networking products. Since August 1998, Datatec, a networking and services company incorporated in South Africa, has been our majority stockholder. Through a series of business combinations, primarily our acquisitions of RBR Group Limited (Comstor UK) in September 1998 and Comstor Corporation in August 1999, we also became a specialty distributor for Cisco. Through additional acquisitions, primarily Inacom Communications, Inc. and CCA Technologies, Inc. in July and September 2000, respectively, we also became a specialty distributor for Avaya. We conduct a significant part of our business outside the United States, particularly in Europe, and intend to continue to expand internationally.

Our Opportunity

     Networking and communications equipment vendors are increasingly utilizing outsourced providers of business-critical services, such as distribution and manufacturing, to improve their profitability and liquidity. These vendors rely upon distributors to address the highly fragmented market consisting of resellers, systems integrators and service providers who lack the requisite technical understanding to identify and install complex products and solutions best suited to meet end-user customer needs. We believe that the vendors’ reliance on these indirect sales channels, both in the United States and internationally, will continue to grow as the complexity of their products continues to increase and as vendors seek to increase efficiency and reduce costs.

     Within the networking and communications industry, there are two primary types of distributors, specialty and broadline. Both purchase products directly from vendors and sell them to resellers, systems integrators and service providers. Specialty distributors generally sell more complex products of a limited number of vendors and offer the expertise and technical support capabilities necessary to sell these complex products and solutions. In addition, many vendors utilize specialty distributors to introduce new product lines, particularly those that are emerging technologies. These distributors employ sales and technical personnel who are trained and/or certified by vendors in a manner similar to the vendors’ own staff. Broadline distributors, by contrast, carry numerous products of a large number of vendors, many of which are high-volume, low-dollar-cost or commodity-type products, such as personal computers and monitors, servers, office furniture, personal digital assistants, connector cables, office supplies and printers. These distributors compete primarily on unit price, shipping costs and product availability.

      We believe that the following trends and emerging technologies will play a key role in industry growth:

     Growth of networking and communications market. As commercial enterprises and governmental entities upgrade, expand and replace their networks, they will need to acquire new networking and communication equipment such as switches, hubs and routers. According to a November 2003 report by International Data Corporation, or IDC, a third party research firm, after declining from $28.9 billion in 2001 to $23.5 billion in 2003, the overall end-user enterprise networking and communications equipment industry is expected to grow to $32.1 billion in 2008.

     Convergence of voice, data and video communications. Voice, data and video networks have historically been built or deployed as separate networks within organizations since each network has used different switching and transmission technologies. Recent technological developments have allowed a single network to reliably carry voice, data and video traffic. Accordingly, organizations can achieve significant cost savings, increase efficiency and capitalize on new productivity enhancing applications by utilizing a single, integrated network for their communications requirements, including VoIP. Applications such as unified messaging, mobility and customer relationship management provide new capabilities to organizations by cost-effectively extending the reach and productivity of their employees. We expect the convergence of voice, data and video networks to accelerate over the next several years. According to a September 2003 report by IDC, the market for converged telephone systems (Internet protocol PBX systems and Internet protocol telephones) is expected to grow from $2.3 billion in 2003 to $7.9 billion in 2008.

     Increased demand for network security. Interconnectivity of networks and connections to the Internet expose networks to unauthorized intrusions. Viruses, hackers and spammers create an environment that dilutes the productivity gains and benefits of networking and exposes organizations to legal liabilities and economic loss. Organizations are increasingly investing in security systems and technology in an effort to protect critical data, communications systems and facilities from such unauthorized intrusions and minimize disruptions while allowing e-commerce and business communications to occur smoothly. Converged networks combining voice, data and video have an even greater need for security as important applications such as employee voice mail, customer relationship management and user mobility features are added to networks. These security systems and technologies include virtual private networks, firewalls, anti-virus software, user authentication devices, intrusion detection software and encryption software which are used by organizations to create secure networks. Further, solutions that integrate hardware appliances and software security applications allow for more complex security designs and risk assessment of a network. According to an August 11, 2003 report by Gartner, Inc., a third-party research firm, the market for network security infrastructure is expected to grow from $2.7 billion in 2003 to $4.0 billion in 2007.

     Continued development of Internet-based applications. Demand for networking and communications equipment can be attributed to the growth and widespread use of the Internet, as well as Internet-based applications such as e-mail and e-commerce which require increased bandwidth. High-speed Internet connections enable organizations to increase productivity by deploying new services and applications such as video, virtual private networks, mobility, remote data storage and remote access. In order to remain competitive, organizations are enhancing their networking and communications infrastructure. Secure converged networks provide a platform for new devices that connect via Internet protocol. Internet protocol devices such as wireless local area network access points, phones, personal digital assistants, video recorders, storage devices, Internet protocol surveillance or monitoring systems and handheld computers enhance the value and extend the capabilities of networks. According to a May 28, 2004 report by Dell’Oro Group, a third-party research firm, 1.2 million Internet protocol phones were shipped in the first calendar quarter of 2004, representing a 94% increase as compared to the first quarter of 2003. We believe that these factors will continue to drive demand for networking and communications products, particularly converged networks.

Our Value Proposition

     As a specialty distributor of networking and communications products, we offer significant benefits to both our networking and communications equipment vendors and our reseller, systems integrator and service provider customers who generally sell products to commercial enterprises and governmental entities.

Benefits to Vendors

     We act as an indirect sales channel for our vendors. They utilize the competence of our sales force, technical capabilities, logistics services and breadth of customer relationships to cost-effectively distribute networking and communications products.

     Expanded sales reach. As of February 29, 2004 we had over 500 sales and marketing personnel in the United States, Canada, Europe, Australia, Brazil and Singapore, who provide sales coverage and reseller recruitment for our vendors’ products and services. Our sales force provides access to customers and markets that are not generally otherwise served by our vendors’ direct sales forces. Through a variety of marketing, training and selling initiatives, we help authorize resellers and introduce new products of both leading and emerging vendors to our customers.

     Vendor-focused sales organization. In the United States, we have organized our sales and marketing efforts in three distinct divisions, each focused on distributing the products and services of one of our single principal vendors — Cisco, Nortel or Avaya — as well as complementary products and services from other vendors. Each division has technical expertise for the products it markets and generates vendor loyalty for its particular product lines. Internationally, we have organized our sales and marketing efforts in two divisions, one focusing on distributing Cisco products and the other on distributing Nortel and Avaya products. Both international divisions also sell complementary products from other vendors.

     Product support. Our sales staff is currently supported by approximately 100 technical personnel. Of these, approximately 80% have vendor and/or other industry certifications, including such accreditations as Cisco’s CCDA, CCNA, and CCIE accreditations, Nortel’s Certified Account Specialist, Design Specialist and Support Specialist accreditations and Avaya’s Certified Associate – Communication Networking accreditations. Because we provide qualified technical support prior to and following sales, our vendors rely on us for vital product and customer support functions.

     Logistics, management and administrative services. We serve as a point of systems aggregation for our vendors and perform certain final product assembly functions. For example, we perform final assembly of PBX systems such as Avaya’s DEFINITY and Communication Manager. Final assembly includes installation of appropriate analog and digital circuit interfaces and enabling call center, unified messaging or voicemail capabilities to match the customer order. In addition, we provide configuration services to our customers, such as installing software on routers and configuring and testing products before shipping. Because our vendors sell products to us, rather than to our numerous customers, we are responsible for billing and collection of receivables from the fragmented reseller, system integrator and service provider market, thereby reducing our vendors’ administrative and other costs.

   Benefits to Customers

     Specialty sales and support services. We offer a number of specialty sales and support services to assist our customers throughout the sales process to their end-user customers. Our accredited sales and technical personnel assist customers in the planning and design of solutions and advise them on the optimal product or service configuration to match their customers’ needs. Many of our customers rely upon us as a primary source of technical and other product support, including a variety of vendor and third-party support programs.

     Training and marketing programs. We offer customized training and marketing programs for our customers’ sales and technical staff through classroom programs and over the Internet. During Fiscal 2004, we offered over 600 training programs worldwide that were attended by over 13,000 participants. Our programs offer, among other things, information on our vendors’ products, technical training, and training tailored to specific markets such as the federal government, the education market and the healthcare market.

     Technology centers. We have technology centers in the United States and in Europe. Our technology centers are equipped with a wide array of configured products. At our technology centers, our customers and their end-users can replicate networks and test products in a laboratory environment before placing purchase orders. Our customers also use our technology centers to host product demonstrations for end-users, and to conduct meetings and seminars. In addition, we use our technology centers to evaluate and gain practical experience with new technologies and vendors and to prepare our customers’ staff for vendor accreditation.

     Logistics, management and administrative services. Our logistics management functions include pre-assembling, custom-configuring, testing and custom-labeling products and facilitating customs-clearance of products for our customers in certain international markets. As part of our inventory management function, we allocate products to specific customers for the purposes of periodic shipment in accordance with multi-phase customer implementation schedules. We are able to reduce the need for our customers to hold and handle inventory by shipping directly to end-users from our inventory locations, or arranging for shipment directly from vendors. We also assist our customers in preparing customer-specified packing lists and product documentation.

Our Strategy

     Our strategy is to be a leading specialty distributor for our vendors in the networking and communications equipment industry and to continue to increase our market share in higher-growth segments such as converged networks, security and Internet protocol based applications and devices. To achieve our strategic objectives, we intend to continue to:

     Enhance our specialty sales and support services. We believe that the quality and range of our specialty sales and support services is a significant factor that differentiates us from our competitors and strengthens our relationships with our vendors and customers. We intend to continue to enhance existing sales and support services and develop new programs and services for our vendors and customers. For example, our Convergence Symposia are designed to help our customers transition from the data or voice market to the convergence market.

     Expand and enhance our relationships with our current vendors. As Cisco, Nortel, Avaya and other vendors have increasingly outsourced sales and customer support functions, we have expanded and will continue to expand our capacity to provide those services to further develop our role as a sales channel. We believe that there will be a reduction in the number of distributors authorized to purchase directly from our vendors in an effort by the vendors to reduce their costs. For example, Cisco has only three primary distributors in the United States, including us, and has recently reduced the number of distributors in Europe authorized to purchase directly from Cisco. We intend to continue to expand our operations in Europe and other international markets in conjunction with the continued consolidation of distributors in our industry.

     Expand our convergence and security product offerings and revenue. We expect the market for converged voice, data and video networks, including VoIP, and related security to accelerate over the next several years. We expect the demand for these networks and related components will increase as organizations recognize the significant savings, increased productivity and new services that are available by utilizing a single, integrated network for their communications requirements. We believe that we have expertise in security-related products and services. For example, we were one of the first major North American distributors of Check Point products and are the world’s largest distributor of Check Point products. We intend to continue to increase our convergence and security revenue by broadening our convergence and security-related product offerings as we enlist additional vendors whose products support the creation, efficiency and scalability of convergence networks.

     Add new technologies and vendors. We believe that we may experience growth from the sale of products that utilize technologies which are complementary to products of our principal vendors. These technologies expand the range of solutions our customers can provide to end-users. The complexity of the products and the solutions that can be designed using these technologies creates demand for our sales and support services, which typically affords us higher gross margins. In addition, each year we contract with new vendors whose products generally provide higher margins than those generated by sales of the products of vendors which we have been distributing for longer periods. During Fiscal 2004, we sold products of 20 vendors that we had not sold previously. We intend to continue to add new vendors, products and technologies to our portfolio.

     Pursue acquisitions to broaden our geographic and product coverage. We have significantly broadened our geographic and product coverage by completing and integrating several acquisitions. For example, in May 2002, we acquired the business and certain assets, primarily fixed assets and employees, and assumed related liabilities of the distribution division of Landis Group NV, a Netherlands company, which operated in nine countries in Europe, seven of which represented new markets for us. We plan to continue to pursue acquisitions to expand our operations in international markets, including in sales territories important to our principal vendors, as well as to add products to our portfolio.

     Focus on financial efficiencies. We have improved our working capital ratios through a disciplined approach to working capital management. Our principal information system facilitates our oversight of key working capital accounts and resource planning. We will continue to focus on working capital management to maintain and, when possible, improve our liquidity.

Sales and Marketing

     Our three divisions focus on selling and marketing products we purchase from our three principal vendors, as well as selected other vendors. We generally refer to products from our principal vendors as our primary products. These products typically include the major components of networks, such as hubs, routers, switches and private branch exchanges. Each division also sells selected complementary products from these and other vendors such as security, wireless connectivity and remote access devices, which allow our customers to provide their end-user customers with integrated solutions. In certain international markets, some products are sold across divisions due to the size of our current market opportunities in those regions.

     As of February 29, 2004, we had over 500 sales and marketing personnel in 13 countries, supported by approximately 100 technical personnel. Our sales staff is compensated on the basis of both revenue and gross margin generated, as well as the achievement of specific objectives set by management.

     To enhance our relationship with our principal vendors, the operations of each of our sales divisions within a specific region are aligned with the sales territories of its principal vendor. The principal vendor focus of each division, our specialty sales and support skills and our strategy of avoiding conflict with and among our principal and other major vendors, helps us to maintain strong relationships. Personnel in each division collaborate with their counterparts from our principal and other major vendors in jointly developing programs that target sales opportunities, training of staff and customers, collaborating on marketing and promotion opportunities, addressing mutual inventory requirements and planning product pricing, rollouts and allocations. In addition, our government and education program directors work with their vendor counterparts to manage sales of products to governmental entities at the federal, state and local level as well as to the education markets. We believe that this collaboration strengthens our relationship with our vendors and gives us a competitive advantage.

   Comstor

     Our Comstor division offers a wide range of Cisco products in the United States and in our international markets. In Fiscal 2004, the Americas (including the United States, Canada and Brazil) accounted for 42.7%, Europe accounted for 47.6% and Australia, New Zealand and Singapore accounted for 9.7% of Comstor revenue. Sales of Cisco products accounted for 90.0% of Comstor revenue in Fiscal 2004. Comstor is one of only three authorized distributors for Cisco in the United States. Comstor sells Cisco products such as routers, switches, hubs and wireless connectivity products including the Catalyst multi-layer, multi-service series switches, Cisco multi-function routers, AVVID Internet protocol telephony products, as well as convergence products, such as Cisco Call Manager and Call Manager Express. In addition, Comstor distributes products manufactured by other vendors such as Adtran, Proxim, RSA and Symbol.

     As of February 29, 2004, Comstor had 286 sales and marketing and technical personnel, of which 70 were located in the Americas, 140 were located in Europe and 76 were located in the Australia, New Zealand and Singapore. Comstor’s entire sales staff is certified by Cisco to sell its products, and we believe that Comstor’s sales staff has the same level of expertise as Cisco’s own sales staff. In addition, Comstor’s sales staff receives ongoing training conducted by other vendors in connection with the complementary products sold by Comstor. Comstor’s technical personnel include various highly-specialized pre-sales, post-sales and field-based engineers who hold multiple vendor and industry certifications.

Westcon

     Our Westcon division offers a wide range of Nortel products in the United States and our international markets. In Fiscal 2004, the Americas accounted for 68.0% and Europe accounted for 32.0% of Westcon revenue. Sales of Nortel products represented 31.9% of Westcon revenue in Fiscal 2004. Westcon is one of five major distributors of Nortel data networking and voice products in the United States. Westcon sells Nortel products such as routers, PBX switches, hubs and wireless connectivity products, including the Passport routing switches, Alteon SSL VPN security products and Succession 1000 and 1000M servers. We have recently expanded our operations to sell more Nortel products that facilitate the convergence of voice and data, such as Nortel Business Communication Manager.

     In recent years, complementary products have become a larger proportion of Westcon’s portfolio as part of our strategy, growing from 48.6% of Westcon revenue in Fiscal 2001 to 68.1% of Westcon revenue in Fiscal 2004. Westcon is a significant sales channel for vendors of complementary products such as Check Point, Extreme, Nokia, Symantec and 3Com. Westcon was one of the first major North American distributors of Check Point products and is the world’s largest distributor of Check Point products. Westcon also sells Avaya products in international markets.

     As of February 29, 2004, Westcon had 211 sales and marketing and technical personnel, of which 82 were located in the Americas and 129 were located in Europe. Westcon’s sales personnel are certified by Nortel and other vendors, such as Check Point and Nokia. They are regularly cross-trained on interoperability of Nortel products with complementary products. Technical staff simulate proposed designs and test products and solutions in a laboratory environment to determine whether they meet end-users’ requirements.

   Voda One

     Our Voda One division offers a wide range of Avaya products in the United States. Sales of Avaya products represented 95.0% of Voda One revenue in Fiscal 2004. Voda One is one of only two distributors in the United States that sell and support Avaya’s full line of products. Voda One is focused on providing Avaya products for the rapidly growing market for convergence solutions. We created Voda One by acquiring the operations of two distributors of Avaya voice products, Inacom Communications, Inc. and CCA Technologies, Inc., and combining them with our existing Avaya operations. As a result, we have become a leading distributor of Avaya products. Voda One sells Avaya products such as Enterprise Class Internet Protocol Solutions (ECLIPS) and DEFINITY servers as well as convergence products such as Avaya IP Office. In addition, Voda One distributes products manufactured by other vendors such as MCK, NICE, Plantronics and Spectralink.

     As of February 29, 2004, Voda One had 20 sales and marketing and technical personnel, all of which were located in the United States. Voda One’s sales staff has been trained by Avaya to sell and configure Avaya’s products. In addition, Voda One offers its sales staff a 40-hour training course on communications and computer telephony integration, as well as monthly training in convergence solutions. Technical personnel are trained in Microsoft NT, Netware, Internet protocol and voice technology. Voda One’s sales staff are also qualified to design, configure and install Avaya’s circuit switch and packet switch voice offerings.

   Complementary products and vendors

     Our divisions sell a selection of products that are complementary to our primary products, some of which are sold by more than one division, including:

  convergence products from vendors such as 3Com, MCK Communications, NICE and SpectraLink which enhance the convergence products of our principal vendors;

  security products from vendors such as Check Point, Nokia, RSA Security Inc. and Symantec which enable secure and reliable communication over a network and between networks; and

  wireless access products and mobility solutions from vendors such as Proxim and Symbol, which facilitate the use of cost-effective high-speed wireless communication networks for mobile communication.

Agreements with Vendors

     We purchase products directly from our vendors, generally on a nonexclusive basis. We enter into separate master purchase agreements with our principal vendors in each of the geographic regions in which we operate. These master agreements provide a framework of basic terms that underlie the individual purchase orders that we place with our vendors. The master purchase agreements do not provide guaranteed price or delivery provisions and they generally require us to sell our vendors’ products only to resellers, systems integrators or service providers in specified regions. Our master purchase agreements generally are entered into for one-year terms with Cisco, two to three-year terms with Nortel, and one to three-year terms with Avaya, each of which may be extended by renewal generally for periods of between three and 18 months with Cisco, three years with Nortel and one year with Avaya. Our master purchase agreements with other vendors generally are entered into for one-year terms.

     Our master purchase agreements also generally contain provisions that allow us to return inventory, including discontinued products, as well as price protection provisions, which may be contingent upon our compliance with specified conditions. These provisions help reduce our risk of loss due to slow-moving inventory, vendor price reductions, product updates or obsolete products. Our ability to return products to vendors for credit or exchange is generally limited to a certain percentage of the value of products shipped to us by the vendor during a specified period and this right can be exercised only a limited number of times a year. Our contractual rotation rights with Cisco, Nortel and Avaya generally permit us to return between 3% and 10% of our previous quarter’s inventory purchase dollar volume.

     Each master purchase agreement generally permits either party to terminate with cause at any time and without cause upon 30 to 180 days’ notice depending on the vendor. Upon termination of a master purchase agreement, during a 30 to 180 day period, the relevant vendor is generally required to complete our pending orders for its products upon the receipt of pre-payment from us. In addition, we must discontinue use of the trademarks of that vendor, provided that if the vendor does not repurchase our remaining inventory of its products at the time of termination, we generally may use the trademarks for a period of 30 to 90 days to market those products, depending on the vendor. Our purchase agreements with Cisco do not require Cisco to repurchase its products from us if it terminates these agreements. Our purchase agreements with Nortel and Avaya, only in certain circumstances, and with other vendors generally, require these vendors to repurchase their products from us if they terminate these agreements. In addition, as a matter of industry practice, vendors generally repurchase their products if they terminate a purchase agreement even in the absence of a contractual obligation to do so.

Customers

     As of February 29, 2004, we had over 7,900 customers, and no single customer accounted for more than 3% of our consolidated revenue in Fiscal 2003 and Fiscal 2004. Our customers are primarily resellers, systems integrators and service providers.

     Resellers. Generally, there are two types of resellers – general and value added. Both depend on distributors with the necessary vendor relationships, systems and infrastructure for purchasing, financing capabilities and the ability to provide other services. General resellers, such as CDW Corporation and PC Connection, Inc., sell a wide variety of products, many of which are high-volume, low-dollar-cost or commodity type products. Value added resellers, or VARs, such as Dimension Data Holdings plc and The Presidio Corporation, by contrast, focus on selling complex networking and communications equipment as stand-alone products or integrated solutions to customers in a variety of end-user markets. Our most significant VAR customers are those that target end-users in specific markets, such as the hospitality, government and education markets.

     Systems integrators. Systems integrators, such as Northrop Grumman Computing System Ltd. and International Business Machines Corporation, provide end-users with large-scale, project-based solutions. They work on projects that typically span cities or states and are installed over a period of several months. They offer extensive services including consulting and the development of software applications. As compared to resellers, a smaller portion of their total revenue is derived from the resale of products.

     Service providers. Service providers, such as British Telecom plc and SBC Communications Inc. provide voice, data and video communication services to businesses and consumers. They include regional, national and international long distance telecommunications carriers, as well as Internet, cable and wireless service providers. They resell products, such as customer premise equipment, to end-users or integrate such equipment and services into their broader customer offerings. Our service provider customers are generally large companies focused on the delivery of communications services.

Specialized Sales and Support Services

     We believe that our sales and support services enable us to compete on the basis of our ability to support complex solutions for specific customer needs, rather than on price alone. Our services are intended to link our vendors and customers to us as a sales channel, while meeting the growing demand by our vendors and customers to outsource non-core business activities. Our services assist our customers in offering more comprehensive network services in order to increase their sales opportunities.

     The sales and support services we offer for our customers and vendors include:

     Pre-sales support. We work closely with customers to assist in the planning, design and configuration of the set of products that would provide the optimal solution to the needs of the end-user. Our sales and technical personnel also accompany customer sales staff on visits to end-user sites to assess business and network requirements. Our staff advises our customers on specific features, capabilities, configurations and interoperability of various products.

     Logistics, management and administrative services. We often perform final product assembly functions, such as installing recent software upgrades on products before shipping. We can reduce customer shipping and operating costs by pre-assembling, custom-configuring, testing and custom-labeling products before shipment. We enable customers to reduce inventory storage and freight costs, and achieve faster order turnaround, by shipping products directly to the end-user. For example, the ISO 9002 registered channel assembly process that Voda One has developed with Avaya significantly reduces the time it takes for an Avaya DEFINITY and Multi-Vantage solution to reach the end-user. In addition, our systems allow us to allocate our inventory in advance, based on our commitments to specific customers, rather than simply on a first-come-first-served basis.

     Post-sales support and technical services. As a matter of customer service, we have the ability to serve as a source of technical support following a sale. We offer customers after-sales support contracts for services performed by us or by third parties. Through WestView, our online program that we developed specifically for this function, customers can submit questions to which our technical personnel generally respond via e-mail.

     Professional services. We offer customers a number of fee-based services, which we refer to as professional services. These include staff augmentation, network design and consulting services, technology center access and customer training. These services enable our customers to take advantage of our technical expertise and resources.

     Marketing programs and customer training. We have maintained a detailed database of past sales to identify new sales opportunities as our vendors develop new products and solutions. We also recruit new customers through extensive telemarketing, web-based marketing and trade publication advertising programs. We conduct a range of customer training programs through a variety of media, designed to increase customer awareness of new products and solutions developed by our vendors. Our training programs include:

Training Programs	Content	Medium of Instruction

Fast Track	Vendor Focus: Vendor-specific	Classroom instruction.
product information and solutions,
and preparation for vendor
certification.

Future Track	Technology Focus: New	Seminars.
technologies and selling strategies.

Tele Track	Industry Focus: Recent trends in	Monthly teleconferences hosted by
	networking industry and customer	our product managers and vendors.
opportunities.

Web Track	Online Training: Course materials.	Internet-based streaming video
available 24 hours a day, seven days
a week, on our web site.

     We also offer programs to educate our customers to enable them to take advantage of opportunities in new vertical markets:

Vertical Marketing Programs	Description

Federal Edge	Federal Government Market Focus: Training and events, trade-show opportunities and other information relating to sales opportunities with the federal government, including access to government sales through
Comstor’s GSA Schedule.

Smarter Edge	Education Market Focus: Training, teleconferences, market information and lead generation, including information on state and local school construction and renovation.

Convergence Edge	An integrated training, services, marketing and sales support program designed to support resellers targeting the growing Internet telephony market.

Information Systems

     We depend on key information systems to manage our operations. Our principal enterprise resource planning system provides us with a single global platform for finance, order processing and inventory management, both internally and with our vendors and customers. We operate this system across our operations in North America, Europe and Australia, and are able to support multiple languages and currencies. Currently, approximately 93% of our worldwide sales are executed through this system. An additional 5% of our business is scheduled to run on this system by August 31, 2005.

     The portion of our operations not currently using this system operates using a variety of legacy software systems that provide the information required by management to operate our business. We believe that all our existing information systems have an appropriate level of functionality to continue to operate.

     Our principal information system allows our customers and employees to access our systems via the Internet. It allows us to provide our customers with information on pricing and the availability of our products in inventory. It also allows certain customers to place purchase orders online and obtain tracking information on shipped products. This system is also designed to facilitate customers’ access to our value added sales and support services online, including our Cisco and Avaya enabled product configurators which are integrated into our order process. These system enhancement projects are continuously proceeding with the objective of achieving higher customer satisfaction and employee productivity while maintaining a stable, reliable and easy to use system. We are in the process of implementing an eBusiness Project which is designed to improve our operational efficiency, provide a reliable means of communication with our trading partners and strengthen our relationships with customers and vendors.

Competition

     Competition in the market for distribution of networking and communications equipment products and services in the United States and the foreign markets in which we operate is intense. We compete primarily on the basis of:

  vendor and product selection and availability;

  price;

  ability to tailor solutions to specific customer needs;

  service, support and training;

  willingness to provide credit;

  ability to provide logistics services on behalf of the vendor; and

  speed of delivery.

     We compete with a number of national and international specialty distributors, including Algol S.p.A, Crane Telecommunications Group Ltd., GE Access, InTechnology plc and ScanSource, Inc. We also compete, both in the United States and abroad, with certain broadline distributors, such as Ingram Micro Inc., Tech Data Corporation and Tech Pacific Australia Pty Ltd., that are authorized to sell products that are the same as or similar to the products we sell. In the United States, we are one of only three distributors of Cisco products, the other two being Tech Data and Ingram Micro, one of five major distributors of Nortel data networking and voice products, the other four being Tech Data, Ingram Micro, Synnex Corporation and Ronco Communication and Electronics, Inc., and one of only two distributors that sell and support Avaya’s full line of products, the other distributor being Catalyst Telecom, a division of ScanSource. Some of our current competitors have longer operating histories and/or significantly greater financial resources than we do and thus may be able to respond more quickly to new or changing opportunities and customer requirements. Further, as a result of the current trend towards consolidation in our industry, some of our competitors may become larger and stronger. In recent periods, our gross margins have narrowed, partly as a result of pricing pressure from our competitors.

     In addition, we face competition from direct sales by our vendors who sell directly to a limited number of resellers, systems integrators, service providers and end-users. If our vendors increase selling directly to end-users or to our customers, rather than using us as a distributor of their products, our business and results of operations will suffer.

     We offer significant benefits to both our networking and communications equipment vendors and our reseller, systems integrator and service provider customers. Our vendors utilize the competence of our sales force, technical capabilities, logistics services and breadth of customer relationships to cost-effectively distribute networking and communications products. The principal vendor focus of each division, our specialty sales and support skills and our strategy of avoiding conflict with and among our principal and other major vendors, helps us to maintain strong relationships. Personnel in each division collaborate with their counterparts from our principal and other major vendors in jointly developing programs that target sales opportunities, training of staff and customers, collaborating on marketing and promotion opportunities, addressing mutual inventory requirements and planning product pricing, rollouts and allocations. In addition, our government and education program directors work with their vendor counterparts to manage sales of products to governmental entities at the federal, state and local level as well as to the education markets. We believe that this collaboration strengthens our relationship with our vendors and gives us a competitive advantage. Our customers utilize our specialty sales and support services, employee training and logistics, management and administrative services which enables them to expand their businesses and reduce their costs.

Working Capital

     As a specialty distributor of networking and communications equipment for leading technology vendors, our business is working capital intensive. Our working capital needs are utilized to finance our accounts receivable and inventories. We largely rely on revolving credit and vendor inventory purchase financing for our working capital needs.

     Typically, we carry inventory quantities which are sufficient to enable us to promptly meet anticipated customer demand. We maintain inventory levels based on our projections of future demand and market conditions. Any sudden decline in demand or technological change can cause us to have excess or obsolete inventories. On an ongoing basis, we review for estimated obsolete or unmarketable inventories and write-down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions. If actual market conditions are less favorable than our forecasts, additional inventory reserves may be required.

     Our purchase agreements with vendors generally provide protection from the loss of value of our inventory when caused by our vendors’ price reductions and permit us to return slow-moving, outdated and/or obsolete products to vendors for credit or exchange only if we comply with certain conditions and restrictions. Our contractual rotation rights with Cisco, Nortel and Avaya generally permit us to return between 3% and 10% of our previous quarter’s inventory purchase dollar volume. If we do not make timely claims, or are otherwise unable to manage our inventory in order to comply with the conditions necessary to take advantage of these price reduction protection and inventory rotation opportunities, our gross margins may be adversely affected by declines in the value of our inventory.

     We extend credit terms to our customers for a significant portion of our sales to them. As a result, we are subject to the risk that our customers will not pay or delay the payment for the products and services they purchase from us. As of February 29, 2004, our largest outstanding balance from a customer, sales to which accounted for 2.2% of our consolidated revenue for Fiscal 2004, was $10.8 million or 3.4% of our accounts receivable, net as of such date. We provide allowances for doubtful accounts on our accounts receivable for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, which may result in the impairment of their ability to make payments, additional allowances may be required.

     We have financed our business and cash needs through cash provided by operations and financing under our credit and financing arrangements. In addition, we benefit from certain vendor inventory purchase financing arrangements in Europe which permit us to extend our usual vendor payment cycles. For more information on our various credit agreements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources.”

Employees

     As of February 29, 2004, we had approximately 1,000 full time employees, of which approximately 345 were based in the United States and approximately 510 were based in Europe. The remainder are based in our operations in Canada, Australia, Brazil and Singapore. Some of our employees in Europe are represented by works councils which have certain rights with respect to conditions of employment. None of our employees in the United States are represented under any collective bargaining agreements. We consider our relations with our employees to be good.

Facilities

     Our worldwide headquarters are located in Tarrytown, New York. Our principal facilities, all of which are leased, consist of the following:

		Approximate Floor Area in
Location	Principal Use	Square Feet

NORTH AMERICA:
Elmsford, NY(1)	Warehouse	105,000
Tarrytown, NY(2)	Offices	95,000
Dulles, VA	Warehouse	79,000
Lachine, Quebec(3)	Offices/Warehouse	49,000
Chantilly, VA	Offices	35,000
Ardsley, NY(4)	Offices/Warehouse	34,000
Broomfield, CO	Offices	17,000
Omaha, NE	Offices	11,000
Eatontown, NJ	Offices	9,000
Mississauga, Ontario	Offices	7,000

EUROPE:
Houten, The Netherlands	Offices/Warehouse	49,000
Suresnes, France	Offices	37,000
Cirencester, United Kingdom	Offices/Warehouse	35,000
Slough, United Kingdom	Offices/Warehouse	27,000
Berlin, Germany	Offices/Warehouse	25,000
Monchengladbach, Germany	Offices	8,000
Madrid, Spain	Offices	7,000
Solna, Sweden	Offices	6,000
Malmo, Sweden	Offices/Warehouse	4,000

ASIA-PACIFIC:
Sydney, Australia	Offices/Warehouse	26,000
Singapore	Offices	3,000

SOUTH AMERICA:
Rio de Janeiro, Brazil	Offices/Warehouse	18,000
Sao Paulo, Brazil	Offices	4,000

(1)	We have vacated this warehouse and intend to sublet the entire space. The lease for this facility expires in September 2009.

(2)	We currently utilize a portion of this office, sublet some of the unused portion and intend to sublet the remainder of the unused portion.

(3)	We currently utilize a portion of this office and warehouse and sublet the unused portion.

(4)	We have vacated this office and warehouse and intend to sublet the entire space.

     In addition to the leased facilities listed above, we own a 65,000 square feet office building in Rio de Janeiro which is currently leased to several tenants. We expect to sell this building.

     We do not anticipate any material difficulty in renewing any of our leases as they expire or securing replacement facilities, in each case, on commercially reasonable terms. While we intend to sublease a number of facilities above, there can be no assurance that we will be able to do so on commercially reasonable terms or at all. We may not be able to obtain landlord consent or may have to sublease at substantial discounts to what we are required to pay under the related lease, which may have an adverse effect on our liquidity. In addition, we will remain liable to pay the full amount under the related lease even if our sublessee defaults.

Legal Proceedings

     We are currently not a party to any material legal proceedings. We are from time to time involved in legal proceedings in the ordinary course of business, including litigation relating to employment matters and commercial claims.

     In addition, in July 2001, we commenced litigation in the Superior Court of New Jersey, Essex County against Lucent Technologies with regard to the return of our inventory of certain Lucent products, that we were no longer distributing in the United States, and payment of vendor credits owed to us by Lucent. The litigation is currently at the discovery stage and no trial date has been set.

MANAGEMENT

Executive Officers and Directors

     The following table sets forth information with respect to our executive officers and directors as of June 30, 2004.

Name	Age	Position

John McCartney	51	Chairman of the Board of Directors
Thomas Dolan	50	Director, President and Chief Executive Officer
John P. O’Malley III	42	Vice President, Finance and Chief Financial Officer
Anthony Daley	40	Senior Vice President and General Manager, the Americas, Westcon Group North America
Simon John England	40	Managing Director, Comstor Europe
Ing. Willem J.H. de Haan	40	Vice President, Westcon Europe
Robin Rindel	42	General Manager, Asia Pacific and Senior Vice President for Mergers and Acquisitions
Brian Weisfeld	36	Senior Vice President, Corporate Operations
Russ Fein	41	Vice President, Worldwide Business Operations and Chief Risk and Compliance Officer
Jason Molfetas	40	Chief Information Officer
Duncan Potter	39	Vice President, Worldwide Marketing
Carol Rivetti	42	Vice President and General Manager, U.S., Westcon Group North America
Jens Montanana	43	Director
Christopher Seabrooke	51	Director

     John McCartney has served as one of our directors since August 1998 and was elected Chairman of our board of directors in January 2001. Mr. McCartney served as vice chairman of the board of directors of Datatec from October 1998 until March 2004. Since 1998, Mr. McCartney has served as a director and the audit committee chairman of A.M. Castle Corporation, a steel distributor. From June 1997 to March 1998, he held the position of president of 3Com Corporation’s Client Access Unit. He joined the executive management team of US Robotics in March 1984 as vice president and chief financial officer and served in various executive capacities until serving as president and chief operating officer of US Robotics from January 1996 to June 1997. From 1981 to 1984, Mr. McCartney was vice president of operations of Dur-o-wal, Inc., a company that manufactures and supplies products to the masonry construction industry. From 1976 to 1981, he held the position of manager at Grant Thornton LLP, a public accounting firm. Mr. McCartney is a certified public accountant with a B.A. in philosophy from Davidson College and an M.B.A. from The Wharton School of the University of Pennsylvania.

     Thomas Dolan, our co-founder, has served as our President and Chief Executive Officer since May 2004 and as one of our directors since September 1996. From October 2002 to April 2004, he served as our Executive Vice President. From June 2001 until October 2002, he served as the Chairman of our board of directors, and from November 2000 to June 2001, he served as our President and Chief Executive Officer. From our inception in April 1985 to November 2000, Mr. Dolan served as our Executive Vice President of Worldwide Sales and Marketing. Prior to founding Westcon Group, Mr. Dolan was the manager of systems development at Avon Products, Inc., a manufacturer of cosmetics, from 1979 to 1985. Mr. Dolan has a B.S. in engineering from Tulane University. Following his graduation, Mr. Dolan served as an officer in the U.S. Marine Corps.

     John P. O’Malley III has served as our Vice President, Finance and Chief Financial Officer since January 2001. Mr. O’Malley served as one of our directors from August 2003 to February 2004. From March 1999 until January 2001, he served as our Vice President, Worldwide Finance. Prior to joining us, Mr. O’Malley was self-employed as a financial consultant from November 1997 to March 1999. From September 1996 to November 1997, Mr. O’Malley worked at Medical Resources, Inc., a national provider of diagnostic imaging services, where he served as the executive vice president, finance and chief financial officer. From 1992 to 1996, Mr. O’Malley served as the executive vice president, finance, chief financial officer and secretary of NMR of America, Inc. which is also a provider of diagnostic imaging services. He initially joined NMR as its director of finance in May 1992. From August 1984 to May 1992, Mr. O’Malley was employed by the public accounting firm of Ernst & Young LLP and its predecessors, most recently as an audit manager. Mr. O’Malley is a certified public accountant with a B.S. in accounting from the University of Delaware.

     Anthony Daley has served as our Senior Vice President and General Manager, the Americas, Westcon Group North America since November 2002. From December 2001 to November 2002, he was our General Manager for the Westcon division. Mr. Daley joined us in August 1999 as Vice President of Sales in the United States, a position he held until December 2001. Prior to joining us, Mr. Daley worked at Anixter, a global specialty distribution company focused on IT communications, where he began his career in sales in 1985, and held several executive positions during his tenure including area manager for the Georgia and Alabama region and manager of strategic vendor relations for the southeast region, and most recently as vice president of sales from March 1998 to August 1999 where he was responsible for the southeast region. Mr. Daley studied business administration at Gwinett County Community College.

     Simon John England has served as our Managing Director for Comstor Europe since February 2002. Prior to joining us, from March 1995 to January 2002 he held several executive positions at Ingram Micro Inc., a global wholesale provider of technology products and services, and Compu-Shack GmbH, a subsidiary of Ingram Micro, including European enterprise networking director at Ingram Micro from July 2001 to January 2002, and senior director, business development and product marketing, at Compu-Shack from January 1998 to January 2002. From September 1989 to February 1995, Mr. England managed the networking division of Mathiesen Daten, a large German system integrator, and ran his own training company from September 1988 to June 1990. From September 1986 to August 1988, he worked as a support engineer and trainer at Complus, a German networking distributor. Mr. England studied mathematics and computer science at Bonn University.

     Ing. Willem J.H. de Haan has served as our Vice President for the Westcon division in Europe since May 2002. From March 2000 until May 2002, he was responsible for European distribution for Landis Group NV, a position he held until our acquisition of the distribution division of Landis Group NV in May 2002. From September 1998 to March 2000, he was managing director of Landis bv in The Netherlands. From April 1992 to September 1998, he served as general manager at A-Line Technologies bv, a company that distributes networking components and software applications. From 1988 to 1992, he served in various sales and sales management positions at the Dutch Getronics Group, a company that delivered industrial automation solutions, networking components and infrastructures as well as applications and services. Mr. de Haan received a bachelors degree in technical education from Hoogeschool Eindhoven and a bachelors degree in business administration from the University of Nijenrode.

     Robin Rindel has served as our General Manager, Asia Pacific and Senior Vice President for Mergers and Acquisitions since November 2002. Mr. Rindel served as one of our directors from August 1998 to September 2002. Prior to joining us, Mr. Rindel served as an executive director of Datatec from September 1995 to July 2002. During this period he held the position of chief financial officer of Datatec from April 2001 to July 2002 (a position he also held from September 1995 to September 1998). He served as the group commercial director of Datatec from September 1998 to April 2001 and was responsible for Datatec's finance and investor relations activities and for overseeing Datatec's acquisition activities. Mr. Rindel resigned as a director of Datatec in March 2003 and as an employee of Datatec in February 2004. Mr. Rindel is a chartered accountant and graduated from the University of South Africa in Pretoria, South Africa.

     Brian Weisfeld has served as our Senior Vice President, Corporate Operations since January 2004. Prior to joining us, Mr. Weisfeld founded The Harold Martin Company, a private investment and consulting firm, where he served as the president from March 2002 to December 2003. From June 1994 to September 2001, he was employed by IMAX Corporation, the giant-screen theater company, where he held various senior executive positions including senior vice president, operations from January 1999 to September 2001. From 1993 to 1994, Mr. Weisfeld served as a vice president of Cheviot Capital Advisors, a private equity firm that acquired IMAX Corporation in addition to other investments. Prior to that, he was a financial analyst at Kidder, Peabody & Co. Incorporated. Mr. Weisfeld has

a B.B.A. from the University of Michigan and an M.B.A. from The Wharton School of the University of Pennsylvania.

     Russ Fein has served as our Vice President, Worldwide Business Operations and Chief Risk and Compliance Officer since June 2003. From December 2001 until June 2003, he served as our General Manager of the Westcon division in the United States. From April 2001 until December 2001, he was our Vice President of Business Management. Prior to joining us, from December 1999 to April 2001 Mr. Fein was chief operating officer and chief financial officer of Iron Street Labs, a new business incubator that launched more than ten Internet based businesses. From June 1995 to September 1999, Mr. Fein served as the chief operating officer of United Studios of Self Defense, East Coast, a company that operated a chain of more than 20 martial art studios. Mr. Fein has a B.A. with honors from Union College and an M.B.A. from the University of Chicago.

     Jason Molfetas has served as our Chief Information Officer since November 2002. Prior to joining us, he worked at Xerox Engineering Systems (a division of Xerox), where he served as the chief information officer from November 2000 to September 2002 and managed the worldwide information and application systems including data centers in the United States, United Kingdom and Australia. From May 1998 to October 2000, Mr. Molfetas served as the vice president of global systems at Pearson Technologies, PLC, an international media company with operations that include education, business information and consumer publishing, where he directed the implementation of Pearson’s global SAP system. Prior thereto, Mr. Molfetas worked at Pepsi Cola, Inc., where he held various information technology management roles. Mr. Molfetas has a B.S. in computer science from Pace University and an M.B.A from Fordham University.

     Duncan Potter has served as our Vice President, Worldwide Marketing since June 2004. Prior to joining us, from October 2000 to June 2004 Mr. Potter held various positions as vice president, product marketing and vice president, corporate marketing at Extreme Networks, Inc., a network infrastructure equipment provider, where he was responsible for Extreme Network’s worldwide field, channel, corporate and relationship marketing activities. From November 1999 to October 2000, he was senior product line manager for storage and local area networks marketing at Cisco Systems Inc. From September 1989 to November 1999, Mr. Potter held various positions at 3Com Corporation including director of product marketing from April 1997 to November 1999 and European product marketing manager from November 1994 to April 1997.

     Carol Rivetti has served as our Vice President and General Manager, U.S., Westcon Group North America since April 2003. From April 2000 until March 2003, she was the General Manager of Comstor, Inc. Prior to joining us, Ms. Rivetti worked at Lucent, where she served as a global account manager and national sales manager for the North America service provider division from February 1996 to March 2000. From April 1989 to January 1996, Ms. Rivetti worked at AT&T, where she served in various management roles, including sales management, project management and strategic planning. From December 1983 until April 1989, Ms. Rivetti worked for the Air Force as a contracting officer in support of Department of Defense communications procurement. She has a B.A. from Cedarville College.

     Jens Montanana has served as one of our directors since August 1998. Mr. Montanana founded Datatec in February 1986 and served as the Chairman of the board of directors of Datatec from 1986 to November 2001 and has served as Datatec’s Chief Executive Officer since October 1994. Since October 2002, Mr. Montanana has also served as the chief executive officer of Logicalis, a wholly owned subsidiary of Datatec. Since 1999, Mr. Montanana has served as a director of Versatile Mobile Systems (Canada) Inc., a Canadian company that develops mobile business solutions. In 1993, Mr. Montanana co-founded Xedia Corporation, a provider of network switching products. From 1989 to 1993, Mr. Montanana held the position of managing director and vice president of US Robotics UK Limited, a wholly owned subsidiary of US Robotics (now 3Com). Mr. Montanana has a degree in electronic engineering from the University of Reading.

     Christopher Seabrooke has served as one of our directors since May 2001. Mr. Seabrooke has served as a director of Datatec since June 1994. Since 1988, he has served as the chief executive officer and chairman of Sabvest Limited, an investment and finance group listed on the JSE Securities Exchange in South Africa. Since July 2003, Mr. Seabrooke has served as the non-executive chairman of each of Massmart Holdings Limited, a South

Africa based managed portfolio of consumer chains, and MGX Holdings Limited, a South Africa based information technology company. Mr. Seabrooke is a director of three other JSE Securities Exchange-listed companies, namely Primedia Limited, a South Africa based media group, Primeserv Group Limited, a South Africa based investment holding company with specialized operations in the human resources arena, and Set Point Technology Holdings Limited, a South Africa based industrial technology group. Mr. Seabrooke also chairs the State Theatre of South Africa. He has degrees in economics and accounting from the University of Natal and an M.B.A. from the University of the Witwatersrand.

Board Composition

     Our bylaws allow for between six and 11 directors, with the exact number of directors to be determined from time to time by the board of directors. As a result of three recent resignations, including the resignation of Alan Marc Smith who served as our President and Chief Executive Officer from June 2001 to May 2004, our board currently consists of four members, who are Mr. Dolan, our Chief Executive Officer, Mr. Montanana, who is an executive officer of Datatec, Mr. Seabrooke, who is also a director of Datatec, and Mr. McCartney, who is an independent director and the Chairman of our board. Although Mr. McCartney was a director of Datatec until March 2004, Mr. McCartney was neither an employee of, nor a consultant to, Datatec and did not receive any compensation from Datatec other than in his capacity as a director.

     Since Datatec will own more than 50% of our outstanding shares of common stock upon the completion of this offering, we will be a “controlled company,” as such term is defined under Nasdaq Marketplace Rule 4350(c). Following this offering, we expect to increase the number of directors on our board to nine directors and to fill these newly-created vacancies with directors who will be independent of both us and Datatec. At that time a majority of our board of directors will be independent directors. Until such time, we intend to rely on Nasdaq’s “controlled company exception.” As a controlled company, we will be exempt from many of the Nasdaq corporate governance requirements, including requirements that our board of directors be comprised of a majority of independent directors or that our compensation committee and nominating and governance committee be comprised of independent directors.

     There are no family relationships among any of our directors and executive officers. There are no contractual obligations regarding election of our directors.

Director Compensation

     Prior to the completion of this offering, our directors receive no additional cash compensation for their services as directors, but are reimbursed for their reasonable and necessary out-of-pocket expenses incurred for attending board and board committee meetings. Pursuant to the Westcon Group, Inc. Stock Option Plan, all of our directors, other than directors who serve on the compensation committee of our board, are eligible to receive stock option grants. Following the completion of this offering, we intend to pay to our directors who are independent of us, Datatec and Datatec’s board of directors an annual retainer of $40,000, which will be payable in quarterly installments, and $1,000 for each board and committee meeting attended.

     In Fiscal 2003, we granted non-qualified stock options to purchase 200,000 shares of our common stock to John McCartney, the Chairman of our board of directors, under the Westcon Group, Inc. Stock Option Plan. The stock options vest over three years from the date of the grant and have an exercise price of $6.40 per share.

     Prior to the completion of this offering, we intend to adopt the Westcon Group, Inc. Non-Employee Directors Stock Plan under which each of our non-employee directors will receive an annual grant of a non-qualified option to purchase our common stock or other award with respect to our common stock.

Board Committees

     Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors currently has a compensation committee and will have an audit committee and a nominating and corporate governance committee.

Audit Committee

     The audit committee of our board of directors will be comprised of three directors. Under the Securities and Exchange Commission and the Nasdaq Marketplace rules, our audit committee must have at least one independent member as of the date of this offering, a majority of independent members within 90 days of the date of this offering and all independent members within one year of the date of this offering. As a result of these rules, we will be required to change the composition of our audit committee over time to satisfy these requirements. Our audit committee shall initially consist of John McCartney, who is an independent director, _____ and _____.

      The audit committee will be responsible for, among other things:

•	assisting our board of directors in its oversight of:
	o	the qualifications, independence and performance of our independent auditors; and
	o	our compliance with legal and regulatory requirements;
•	appointing, retaining and terminating (when appropriate) our independent auditors; and
•	reviewing our financial statements and pre-approving all audit and non-audit services to be provided by our independent auditors.

      Compensation Committee

     Our compensation committee currently consists of John McCartney, Jens Montanana and Chris Seabrooke. Our compensation committee reviews and, as it deems appropriate, recommends to the board of directors policies, practices and procedures relating to the compensation of our executive officers and other managerial employees and the establishment and administration of employee benefit plans. The compensation committee also administers the Westcon Group, Inc. Stock Option Plan and advises and consults with our officers as may be requested regarding policies relating to managerial personnel.

      Nominating and Corporate Governance Committee

     The nominating and corporate governance committee will identify and recommend nominees to our board of directors and oversee compliance with our corporate governance guidelines. The nominating and corporate governance committee currently consists of _____, ______ and ______.

Compensation Committee Interlocks and Insider Participation

     None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

     Jens Montanana, a member of our compensation committee, is a director and chief executive officer of Datatec. David Pfaff, who was a director of our company and a member of our compensation committee until February 2004, is a director and an executive officer of Datatec. Each of Alan Marc Smith, our former Chief Executive Officer, and John McCartney, the Chairman of our board of directors, was a director of Datatec until March 2004.

Executive Compensation

     The following table sets forth information regarding the compensation paid by us to our current Chief Executive Officer, our former Chief Executive Officer and each of our four other most highly compensated executive officers, collectively referred to as the “named executive officers” in this prospectus, during Fiscal 2004.

Summary Compensation Table

				Long-Term
	Annual Compensation			Compensation(1)

Name and Principal Position	Salary	Bonus		Securities Underlying Stock Options	All Other Compensation

Thomas Dolan(2)	$250,000	$––		$––	$––
President and Chief Executive Officer
John P. O’Malley III	300,000	93,187		30,000	––
Vice President, Finance and Chief
Financial Officer
Anthony Daley	245,446	96,926		––	––
Senior Vice President and General
Manager, the Americas, Westcon Group
North America
Simon John England(3)	266,938	134,063	(4)	––	29,715	(5)
Managing Director, Comstor Europe
Robin Rindel(6)	274,874	150,752	(4)	––	49,362	(7)
General Manager, Asia Pacific and Senior
Vice President for Mergers and
Acquisitions
Alan Marc Smith(8)	625,000	196,595		––	428,572	(9)
Former President and Chief Executive
Officer

(1) No awards of restricted shares were granted to the named executive officers during Fiscal 2004.

(2) Effective May 21, 2004, Thomas Dolan became our President and Chief Executive Officer.

(3) Based on a currency exchange ratio of 0.80 Euro to one U.S. Dollar as of February 29, 2004.

(4) Reflects bonus received under our variable compensation plan. The bonus amount reported in the table is subject to adjustment, based on the achievement of certain performance targets. The actual amount due has not yet been determined.

(5) Mr. England received other compensation in the amount of $29,715 consisting of a $27,000 car allowance as part of his employment agreement and $2,175 as a company contribution to our employee retirement plan on his behalf.

(6) Based on a currency exchange ratio of 1.29 Australian Dollars to one U.S. Dollar as of February 29, 2004.

(7) Mr. Rindel received other compensation in the amount of $49,632 consisting of $36,650 as a company contribution to a government mandated employee retirement plan on his behalf and a $12,712 relocation allowance.

(8) Effective May 21, 2004, Mr. Smith resigned as our President and Chief Executive Officer.

(9) Mr. Smith received other compensation in the amount of $428,572 consisting of payments in Fiscal 2004 under a non-competition agreement between Mr. Smith and us. During Fiscal 2002, we entered into a non-competition agreement with Mr. Smith. Pursuant to this agreement, which was amended on April 29, 2004 and further amended by the Separation and General Release Agreement dated May 21, 2004, he has agreed not to compete with us for a period of 12 months following the termination of his employment with us. In consideration of his obligations under this agreement, we have agreed to pay him an aggregate amount of $2.0 million payable in installments beginning in July 2001 and ending in September 2004. The payment schedule of each installment and the amount payable in such installment is set forth in the agreement. During Fiscal 2002, Fiscal 2003 and Fiscal 2004, we paid him $714,286, $428,572 and $428,572, respectively, in accordance with the terms of this agreement. An additional amount of $214,286 was paid to Mr. Smith on March 1, 2004 in accordance with the terms of this agreement. The remaining amount of $214,282 was payable to Mr. Smith under this agreement on September 1, 2004 but pursuant to the terms of the Separation and General Release Agreement that we entered into with Mr. Smith on May 21, 2004, this amount will be paid to him upon the termination of his employment with us on July 30, 2004. See a description of our Separation and General Release Agreement with Mr. Smith under “–Employment Agreements” for additional information.

Stock Option Grants in Last Fiscal Year

      Westcon Stock Options

     The following table sets forth information concerning grants of stock options to purchase shares of our common stock made to the named executive officers during Fiscal 2004. No stock appreciation rights were granted to the named executive officers during Fiscal 2004.

Individual Grants

	Number of Securities Underlying Option Granted(#)	Percentage of Total Options Granted to Employees in Fiscal 2004	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term(2)

					5%	10%

Thomas Dolan	––	––	––	––	––	––
Anthony Daley	––	––	––	––	––	––
John P. O’Malley
III(1)	30,000	28.6%	(1)	(1)	41,500	106,500
Simon John England	––	––	––	––	––	––
Robin Rindel	––	––	––	––	––	––
Alan Marc Smith	––	––	––	––	––	––

(1) Options are for the purchase of our shares of common stock and were granted under the Westcon Group, Inc. Stock Option Plan. All stock options were granted with an exercise price which will be equal to the initial public offering price set forth on the cover page of this prospectus. One-third of the shares covered by the option vest on each anniversary of February 12, 2004, the date of the grant. The exercise of all stock options granted to our employees during Fiscal 2004 is contingent upon our completing an initial public offering of our common stock by October 1, 2004.

(2) Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 0%, 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission based on the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and do not represent our estimate or projection of the future stock price.

Datatec Stock Options

     The following table sets forth information concerning grants of stock options to purchase Datatec ordinary shares made to the named executive officers during Fiscal 2004. No stock appreciation rights were granted to the named executive officers during Fiscal 2004.

Individual Grants

	Number of Securities Underlying Option Granted(#)	Percentage of Total Options Granted to Employees in Fiscal 2004	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term(2)

					5%	10%

Thomas Dolan	––	––	––	––	––	––
Anthony Daley	––	––	––	––	––	––
John P. O’Malley III	––	––	––	––	––	––
Simon John England	––	––	––	––	––	––
Robin Rindel(1)	50,000	100%	1.34(2)	11/24/2013(1)	41,500	106,500
Alan Marc Smith	––	––	––	––	––	––

(1) Prior to joining us in November 2002, Mr. Rindel was an employee of Datatec. He received the stock options to purchase ordinary shares of Datatec listed in this table from Datatec during his employment with Datatec. The options are for the purchase of Datatec ordinary shares, vest at the rate of 25% per year, beginning one year from November 24, 2003, the date of the grant, and have a term of ten years. No stock options to purchase ordinary shares of Datatec were granted to any of our other employees or named executive officers during Fiscal 2004.

(2) Based on a currency exchange ratio of 6.63 South African Rand to one U.S. Dollar as of February 29, 2004.

(3) Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future price of Datatec's ordinary shares.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      Westcon Stock Options

     None of the named executive officers exercised stock options to purchase our common stock during Fiscal 2004. The following table sets forth information concerning the unexercised stock options of the named executive officers at February 29, 2004.

			Number of Securities Underlying		Value of Unexercised
			Unexercised Stock Options		In-the-Money Stock Options
			at February 29, 2004(#)		at February 29, 2004($)(2)

	Shares
	Acquired on	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable(1)	Exercisable	Unexercisable

Thomas Dolan	––	––	––	––	––
John P. O’Malley III	––	––	––	150,000	––
Anthony Daley	––	––	––	60,800	––
Simon John England	––	––	––	75,000	––

			Number of Securities Underlying		Value of Unexercised
			Unexercised Stock Options		In-the-Money Stock Options
			at February 29, 2004(#)		at February 29, 2004($)(2)

Shares
	Acquired on	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable(1)	Exercisable	Unexercisable

Robin Rindel	––	––	––	64,000	––
Alan Marc Smith	––	––	454,350	250,000(3)

(1) The exercise of these stock options is contingent upon our completing an initial public offering of our common stock by October 1, 2004. Assuming the initial public offering is completed by this date, upon completion of this offering, the number of shares underlying those options which were unexercisable, as of June 30, 2004, will be exercisable as follows: Mr. O’Malley (104,400), Mr. Daley (52,896), Mr. England (65,250), Mr. Rindel (32,640) and Mr. Smith (250,000).

(2) There was no public trading market for our common stock as of February 29, 2004. Accordingly, as permitted by the rules of the Securities and Exchange Commission, these values have been calculated based on an assumed initial public offering price of $       per share, the midpoint of the range set forth on the cover page of this prospectus, less the applicable exercise price.

(3) As part of our Separation and General Release Agreement with Mr. Smith, these stock options will become fully vested upon the termination of Mr. Smith’s employment with us on July 30, 2004.

      Datatec Stock Options

     None of the named executive officers exercised stock options to purchase ordinary shares of Datatec during Fiscal 2004. The following table sets forth information concerning the unexercised stock options of the named executive officers at February 29, 2004.

			Number of Shares Underlying		Value of Unexercised
			Unexercised Stock Options		In-the-Money Stock Options
			at February 29, 2004(#)		at February 29, 2004 ($)

	Shares
	Acquired on	Value
Name	Exercise (#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Thomas Dolan	––	––	70,000	––	––	––
John P. O’Malley III	––	––	46,250	8,750	––	––
Anthony Daley	––	––	33,750	6,250	––	––
Simon John England	––	––	––	––	––	––
Robin Rindel(2)	––	––	354,064	457,191	––	––
Alan Marc Smith	––	––	60,000	––	––	––

(1) Stock options are “in-the-money” if the market price of Datatec’s ordinary shares exceeds the exercise price of the stock options. At February 29, 2004, the closing price of Datatec’s ordinary shares on the JSE Securities Exchange, which was $2.23 per share, based on a currency exchange ratio of 6.64 South African Rand to one U.S. Dollar as of that date, did not exceed the exercise price of the stock options held by the named executive officers as of that date. Therefore, the named executive officers had no unexercised in-the-money stock options at February 29, 2004.

(2) Prior to joining us in November 2002, Mr. Rindel was an employee of Datatec. He received these stock options to purchase ordinary shares of Datatec from Datatec during his employment with Datatec.

Employment Agreements

     We have entered into employment agreements with all of our executive officers, except with Messrs. Dolan, O’Malley, Rindel and de Haan. We intend to enter into employment agreements with Messrs. Dolan, O’Malley, Rindel and de Haan. Each employment agreement with our other executive officers has a one-year term, automatically renewable for successive one year terms; however, each agreement may be terminated by either us or the executive officer at any time with cause or upon 60 days’ notice without cause. The employment agreements provide for annual salary, bonus amounts, and participation in our employee benefit plans. Under each agreement, the executive officer has agreed not to compete with us during his or her employment and for one year following a voluntary termination of employment. The executive officer has also agreed not to solicit any of our employees, consultants or customers during his or her employment and for two years following any termination of employment.

     Mr. Smith, who had been our President and Chief Executive Officer since June 2001, resigned from this position on May 21, 2004 and will cease to be our employee as of July 30, 2004. In connection with this resignation, we entered into a Separation and General Release Agreement with Mr. Smith on May 21, 2004, under which we obtained from Mr. Smith a general release of claims and Mr. Smith obtained from us certain severance and other benefits, including a release of claims by us. Pursuant to Mr. Smith’s original employment agreement with us, Mr. Smith is entitled to aggregate payments of approximately $2.4 million representing severance equal to base salary and bonus through July 2005 and base salary for 18 months thereafter, unpaid fiscal year 2004 bonus and accrued vacation. In addition, Mr. Smith will receive the remaining payment due to him under his non-competition agreement with us, full vesting of all outstanding stock options to purchase our common stock and Datatec ordinary shares held by him, which options shall remain exercisable for the remainder of their original ten-year terms, and continued participation in our health and medical plans for Mr. Smith and his immediate family for 30 months after he terminates employment with us. After this 30-month period, Mr. Smith and his family may elect to continue to participate in our health, medical and dental plans (or obtain equivalent coverage under replacement plans if such participation is not permitted by the terms of the plans) for the remainder of their lives or, in the case of his children, until they attain age 21. Mr. Smith will be responsible for all costs associated with such participation, which shall be at the same rates paid by or charged to our other senior executives from time to time. The separation agreement also requires that we enter into a registration rights agreement with Mr. Smith with respect to those shares of common stock that he owns. All rights to indemnification provided under Mr. Smith’s employment agreement with us will continue to remain in effect. We have also agreed to reimburse Mr. Smith for all reasonable fees, including attorneys’ fees, incurred by him in connection with entering into the separation agreement or, if applicable, in connection with any dispute related to his employment or termination of employment.

     As described under “Executive Compensation,” Mr. Smith has also entered into a non-competition agreement with us, which was amended on April 29, 2004 and subsequently amended by the Separation and General Release Agreement. Pursuant to this agreement, he has agreed not to compete with us, or solicit any of our employees, consultants or customers, for a period of 12 months following the termination of his employment with us. See “Certain Relationships and Related Transactions – Transactions with Affiliates Other than Datatec” for additional information.

Benefit Plans

   Westcon Group, Inc. Non-Employee Directors Stock Plan

     Prior to the completion of this offering, our board of directors intends to adopt a plan, the Westcon Group, Inc. Non-Employee Directors Stock Plan, under which each of our non-employee directors will receive an annual grant of a non-qualified option to purchase shares of our common stock or other award with respect to shares of our common stock. Under this plan, if at any time we pay our non-employee directors a fee for their service as directors, they will be able to elect to receive a portion of this annual retainer fee in shares of our common stock. We anticipate that up to              shares of our common stock will be reserved for issuance under this plan, which will be submitted to stockholders prior to the completion of this offering.

   Westcon Group, Inc. Stock Option Plan

     The Westcon Group, Inc. Stock Option Plan (the “Plan”) was adopted by our board of directors on January 10, 2001 and approved by our shareholders on January 31, 2001. The Plan, as amended and restated in June 2002, provides for grants of incentive stock options and non-qualified stock options for the purchase of up to 4,660,000 shares of our common stock to employees, directors (other than directors who serve on the compensation committee), consultants and other advisors to the Company. Our board of directors has authorized the compensation committee to administer the Plan. Our compensation committee determines the exercise price, the vesting period of, and the period in which to exercise the stock options. The exercise price of a stock option is equal to at least the fair market value of a share of our common stock on the date of grant. Stock options granted under the Plan are generally exercisable for 12 months after a termination of employment due to death or total disability, and for three months after other terminations of employment. All stock options expire 10 years from the date of grant.

     As of February 29, 2004, stock options to purchase an aggregate of 2,756,450 shares of common stock were outstanding, and 1,903,550 shares were available for future grant. The stock options outstanding at the time of this offering will remain subject to the terms of the agreements evidencing those stock options and the terms of the this Plan, and such stock options will continue to be administered by the compensation committee of our board of directors.

     The Plan provides that in the event of a merger or consolidation of, or sale of all or substantially all of the assets of, our company, or upon a dividend or other distribution, recapitalization, stock split or other similar corporate transactions, as more fully described in the Plan, the compensation committee may adjust:

  the number and type of shares (or other securities) that may be issued upon the exercise of stock options yet to be granted;

  the exercise price per share to be paid for each outstanding stock option; and

  the number and type of shares (or other securities) covered by each outstanding stock option.

     Our board of directors may suspend, amend or terminate the Plan at any time. However, unless approved by a majority of our stockholders, no amendment will increase the total number of shares. In addition, no termination of the Plan or action by the board of directors in amending or suspending the Plan will affect or impair the rights of a stock option holder under any stock option previously granted.

     Our board of directors has determined that no future stock options will be granted under this Plan following the effective date of this offering.

   Datatec Share Option Scheme

     Certain of our employee-directors, officers and employees have been granted stock options under the Datatec Share Option Scheme. As of February 29, 2004, stock options to purchase an aggregate of 1,171,663 ordinary shares of Datatec were held by our employees, excluding the stock options held by Robin Rindel. No stock options have been granted under this plan to any of our employees, other than Robin Rindel, since Fiscal 2001. As described above, Mr. Rindel received stock options to purchase ordinary shares of Datatec from Datatec during his employment with Datatec. As of February 29, 2004, Mr. Rindel had been granted stock options to purchase 811,255 ordinary shares of Datatec, of which 354,064 were vested.

     The exercise price for stock options initially granted to our employees under the Datatec Share Option Scheme is equal to 50% of the market price of a Datatec ordinary share on the JSE Securities Exchange for the trading day immediately preceding the date of the grant. The exercise price for stock options granted after January 2000 under the amended Datatec Share Option Scheme is equal to 85% of the average of the closing market price of a Datatec ordinary share on the JSE Securities Exchange for the thirty days immediately preceding the date of the grant. The exercise price for stock options granted after September 2001 under the amended Datatec Share Option Scheme is equal to 100% of the average of the closing market price of a Datatec ordinary share on the JSE Securities Exchange for the thirty days immediately preceding the date of the grant. The exercise price may not be less than 200 South African cents.

     Each stock option may only be exercised in respect of multiples of 100 Datatec ordinary shares or in full. Stock options generally vest at the rate of 25% per year, beginning one year after the date of award, and have a term of ten years. A stock option will lapse and no longer be exercisable:

  twelve months after the date that the stock option holder retires or dies;

  twelve months after termination of employment by retrenchment;

  upon termination of employment for reasons other than retirement or death (except as provided above or as otherwise provided by the board of directors); or

  upon its becoming subject to a claim of creditors.

     In the case of retrenched employees, their right to exercise shall include those shares vested as of the date of retrenchment together with those stock options that would become vested within six months of the date of written notice of retrenchment.

     Upon the occurrence of certain corporate events involving Datatec, upon the request of the board of directors, Datetec’s auditors may make such adjustments to the exercise price of the option that they consider fair and reasonable. The board of directors of Datatec may amend or terminate the plan at any time. A stock option holder’s consent will be required with respect to an amendment if such consent is required under the Datatec articles of association.

   Westcon Group, Inc. Long-Term Incentive Plan

     Prior to the completion of this offering, our board of directors intends to adopt a long-term incentive plan to be named the Westcon Group, Inc. Long-Term Incentive Plan, referred to as the Long-Term Plan. The Long-Term Plan will replace our current stock option plan, the terms of which are described above under “Westcon Group, Inc. Stock Option Plan.” Prior to the completion of this offering, the Long-Term Plan will be presented to our stockholders for their approval. The following summary describes what we anticipate to be the material terms of the Long-Term Plan. However, the final terms may be different.

     The Long-Term Plan will provide for grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, phantom equity and other awards with respect to our common stock. Our employees, directors (other than directors who serve on the compensation committee), consultants and other advisors to the Company will be eligible to participate in this plan. Up to 3,500,000 shares of our common stock will be available for awards to be granted under the Long-Term Plan. The compensation committee of our board of directors will administer the plan and will have authority to select employees to whom awards are granted, determine the types of awards and number of shares covered, and determine the exercise price and the vesting period of stock options. All stock options will expire 10 years from the date of grant.

     The Long-Term Plan will provide that in the event of a merger or consolidation of, or sale of all or substantially all of the assets of, our company, or upon a dividend or other distribution, recapitalization, stock split or other similar corporate transactions, the committee may adjust:

  the number and type of shares (or other securities) that may be issued with respect to future awards under the plan;

  the exercise price per share to be paid for each outstanding stock option; and

  the number and type of shares (or other securities) covered by each outstanding award.

     In addition, upon a change in control, all unvested options shall become vested and exercisable, the restrictions on any restricted stock or restricted stock units shall immediately lapse and any performance conditions shall be deemed to be satisfied with respect to any performance based awards.

     Our board of directors will have the authority to suspend, amend or terminate the Long-Term Plan at any time. However, unless approved by a majority of our stockholders, no amendment will increase the total number of shares. In addition, no termination of the plan or action by the board of directors in amending or suspending the Long-Term Plan will affect or impair the rights of the holder of any outstanding awards under the plan.

Limitation on Liability and Indemnification Matters

     As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  any breach of the director’s duty of loyalty to us or our stockholders;

  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

  any transaction from which the director derived an improper personal benefit.

     The limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of the liability of a director, then the liability of our directors will be eliminated or limited to the furthest extent permitted by Delaware law as so amended.

     Our certificate of incorporation allows us to indemnify our officers and directors to the full extent permitted by Delaware law. We currently have directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

History of Ownership by Datatec

     On August 6, 1998, Datatec acquired 80% of our common stock. During Fiscal 1999 and Fiscal 2000, Datatec contributed capital and certain businesses to us in exchange for shares of our common stock which increased its ownership to 87.2%. In connection with such contribution from Datatec, during Fiscal 2001 and Fiscal 2002, we paid $5.7 million and $6.8 million, respectively, of contingent cash consideration to the stockholders who had originally sold certain of the contributed businesses to Datatec.

     During Fiscal 2001, Datatec sold 2.3% of our outstanding common stock to certain of our former executive officers, including Alan Marc Smith, our former Chief Executive Officer. During the same fiscal year, Datatec purchased 0.3% of our outstanding common stock from Mr. Smith. During Fiscal 2002, Datatec reacquired the 2.3% of our common stock from the former executive officers and Mr. Smith. In addition, during Fiscal 2002, Datatec purchased 5.0% of our outstanding common stock from Mirado Corp., which currently owns approximately 6.5% of our common stock. Mirado is owned by Thomas Dolan, our Chief Executive Officer, along with his wife and a family trust, and two of our former executive officers along with their affiliates. The terms of the foregoing purchases and sales were at estimated fair value of our common stock at the time of such purchases and sales.

     As of February 29, 2004, Datatec owned 92.5% of our outstanding common stock. Upon completion of this offering, assuming that the underwriters do not exercise their over-allotment option, Datatec will own approximately       % of our outstanding common stock. Under the terms of approval by the South African Reserve Bank obtained by Datatec for this offering and for the sale by Datatec of shares of our common stock in this offering, Datatec is not permitted to reduce its ownership of our common stock, either as a result of sale of shares of our common stock by Datatec or additional issuances of equity by us, to less than 50.1% of our outstanding common stock without the prior approval of the South African Reserve Bank. See “Risk Factors—Datatec, our controlling stockholder, may have interests that are adverse to yours, and will receive approximately $7.2 million from the net proceeds of this offering” for risks relating to Datatec’s ownership of our common stock.

Agreements with Datatec

     From time to time prior to May 2003, Datatec extended loans to assist us with our working capital and acquisition financing requirements. As of February 29, 2004, an aggregate principal amount of $37.2 million was outstanding under loans to us from Datatec, including accrued interest. We intend to repay approximately $7.2 million of such loans to Datatec from the net proceeds of this offering. The remaining balance of approximately $30.0 million will be represented by a note that we will issue to Datatec prior to the completion of the offering, bearing cash interest that will be payable quarterly at a fixed rate of 4.75% per annum. The principal amount of the note will be paid in two equal installments, with each installment payable on the first business day following seven years and eight years, respectively, from the date of the note. We may at our option prepay the note in whole or in part at any time prior to maturity without penalty. All the amounts payable by us under the note, including principal and interest, shall be subordinate and junior to all of our other present and future indebtedness. We do not intend to incur any additional indebtedness from Datatec.

     During Fiscal 2002, 2003 and 2004, we paid to Datatec management fees of $1.2 million, $3.1 million and $3.5 million, respectively, for management services provided by Datatec. We did not pay Datatec a management fee in Fiscal 2001. Effective March 1, 2004, we no longer pay any management fees to Datatec.

     During Fiscal 2002, 2003 and 2004, we sold products and services for amounts totaling $17.8 million, $23.1 million and $44.3 million, respectively, to subsidiaries of Datatec. We believe that the amounts paid by those subsidiaries of Datatec that were not in the distribution business were at a rate that we charged our non-affiliated customers, and the amounts paid by those subsidiaries of Datatec that were in the distribution business in South Africa and the Middle East were at a rate that we charged our other subsidiaries.

     We also intend to enter into a non-competition agreement with Datatec prior to the completion of this offering pursuant to which Datatec will agree not to engage, for a five-year period, in businesses that compete with ours, anywhere in the world except in Africa, the Middle East and certain countries in Asia.

     We intend to enter into a registration rights agreement with Datatec, Mirado and Mr. Smith prior to the completion of this offering pursuant to which we will grant registration rights to these stockholders and their respective assignees. See “Description of Capital Stock—Registration Rights” for additional information about the proposed terms of the registration rights agreement.

     During Fiscal 2002, we and Datatec entered into a tax sharing arrangement pursuant to which the United Kingdom subsidiaries of our company and of Datatec could share net operating losses in the United Kingdom for that fiscal year. During Fiscal 2003, we entered into a similar agreement with Datatec. This agreement expired on February 29, 2004. During Fiscal 2003 and Fiscal 2004, we paid $79,000 and $1.3 million, respectively, to the United Kingdom subsidiaries of Datatec pursuant to the tax sharing agreement based upon the pre-tax income of our United Kingdom subsidiaries. We do not intend to enter into a new tax sharing agreement with Datatec.

Transactions with Affiliates Other than Datatec

     During Fiscal 2002, Fiscal 2003 and Fiscal 2004, we paid an aggregate of approximately $360,000, $270,000 and $350,000, respectively, to subsidiaries and/or affiliates of Mirado for use of car services and rent. We believe that the amounts paid to Mirado were no greater than the prevailing market rates for such services at such time.

     In September 1999, we entered into a stock buy out agreement with Mirado, giving us and Mirado the right to have us purchase all the shares of common stock owned by Mirado at a price based upon an earnings formula specified in the agreement. The put right commenced on April 1, 2001 and was scheduled to expire upon the earlier of October 1, 2002 or the completion of an initial public offering by us. On July 16, 2001, Mirado terminated the stock buy-out agreement with us and entered into a new agreement with Datatec. In connection therewith, Datatec purchased a portion of the shares held by Mirado at fair market value, which was lower than the earnings formula price. This new agreement between Mirado and Datatec provides that the agreement will terminate upon the completion of an initial public offering by us on a major United States or United Kingdom stock exchange. We recorded a $6.7 million non-cash charge in Fiscal 2002 representing the excess of the earnings formula price over the fair market value of the shares purchased by Datatec.

     We intend to grant piggy-back registration rights to Mirado, Mr. Smith and their respective assignees pursuant to a registration rights agreement that we intend to enter into with them and Datatec prior to the completion of this offering. See “Description of Capital Stock—Registration Rights” for additional information about the terms of the registration rights agreement.

     On November 6, 2000, we made a loan in the principal amount of $600,000 to Mr. Smith who was at that time our Chief Operating Officer. Interest on the outstanding principal balance of the loan was payable at the rate of 8.0% per annum, except that no interest was payable if the loan was repaid in full by February 15, 2001. The loan was repaid in full on February 15, 2001.

     During Fiscal 2002, we entered into a non-competition agreement with Mr. Smith. Pursuant to this agreement, which was amended on April 29, 2004 and further amended by the Separation and General Release Agreement dated May 21, 2004, he has agreed not to compete with us, or solicit any of our employees, consultants or customers, for a period of 12 months following the termination of his employment with us. In consideration of his obligations under this agreement, we have agreed to pay him an aggregate of $2.0 million payable in installments beginning in July 2001 and ending in September 2004. During Fiscal 2002, Fiscal 2003 and Fiscal 2004, we paid him $714,286, $428,572 and $428,572, respectively, in accordance with the terms of this agreement. An additional amount of $214,286 was paid to Mr. Smith on March 1, 2004 in accordance with the terms of this agreement. The remaining amount of $214,282 was payable to Mr. Smith under this agreement on September 1, 2004 but pursuant to the terms of the Separation and General Release Agreement that we entered into with Mr. Smith on May 21, 2004, this amount will be paid to him upon the termination of his employment with us on July 30, 2004. See a description of our Separation and General Release Agreement with Mr. Smith under "\Employment Agreements” for additional information.

     In July 2001, we entered into a put option agreement with Mr. Smith that gave him the put right to require us to purchase, at fair market value, 474,624 shares of our common stock held by him. The put right commences in July 2004 and expires upon the earlier of July 2007 or the completion of an initial public offering by us.

     All future transactions and any amendments to existing agreements between us and our officers, directors, majority stockholder and their affiliates will be submitted for approval to the board of directors and must be approved by a majority of the board of directors, including a majority of independent and disinterested outside directors.

PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of June 30, 2004 and as adjusted to reflect the sale of common stock offered by us in this offering, for:

  each person who we know beneficially owns more than 5% of our common stock;

  each of our directors;

  each of our named executive officers; and

  all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by them. The number of shares of common stock outstanding, on an as-converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying stock options held by the person or entity that are exercisable within 60 days of February 29, 2004, but excludes common stock underlying stock options held by any other person or entity. Percentage of beneficial ownership is based on 46,448,296 shares of common stock outstanding as of February 29, 2004. The numbers shown in the table assume no exercise by the underwriters of their over-allotment option and do not give effect to a one for reverse stock split of our common stock which will be effected prior to the completion of this offering. Unless otherwise indicated, the principal address of each of the stockholders below is c/o Westcon Group, Inc., 520 White Plains Road, Tarrytown, New York 10591.

	Shares Beneficially	Percentage of Shares Outstanding
	Owned Prior to
Name of Beneficial Owner	This Offering	Prior to This Offering	After This Offering

5% Stockholders:
Datatec Limited(1)	42,956,572	92.5%
Mirado Corp.(2)	3,017,100	6.5
Executive Officers and Directors:
Thomas Dolan(3)	3,017,100	6.5
John P. O’Malley III(4)	104,400	*
Anthony Daley(4)	52,896	*
Simon John England(4)	65,250	*
Robin Rindel(4)	32,640	*
John McCartney(5)	120,000	*
Jens Montanana	––	––
Christopher Seabrooke	––	––
Directors and Executive Officers as a Group
(14 persons)(6)(7)	3,445,182	6.9

* Represents beneficial ownership of less than 1%

(1) Datatec Limited owns our shares of common stock indirectly through its wholly-owned subsidiary, Datatec International Limited. The address of Datatec Limited is Building No. 8, Harrowdene Office Park, Western Service Road, Woodmead 2146, South Africa. The address of Datatec International Limited is 35 John Street, London WC1N 2AT, England.

(2) Thomas Dolan, our Director, President and Chief Executive Officer, along with his wife and a family trust, and two of our former executive officers, along with their affiliates, own all the outstanding voting stock of Mirado Corp. The address of Mirado Corp. is 146 Main Street, Tuckahoe, NY 10707.

(3) Reflects 3,017,100 shares held of record by Mirado Corp. Thomas Dolan, our Director, President and Chief Executive Officer, along with his wife and a family trust, and two of our former executive officers, along with their affiliates, own all the outstanding voting stock of Mirado Corp.

(4) Reflects shares issuable pursuant to stock options exercisable within 60 days, assuming that this offering is completed within 60 days since the exercise of these stock options is contingent upon our completing an initial public offering of our common stock.

(5) Reflects 120,000 shares issuable pursuant to non-qualified stock options exercisable within 60 days.

(6) Includes 308,028 shares issuable pursuant to stock options exercisable within 60 days, assuming that this offering is completed within 60 days since the exercise of these stock options is contingent upon our completing an initial public offering of our common stock.

(7) Effective May 21, 2004, Alan Marc Smith resigned as our President and Chief Executive. As a result, this table does not include shares beneficially owned by Mr. Smith, which include (i) 474,624 shares held of record by him that are subject to our put option agreement with him that gives him the right to require us to purchase these shares at fair market value and (ii) 704,350 shares issuable pursuant to stock options held by him. The put right commences in July 2004 and expires upon the earlier of July 2007 or the completion of an initial public offering by us.

DESCRIPTION OF CAPITAL STOCK

General Matters

     The following description of our common stock and preferred stock and the relevant provisions of our certificate of incorporation and bylaws are summaries thereof and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

     Our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value, and 15,000,000 shares of preferred stock, $0.01 par value.

Common Stock

     As of February 29, 2004, there were 46,448,296 shares of common stock outstanding held by three stockholders of record.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at times and in amounts as our board of directors may determine from time to time. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights and is not subject to redemption. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be, upon payment therefor, fully paid and nonassessable.

Preferred Stock

     Under the terms of the certificate of incorporation, our board of directors is authorized, subject to any limitations prescribed by law, to designate and issue preferred stock in one or more series. Each series shall have the rights, preferences, privileges and restrictions, such as dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the right to increase or decrease the number of shares of any series, as the board of directors may determine. Under the terms of the certificate of incorporation, the preferred stock may not have more than one vote per share. The board of directors may issue preferred stock with voting or conversion rights that may have the effect of delaying, deferring or preventing a change in control of Westcon Group. This issuance could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We currently have no plans to issue any shares of preferred stock.

Registration Rights

     Pursuant to the terms of a registration rights agreement that we intend to enter into with Datatec, Mirado and Mr. Smith prior to the completion of this offering, beginning 180 days after this offering, Datatec and any person to whom Datatec sells its shares of common stock and assigns its rights under the registration rights agreement will have the right to demand registration of their shares of common stock under the Securities Act of 1933, as amended, subject to certain volume requirements. We are not required to effect more than (1) four registrations pursuant to these demand registration rights, and (2) two such registrations in any 12-month period. In addition, these holders, as well as our other stockholders prior to the consummation of this offering, including Mirado and Mr. Smith, and their respective assignees, will have “piggy-back” registration rights, which will enable them, subject to limitations, to require us to register the common stock held by them when we register common stock for our own account or for the account of other stockholders. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by stockholders with registration rights that may be included in a registration. Generally, we are required to bear all of the expenses of all of these registrations, except underwriting discounts and selling commissions, and indemnify the selling stockholders and the underwriters against certain liabilities.

Certain Provisions of our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

      Certificate of Incorporation and Bylaws

     Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. We believe that the benefits of increased protection of our company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure of our company outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

Our certificate of incorporation and bylaws include provisions that:

  allow the board of directors to issue, without further action by the stockholders, up to 15,000,000 shares of “blank check” preferred stock;

  prohibit cumulative voting in the election of directors;

  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

  require that special meetings of our stockholders be called only by the board of directors, the chairman of the board, the president or the secretary;

  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors; and

  require that certain amendments to the certificate of incorporation and the bylaws require the approval of the holders of at least 66 2/3% of the voting power of all of our outstanding capital stock.

      The Delaware General Corporation Law

     We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

  prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

  any merger or consolidation involving the corporation and the interested stockholder;

  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

     These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of Westcon Group. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of Westcon Group. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

Nasdaq National Market Listing

     We have applied to have the shares of our common stock listed on the Nasdaq National Market under the symbol “WCGP”.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
 TO NON-UNITED STATES HOLDERS

     The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder” and that does not own, and is not deemed to own, more than 5% of our common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

  non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

  foreign corporation or

  foreign estate or trust.

     A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Special rules may apply to certain non-U.S. holders, such as U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid U.S. federal income tax, and investors in pass-through entities that are subject to special treatment under the Code. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

     As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN (or other applicable form) certifying its entitlement to benefits under a treaty.

     The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a United States resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

     A non-U.S. holder of Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may apply for a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

     A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder, subject to an applicable treaty providing otherwise, or we are or have been a United States real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and we do not anticipate becoming, a United States real property holding corporation.

Information Reporting Requirements and Backup Withholding

     Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of an applicable income tax treaty. You may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

     An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

     Upon completion of this offering, we will have outstanding an aggregate of       shares of common stock, assuming no exercise of outstanding stock options. Of these outstanding shares, the       shares sold by us in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining       shares of common stock outstanding upon completion of this offering and held by existing stockholders, including the shares held by Datatec, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for exemption under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below, or another exemption.

Lock-up Agreements

     We intend to obtain lock-up agreements from all of our officers, directors, Datatec and Mirado Corp., holding approximately       % of our outstanding common stock upon completion of this offering, under which they will agree not to transfer or dispose of, directly of indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc., subject to limited exceptions.

     Lehman Brothers Inc., in its sole discretion, may release the shares subject to the lock-up agreements in whole or in part at anytime with or without notice. We have been advised by Lehman Brothers Inc. that, when determining whether or not to release shares from the lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Lehman Brothers Inc. has advised us that they have no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

     As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, and subject to release as mentioned above, as follows:

Number of Shares
Days After the Date of this Prospectus	Eligible for Sale	Comment

Shares not locked up and eligible for sale under
Date of prospectus		Rule 144
Shares not locked up and eligible for sale under
90 days		Rule 144
Lock-up released; shares eligible for sale under
180 days		Rule 144

Rule 144

     In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the lock-up described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

  the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

     In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration of Shares in Connection with Compensatory Benefit Plans

     As of February 29, 2004, stock options to purchase 2,756,450 shares of common stock were outstanding under our stock option plan.

     Immediately after the completion of this offering, we intend to file a registration statement under the Securities Act covering shares of common stock issued or reserved for issuance under our stock option plan. This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitation, manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after completion of this offering, subject in the case of our officers and directors to the 180 day lock-up agreements.

Other Registration Rights

     We, Datatec, Mirado and our other stockholder are parties to an agreement which obligates us to register our shares of capital stock owned by them after this offering in specified circumstances. See “Description of Capital Stock—Registration Rights” for additional information.

     Registration of any shares of common stock held by security holders with registration rights would result in shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

UNDERWRITING

     Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below for whom Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, SG Cowen & Co., LLC and Robert W. Baird & Co. Incorporated are acting as representatives, has agreed to purchase from us the number of shares of common stock shown opposite its name below:

Number
Underwriters	of Shares

Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
SG Cowen & Co., LLC
Robert W. Baird & Co. Incorporated

Total

     The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  the obligation to purchase all of the shares of common stock offered hereby if any of the shares are purchased;

  the representations and warranties made by us to the underwriters are true;

  there is no material change in the financial markets; and

  we deliver customary closing documents to the underwriters.

Over-Allotment Option

     Datatec has granted to the underwriters an option to purchase up to additional               shares of common stock owned by it, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and Datatec will be obligated to sell the additional shares of common stock to the underwriters.

Commissions and Expenses

     The following table summarizes the underwriting discount that we will pay. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                shares from Datatec. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from us or Datatec, as the case may be.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

     The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $        per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $        per share to brokers and dealers. After this offering, the underwriters may change the offering price and other selling terms.

     We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $         . We will pay all costs and expenses of this offering.

Lock-up Agreements

     We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus, subject to the following exceptions:

  shares of common stock to be issued in this offering;

  issuances of common stock pursuant to employee benefit plans, stock option plans or other employee compensation plans existing on the date of this prospectus;

  issuances of common stock pursuant to the exercise of options, warrants or rights outstanding on the date of this prospectus;

  grants of options pursuant to employee benefit plans, stock option plans or other employee compensation plans existing on the date of this prospectus; and

  issuances of common stock in connection with a bona fide business acquisition made by us which involves a third party that is not our affiliate, so long as the aggregate of all such issuances does not exceed 10% of our outstanding common stock and each recipient of such common stock agrees to be bound by the foregoing restrictions for the remainder of the 180-day period.

     Datatec, Mirado Corp., all of our executive officers and directors and certain other officers, holding in the aggregate                shares of our common stock, have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions.

Offering Price Determination

     Prior to this offering, there has been no public market of our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

  prevailing market conditions;

  our historical performance and capital structure;

  estimates of our business potential and earnings prospects;

  an overall assessment of our management; and

  the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

     We have agreed to indemnify the underwriters against liabilities relating to this offering, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     These stabilizing transactions, syndicate covering transactions and penalty bids may raise or maintain the market price of our common stock or prevent or slow a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

     Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Listing

     We have applied to have the shares of our common stock listed on the Nasdaq National Market under the symbol “WCGP”.

Discretionary Sales

     The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Offers and Sales in Canada

     This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

Electronic Distribution

     A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view the preliminary prospectus and the final prospectus online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. In addition, one or more of the underwriters participating in this offering may distribute prospectuses electronically.

     Other than the prospectus in electronic format, information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied on by investors.

Other Relationships

     Some of the underwriters have performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

     The consolidated financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion and include an explanatory paragraph concerning the adoption of a new accounting principle effective March 1, 2002), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Westcon and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a web site at www.westcongroup.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, or SEC, free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

WESTCON GROUP, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Westcon Group, Inc.
Tarrytown, New York

We have audited the accompanying consolidated balance sheets of Westcon Group, Inc. and subsidiaries (the “Company”) as of February 28, 2003 and February 29, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended February 29, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2003 and February 29, 2004, and the results of its operations and its cash flows for each of the three years in the period ended February 29, 2004 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective March 1, 2002.

/s/ Deloitte & Touche LLP
Stamford, Connecticut

June 21, 2004

WESTCON GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(in thousands, except for share and per share amounts)

	February 28, 2003	February 29, 2004

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$140,746	$113,894
Cash collateral deposits	—	12,048
Accounts receivable, net of allowances of
$13,044 and $12,873	236,330	311,200
Inventories	170,890	221,901
Prepaid expenses and other current assets	31,189	46,836

Total current assets	579,155	705,879
PROPERTY AND EQUIPMENT – NET	29,950	26,869
GOODWILL	55,750	56,532
OTHER ASSETS	16,533	23,339

TOTAL ASSETS	$681,388	$812,619

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Lines of credit	$72,168	$84,473
Accounts payable	158,119	226,729
Accounts payable – financial institutions	120,374	140,808
Accrued expenses and other current liabilities	30,297	30,702
Income taxes payable	690	7,140

Total current liabilities	381,648	489,852
LONG-TERM DEBT – DATATEC	34,421	37,224
OTHER LIABILITIES	4,029	4,452

Total liabilities	420,098	531,528

COMMITMENTS AND CONTINGENCIES (See notes)
STOCKHOLDERS’ EQUITY:
Preferred stock, $.01 par value, 15,000,000 shares authorized, none issued	—	—
Common stock, $.01 par value, 200,000,000 shares authorized, 46,448,296
issued and outstanding	464	464
Additional paid-in capital	226,065	226,166
Retained earnings	37,927	43,719
Accumulated other comprehensive (loss) income	(3,166)	10,742

Total stockholders’ equity	261,290	281,091

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$681,388	$812,619

See notes to consolidated financial statements.

WESTCON GROUP, INC. AND SUBSIDIARIES

     Consolidated Statements of Operations
(in thousands, except for share and per share amounts)

		Years Ended

	February 28, 2002	February 28, 2003	February 29, 2004

REVENUE	$1,687,448	$1,649,247	$1,884,808
COST OF GOODS SOLD	1,513,129	1,505,007	1,722,770

Gross profit	174,319	144,240	162,038

OPERATING EXPENSES:
Selling, general and administrative	103,566	113,479	127,250
Depreciation and amortization	21,097	12,192	12,313
Stock buy-out agreement charge	6,695	—	—
Goodwill impairment	—	105,161	—

Total operating expenses	131,358	230,832	139,563

INCOME (LOSS) FROM
OPERATIONS	42,961	(86,592)	22,475

OTHER EXPENSE (INCOME):
Interest expense – net of interest income of $2,011,
$2,264 and $1,348	10,244	3,754	4,082
Other expense – Datatec	2,219	4,181	1,464
Other expense (income)	1,918	(2,189)	2,619

Total other expense (income)	14,381	5,746	8,165

INCOME (LOSS) BEFORE INCOME TAXES	28,580	(92,338)	14,310
PROVISION (BENEFIT) FOR INCOME TAXES	13,017	(765)	8,518

NET INCOME (LOSS)	$15,563	$(91,573)	$5,792

NET INCOME (LOSS) PER SHARE
– BASIC	$0.34	$(1.97)	$0.12

NET INCOME (LOSS) PER SHARE
– DILUTED	$0.34	$(1.97)	$0.12

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING – BASIC	46,448,296	46,448,296	46,448,296

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING – DILUTED	46,448,296	46,448,296	46,448,296

See notes to consolidated financial statements.

WESTCON GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (in thousands, except for share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
	Shares	Amount

BALANCE, MARCH 1, 2001	46,448,296	$464	$217,056	$113,937	$(6,360)
Net income	–	–	–	15,563	–	$15,563
Other comprehensive income:
Translation adjustment	–	–	–	–	(4,435)	(4,435)
Unrealized loss on
marketable securities,
net of tax benefit of
$152	-	-	-	-	(228)	(228)

Total comprehensive income						$10,900

Stock buy-out agreement
charge	–	–	6,695
Equity based compensation	–	–	1,524	–	–

	46,448,296	464	225,275	129,500	(11,023)
BALANCE, FEBRUARY 28, 2002
Net loss	–	–		(91,573)	–	$(91,573)
Other comprehensive income:
Translation adjustment	–	–	–	–	7,830	7,830
Unrealized gain on
marketable securities,
net of tax expense of
$33	–	–	–	–	27	27

Total comprehensive loss						$(83,716)

Equity based compensation	–	–	790	–	–

	46,448,296	464	226,065	37,927	(3,166)
BALANCE, FEBRUARY 28, 2003
Net income	–	–	–	5,792	–	$5,792
Other comprehensive income:
Translation adjustment	–	–	–	–	13,671	13,671
Unrealized gain on
marketable securities,
net of tax expense of
$128	–	–	–	–	237	237

Total comprehensive income						$19,700

Equity based compensation	–	–	101	–	–

BALANCE, FEBRUARY 29, 2004	46,448,296	$464	$226,166	$43,719	$10,742

See notes to consolidated financial statements.

WESTCON GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(in thousands)

	Years Ended

	February 28, 2002	February 28, 2003	February 29, 2004

OPERATING ACTIVITIES:
Net income (loss)	$15,563	$(91,573)	$5,792
Adjustments to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation and amortization	21,674	12,684	13,052
Equity based compensation	1,524	790	101
Stock buy-out agreement charge	6,695	–	–
Deferred income taxes	(4,973)	(8,885)	4,626
Goodwill impairment	–	105,161	–
Loss on securities	190	–	–
Changes in assets and liabilities (net of business acquisitions):
Accounts receivable	48,791	14,229	(74,870)
Inventories	183,989	7,912	(51,011)
Prepaid expenses and other current assets	(246)	859	(19,350)
Other assets	(2,301)	(1,981)	(409)
Accounts payable	(72,352)	51,465	68,609
Accounts payable – financial institutions	(18,516)	20,152	20,435
Accrued expenses and other current liabilities	(8,410)	7,319	4,813
Income taxes payable	(10,866)	(9,491)	3,504
Other liabilities	1,327	274	(1,574)

Net cash provided by (used in) operating activities	162,089	108,915	(26,282)

INVESTING ACTIVITIES:
Capital expenditures	(12,909)	(10,766)	(9,143)
Payments for business acquisitions, net of cash acquired	(11,074)	(5,515)	(2,150)
Cash collateral deposits	–	–	(12,048)
Proceeds from sale of property and equipment	335	–	–

Net cash (used in) investing activities	(23,648)	(16,281)	(23,341)

FINANCING ACTIVITIES:
Proceeds from lines of credit	1,092,636	994,851	1,162,615
Repayments of lines of credit	(1,191,297)	(1,059,581)	(1,150,310)
Financing costs	(50)	(287)	(3,205)
(Repayments to) advances from Datatec	(3,000)	8,004	–

Net cash (used in) provided by financing activities	(101,711)	(57,013)	9,100

EFFECT OF FOREIGN EXCHANGE RATE ON CASH AND CASH
EQUIVALENTS	(4,435)	7,830	13,671

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	32,295	43,451	(26,852)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	65,000	97,295	140,746

CASH AND CASH EQUIVALENTS, END OF YEAR
	$97,295	$140,746	$113,894

CASH PAID DURING THE YEAR FOR:
Interest	$13,291	$5,431	$4,088

Income taxes	$25,594	$21,093	$6,418

BUSINESS ACQUISITIONS:
Fair value of net assets acquired, including goodwill	$11,074	$16,700	$2,150
Cash paid, net of cash acquired	(11,074)	(5,515)	(2,150)

Liabilities assumed	$–	$11,185	$–

See notes to consolidated financial statements.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

1.	Business Description and Organization

Westcon Group, Inc. and subsidiaries (the “Company”) is a specialty distributor of networking and communications equipment for leading technology vendors, principally Cisco Systems Inc. (“Cisco”), Nortel Networks Corporation (“Nortel”) and Avaya Inc. (“Avaya”). The Company acts as an important indirect sales channel for the sale of its vendors’ technologically advanced products to its customers, who are resellers, systems integrators and service providers, throughout the United States and in select international markets.

On August 6, 1998, Datatec Limited (“Datatec”), a publicly-owned networking technology and services company incorporated in South Africa, acquired 80% of the common stock of the Company.

In Fiscal 1999 and Fiscal 2000, Datatec contributed capital and its networking and communications equipment sales channel subsidiaries (the “Contributed Subsidiaries”) to the Company in exchange for an increase in its common stock ownership of the Company to 87.2%.

In Fiscal 2001, Datatec sold 2.3% of the common stock of the Company to certain former executive officers of the Company and the Company’s former Chief Executive Officer (see Note 17). Also in Fiscal 2001, Datatec purchased 0.3% of the common stock of the Company from the Company’s former Chief Executive Officer. During Fiscal 2002, Datatec reacquired the 2.3% of the common stock of the Company from the former executive officers and the Company’s former Chief Executive Officer. In addition, in Fiscal 2002, Datatec purchased 5.0% of the common stock interest in the Company from Mirado Corp., a minority stockholder of the Company, which is owned by the Company’s Chief Executive Officer along with his wife and a family trust, and two former executive officers of the Company along with their affiliates. The terms of the foregoing purchases and sales were at estimated fair value. As a result, Datatec owned 92.5% of the common stock of the Company at February 28, 2003 and February 29, 2004.

2.	Significant Accounting Policies

Principles of Consolidation – The consolidated financial statements include the accounts of Westcon Group, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates – The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year End – The Company’s fiscal year ends on the last day of February. The accompanying consolidated financial statements are for the fiscal years ended February 28, 2002 (“Fiscal 2002”), February 28, 2003 (“Fiscal 2003”) and February 29, 2004 (“Fiscal 2004”).

Disclosure of Fair Value of Financial Instruments – The carrying amount reported in the consolidated balance sheets for cash, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short-term maturity of these financial instruments. The carrying value of the lines of credit approximates fair value, because current rates offered to the Company for debt with similar remaining maturities are approximately the same.

Concentration of Credit Risk – The Company sells products and services to customers who sell them to end-users in diversified industries. The Company performs ongoing credit evaluations of the financial condition of certain customers and generally does not require collateral. The Company’s ability to collect the amounts due from customers may be affected by economic fluctuations in the networking and communications industry. During Fiscal 2002, Fiscal 2003 and Fiscal 2004, no single customer accounted for greater than 3% of the Company’s consolidated revenue. The Company maintains its cash balances in various financial institutions. Balances may exceed the amount of insurance provided on such deposits.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

Reclassifications – Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year presentation.

Cash and Cash Equivalents – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains significant cash and cash equivalent balances outside the United States. As of February 29, 2004, $59.0 million or 51.8% of our cash and cash equivalents existed outside the United States. The Company is restricted from repatriating cash due to restrictions on dividends and repayment of intercompany loans under financing arrangements, significant additional taxes and/or withholding and capitalization requirements in certain jurisdictions. These factors limit the Company’s ability to repatriate substantial amounts of cash to the United States in the event it needed to do so for working capital or for any other business purpose.

Revenue Recognition – Revenue is recorded on a gross basis. The Company recognizes revenue from product sales, which includes pre-sale support and logistics, management and administrative services, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured. Transfer of title and risk of ownership occurs upon shipment of product or upon delivery when the Company bears the risk of loss while the product is in transit. At the end of each quarter, the Company does not recognize revenue related to products in-transit to its customers for which the Company bears the risk of loss while in transit. The Company also offers customers the right to return products that do not function properly within a limited time after delivery. The Company records a provision for the estimated amount of product returns, based on historical experience, which is recorded concurrently with the recognition of revenue. The Company recognizes revenue from services that are subject to separate arrangements with customers, such as post-sales support and technical services, professional services and marketing and customer training, at the time the services are rendered. Revenue from services represented approximately 1% of consolidated revenue in Fiscal 2002, Fiscal 2003 and Fiscal 2004.

Vendor Programs – The Company receives purchase discounts, product rebates and inventory price protection from vendors that are recorded as adjustments to cost of goods sold as the related inventory is sold. The Company also receives allowances such as cooperative marketing, training and advertising incentives and promotional programs from vendors that are recorded as adjustments to selling, general and administrative expense. The Company accrues rebates based on the specific terms of the program and sales or purchases of qualifying products. These incentives are generally offered by the vendors on a quarterly, semi-annual or annual basis. As of February 28, 2003 and February 29, 2004, receivables from vendors were $28,653 and $58,082, respectively. These amounts are included in accounts payable as the Company has the right of offset against payables to these vendors.

Deferred Financing Costs – During Fiscal 2002, Fiscal 2003 and Fiscal 2004, the Company paid $50, $287 and $3,205, respectively, in connection with debt financings (see Note 5). These costs have been capitalized in other assets and are being amortized over the terms of the respective financings. Amortization of financing costs was $577, $492 and $828 in Fiscal 2002, Fiscal 2003 and Fiscal 2004, respectively.

Warranties – The Company’s vendors warrant the products distributed by the Company and allow returns of defective products. The Company does not independently warrant the products it distributes.

Advertising Costs – Costs related to advertising and promotion expenditures are charged to marketing expense. Total advertising and promotion expenditures were $766, $414 and $519 in Fiscal 2002, Fiscal 2003 and Fiscal 2004, respectively.

Shipping and Handling Costs – Amounts billed to customers in sales transactions related to shipping and handling, if any, are included in revenue. Shipping and handling costs associated with inbound freight are included in cost of goods sold. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expense and were $7,440, $7,796 and $8,906 in Fiscal 2002, Fiscal 2003 and Fiscal 2004, respectively.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

Income Taxes – The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which provides that deferred income taxes are determined by the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax balance will not be realized. The effect of a change in the tax rate on deferred taxes is recognized in the period of enactment.

Foreign Currency – The functional currency of each of the Company’s foreign subsidiaries is its local currency. Assets and liabilities of foreign operations are translated at the exchange rates in effect on the balance sheet date. Revenue and expenses are translated at the average rates of exchange prevailing during the period. Realized gains and losses due to currency exchange rate fluctuations have been reflected in the accompanying consolidated statements of income. The Company recorded transaction gains (losses) of $976, $4,053 and $(2,310) during Fiscal 2002, Fiscal 2003 and Fiscal 2004, respectively. Unrealized gains and losses from the translation of the financial statements of the foreign subsidiaries are reported as a separate component of stockholders’ equity and comprehensive income (loss).

The Company uses derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of forward currency contracts. The market risk related to the foreign exchange agreements is offset by changes in the valuation of the underlying items being hedged. Substantially all of the Company’s forward currency contracts have terms of 90 days or less. The Company does not apply hedge accounting to these forward currency contracts; and has not designated any of them as hedging instruments. Therefore, unrealized gains and losses resulting from marking these contracts to market are charged to expense. The Company does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

The notional amount of forward currency contracts and options is the amount of foreign currency bought or sold at maturity. The estimated fair value of forward currency contracts represents the amount required to enter into like offsetting contracts with similar remaining maturities based on then quoted market prices. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions and other contract provisions.

Forward currency contracts and estimated fair value are as follows:

	February 28, 2003		February 29, 2004

	Notional Amounts	Estimated Fair Value	Notional Amounts	Estimated Fair Value

Forward currency contracts	$64,055	$91	$43,226	$137

Property and Equipment – Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets by using the straight-line method based upon the shorter of the estimated useful lives of the asset, or the lease term of the respective asset, if applicable.

Internal Use Software – In accordance with Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalized certain software development costs. These capitalized software costs are amortized over the useful life of the software, not to exceed 84 months and are included in property and equipment on the accompanying consolidated balance sheets.

Inventories –- Inventories represent finished goods stated at the lower of cost or market, with cost determined by the average cost method. During Fiscal 2002 and Fiscal 2003, the Company recorded charges to cost of goods sold of $10,900 and $4,100, respectively, to reserve the inventory of products of a certain vendor that the Company was no longer distributing in the United States and certain other countries. Such inventory was disposed of in Fiscal 2004.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

Goodwill – Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired. Goodwill acquired prior to June 30, 2001 was being amortized on a straight-line basis over 15 years. Goodwill acquired after June 30, 2001 has not been amortized, in accordance with the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Effective March 1, 2002, the Company ceased amortization of all goodwill in accordance with SFAS No. 142. See “Recent Accounting Pronouncements.” The recoverability of goodwill is evaluated based on the fair value of the reporting unit associated with the goodwill on an annual basis or when facts and circumstances suggest that goodwill may be impaired.

Valuation of Long-Lived Assets (other than Goodwill) – In accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets, the Company evaluates the carrying value of long-lived assets when events and circumstances suggest that such assets may be impaired. The carrying value of a long-lived asset is considered impaired when indicators of impairment are present and the carrying value of the asset exceeds the sum of undiscounted cash flows expected to be received from the use of the assets. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset.

Stock Option Plans – The Company applies the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations to account for its stock option plans. Accordingly, the Company only records compensation expense for any stock options granted with an exercise price that is less than the fair market value of the underlying stock at the date of grant.

The following table details the effect on net income (loss) had compensation expense for the stock option plans been recorded based on the fair value method under Statement of Financial Accounting Standard No. 123,

Accounting for Stock-Based Compensation as amended (“SFAS 123”), see Note 12.

	Years Ended

	February 28, 2002	February 28, 2003	February 29, 2004

Reported net income (loss)	$15,563	$(91,573)	$5,792
Add: Total stock-based
employee compensation expense included in
reported net income (loss) net of related tax
effects	914	474	61
Deduct: Total stock-based employee
compensation expense determined under fair
value method for all awards, net of related tax
effects	(1,969)	(2,289)	(479)

Pro forma net income (loss)	$14,508	$(93,388)	$5,374

Net income (loss) per share – basic:
As reported	$0.34	$(1.97)	$0.12

Pro forma	$0.31	$(2.01)	$0.12

Net income (loss) per share – diluted:
As reported	$0.34	$(1.97)	$0.12

Pro forma	$0.31	$(2.01)	$0.12

There were no Datatec stock options granted in Fiscal 2002, Fiscal 2003 and Fiscal 2004. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future pro forma effects.

The weighted average fair value of the Westcon stock options granted during Fiscal 2002 and Fiscal 2003 was $3.59 and $2.38, respectively, estimated on the dates of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for Fiscal 2002 and Fiscal 2003, no volatility; risk-free interest rate of 4.5% and 4.7%, respectively, (represents the rate available on U.S. government bonds at the grant date); and expected lives of option grants of 10 years. The pro forma amounts do not include the effects of the Westcon stock options granted to employees whose stock options include the contingency for the consummation of an initial public offering. See Note 12. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future pro forma effects.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

Net income (loss) per share – Net income (loss) per share-basic is computed by dividing the net income (loss) for the year by the weighted average number of shares of common stock outstanding during the year. Net income per share-diluted reflects the potential dilution that could occur if stock options were exercised. The calculations of net income (loss) per share are presented in Note 13.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and certain intangibles with an indefinite life not be amortized, but subjected to an impairment test on an annual basis or when facts and circumstances suggest such assets may be impaired. The Company adopted SFAS No. 142 effective March 1, 2002 which resulted in the cessation of goodwill amortization, which was $11,135 in Fiscal 2002 and required the Company to perform a transitional impairment analysis upon adoption. The Company completed the transitional impairment test as of March 1, 2002 which did not result in an indication of impairment. The Company completed its Fiscal 2003 impairment test as of November 30, 2002 which resulted in an impairment charge of $105,161 relating to the Comstor reporting unit in Fiscal 2003. This charge is reflective of the decline in value of goodwill which resulted from a downturn in the technology equipment market which negatively impacted our sales and gross profit relating to Cisco products. This caused the operating profits and cash flows of the Comstor reporting unit to be lower than expected during Fiscal 2003. Based upon the prevailing market conditions, the Company’s long-term earnings and cash flow projections were revised. The fair value of the Comstor reporting unit was estimated using the expected present value of the future cash flows. The Company completed its Fiscal 2004 impairment test as of November 30, 2003 which did not result in an indication of impairment.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases. The Company adopted SFAS No. 143 effective March 1, 2002. The adoption of SFAS No. 143 did not have an impact on the consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires additional disclosure relating to guarantees and in some cases requires the recognition of a liability for the fair value of certain guarantees. FIN 45 is applicable to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have an impact on the consolidated financial statements, as the Company does not guarantee the liabilities of others.

In November 2002, the Emerging Issues Task Force issued EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF 00-21 applies to certain contractually binding arrangements under which a company performs multiple revenue generating activities and requires that companies account for each element within an arrangement with multiple deliverables as separate units of accounting if (a) the delivered item has value on a stand-alone basis, (b) there is objective and reliable evidence of fair value and (c) the amount of the total arrangement consideration is fixed. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have an impact on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has implemented the disclosure provisions of SFAS No 148.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

In March 2003, the Emerging Issues Task Force issued EITF 02-16 Accounting by a Customer (including a reseller) for Certain Consideration Received from a Vendor (“EITF 02-16”). Under EITF 02-16, rebates or refunds of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for as specified time period are recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the Company toward earning the rebate or refund provided the amounts are probable and reasonably estimable. The Company has adopted EITF 02-16. The adoption of EITF 02-16 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The adoption of SFAS No. 150 did not have an impact on the consolidated financial statements.

3.	Business Combinations and Goodwill

On May 14, 2002, the Company acquired the business and certain assets, primarily fixed assets and employees, and assumed related liabilities of the distribution division of Landis Group NV (“Landis”), a Netherlands company, engaged in the sale of networking equipment and software in the following European countries: Austria, Belgium, Denmark, France, Germany, The Netherlands, Norway, Spain and Sweden. The Company completed the Landis acquisition in order to expand its existing presence in international markets and to expand the Company’s relationship with its vendors. The purchase price was $7,189, including acquisition costs. The fair values of the assets acquired and liabilities assumed at the date of acquisition were $871 for property and equipment and $11,532 for current liabilities related to exit costs. The excess of the purchase price over the fair value of the net assets acquired of $17,850 has been recorded as goodwill. The Company did not identify any intangible assets relating to the Landis acquisition. Landis did not hold marketing-related, customer-related, artistic-related, contract-based or technology-based intangible assets.

The Landis acquisition has been accounted for under the purchase method and its results of operations have been included in the statements of operations from the date of acquisition.

During Fiscal 2002, the Company paid $6,824 of additional contingent consideration to the stockholders which sold the Contributed Subsidiaries to Datatec, which was treated as direct acquisition costs and recorded as goodwill.

The following unaudited pro forma summary represents the condensed consolidated statements of operations for Fiscal 2003 as if the Landis acquisition had been consummated on March 1, 2002.

Year Ended February 28, 2003

Revenue	$1,726,931

Net loss	$(94,029)

Net loss per share – basic	$(2.02)

Net loss per share – diluted	$(2.02)

The significant accounting policies applied in computing these pro forma amounts are similar to those described in Note 2 herein. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the business combinations been consummated on March 1, 2002 or of results that may occur in the future.

Goodwill amortization expense relating to business combinations was $11,135 in Fiscal 2002.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

In accordance with SFAS No. 142, the Company ceased the amortization of goodwill effective March 1, 2002. A reconciliation of previously reported net income (loss) to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect is as follows:

	Years Ended

	February 28, 2002	February 28, 2003	February 29, 2004

Reported net income (loss)	$15,563	$(91,573)	$5,792
Add: Goodwill amortization, net of tax	6,682	–	–

Adjusted net income (loss)	$22,245	$(91,573)	$5,792

Net income (loss) per share – basic	$0.48	$(1.97)	$0.12

Net income (loss) per share – diluted	$0.48	$(1.97)	$0.12

Changes in the carrying amount of goodwill for the years ended February 28, 2002 and 2003, and the year ended February 29, 2004 by reporting unit, are as follows:

		Comstor	Westcon	Voda One	Total
	Balance as of March 1, 2002	$105,161	$21,786	$18,264	$145,211
	Goodwill acquired during the year	3,260	12,440	–	15,700
	Goodwill impairment	(105,161)	–	–	(105,161)

	Balance as of February 28, 2003	3,260	34,226	18,264	55,750
	Goodwill acquired during the year	447	1,703	–	2,150
	Reduction of tax valuation allowance	(40)	(1,328)	–	(1,368)

	Balance as of February 29, 2004	$3,667	$34,601	$18,264	$56,532

The $1,368 reduction of goodwill in Fiscal 2004 represents the reduction in the tax valuation allowance recorded as part of the acquisition of Landis (see Note 9).

Of the $56,532 of goodwill as of February 29, 2004, $38,349 is expected to be deductible for income tax purposes.

4.	Property and Equipment

	Property and equipment is as follows:

	Lives in years	February 28, 2003	February 29, 2004

Computer and office equipment	3-7	$32,524	$33,483
Computer software	2-7	21,322	27,113
Furniture and fixtures	6	6,281	7,422
Land	–	1,905	1,905
Leasehold improvements	5-10	8,437	9,783

		70,469	79,706
Less accumulated depreciation		40,519	52,837

		$29,950	$26,869

For Fiscal 2002, Fiscal 2003 and Fiscal 2004, depreciation and amortization expense related to property and equipment was $9,865, $12,192 and $12,225, respectively.

5.	Credit Facilities

As of February 28, 2003, the Company had a credit agreement (the “Former Facility”) with a finance company to provide a $160,000 revolving credit facility (the “Former Revolving Facility”). The Former Facility was scheduled to expire on December 31, 2002 and was extended to June 30, 2003. On June 12, 2003, the

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

Company obtained a new credit agreement and paid all amounts outstanding under the Former Revolving Facility. In addition, the Company had a $75,000 acquisition loan facility with the same finance company (the “Acquisition Facility”). During Fiscal 2002, $65,000 of the Acquisition Facility was repaid. The remaining $10,000 was repaid in Fiscal 2003. As of February 28, 2003, $64,714 was outstanding under the Former Revolving Facility.

Advances under the Former Revolving Facility were generally available up to 85% of the Company’s eligible accounts receivable and up to 50% of the Company’s eligible inventory at certain subsidiaries. The Former Revolving Facility bore interest at the prime rate minus 0.50%, or the London Interbank Offer Rate (“LIBOR”) plus 2.50%, at the Company’s option. Commencing December 31, 2001, the Acquisition Facility bore interest at the prime rate plus 5.0%.

Borrowings under the Former Facility were collateralized by: (i) a pledge of common stock of certain subsidiaries and (ii) liens on the inventory and accounts receivable of the subsidiaries that utilize funds borrowed under the Former Revolving Facility. The Former Facility contained covenants including, but not limited to, financial covenants limiting leverage, establishing minimum liquidity and pretax earnings coverage, restricting asset sales and purchases, restricting the payment of dividends during continuing events of default, and limiting additional borrowings and the granting of certain liens. The Company was in default of a financial covenant under the Former Facility as of August 31, 2001, November 30, 2002 and February 28, 2003 and obtained waivers with respect to such defaults.

On June 12, 2003, the Company obtained a three-year $175,000 syndicated revolving credit facility for its U.S. and Canadian subsidiaries with various U.S. and Canadian lenders, including HSBC Bank USA, General Electric Capital Corporation, LaSalle Business Credit, LLC and ABN Amro Bank N.V. (the “Revolving Facility”). Advances under the Revolving Facility (including letters of credit) may not exceed the lesser of $175,000 or the sum of 85% of the Company’s eligible accounts receivable plus the lesser of up to 65% of the Company’s eligible inventory and 85% of the orderly liquidation value of the inventory at certain subsidiaries. The Revolving Facility bears interest at the prime rate plus a margin that ranges from 0.25% to 0.75% or LIBOR plus a margin that ranges from 2.25% to 2.75%, at the Company’s option, and requires a commitment fee that ranges from 0.25% to 0.50% on the unutilized portion. The interest rate margins and commitment fee are determined by reference to the Company’s utilization of the Revolving Facility. The margin and fee increase as utilization increases. Borrowings under the Revolving Facility are collateralized by: (i) a pledge of 100% of the stock of the Company’s subsidiaries in the United States and a pledge of 66.66% of the stock of the Company’s subsidiaries in Canada and (ii) a security interest in substantially all of the assets of the Company and its subsidiaries in the United States and Canada, subject to certain exceptions in the case of the Company’s cash and cash equivalents as well as its interests in subsidiaries outside of North America. The Revolving Facility contains certain affirmative and negative covenants including, but not limited to, financial covenants establishing minimum fixed charge coverage and tangible net worth and covenants that restrict the Company’s ability to incur debt, create liens, make acquisitions and investments, sell assets and the ability of the Company’s U.S. and Canadian subsidiaries to pay dividends to the Company. The prime rate and LIBOR were 4.0% and 1.1% respectively, at February 29, 2004. As of February 29, 2004, $71,895 was outstanding under the Revolving Facility.

Effective January 28, 2004, one of the Company’s United Kingdom subsidiaries entered into a new accounts receivable financing arrangement with a financial institution. Advances under this arrangement are generally available for up to 85% of the subsidiary’s eligible accounts receivable and bear interest at a rate of 1.2% above the sterling base rate (4.0% as of February 29, 2004) or if the discounting account is kept in a currency other than sterling, its equivalent for that currency quoted from time to time by HSBC Bank Plc (or its successors) for London based accounts. This agreement, whose initial term expired on February 29, 2004, is subject to automatic renewal on a monthly basis unless terminated by either party on one month’s notice. As of February 29, 2004, $4,687 was outstanding under this arrangement. This accounts receivable financing arrangement replaced the previous working capital facility which had $7,454 outstanding as of February 28, 2003.

During March, April and May of 2003, the Company entered into several accounts receivable financing arrangements with financial institutions relating to certain Landis subsidiaries to provide up to an aggregate

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

$40,000 of accounts receivable financing. Certain of these arrangements totaling $13,000 of accounts receivable financing were subsequently terminated. Advances under the arrangements are generally available for up to 85% of the subsidiaries’ eligible accounts receivable and bear interest at rates based upon the respective bank’s base borrowing rates plus 1.5% to 1.75%. These arrangements expire during Fiscal 2005. As of February 29, 2004, $7,891 was outstanding under these arrangements.

As of February 28, 2003 and February 29, 2004, the total amount outstanding under the above line of credit arrangements was $72,168 and $84,473, respectively.

The Former Revolving Facility was utilized to provide inventory financing to a subsidiary. As of February 28, 2003, $20,925 was outstanding under this arrangement and is included in accounts payable – financial institutions on the accompanying consolidated balance sheets.

Certain of the Company’s European subsidiaries have arrangements with a financial institution to provide up to an aggregate of $170,000 of vendor inventory purchase financing which effectively enables the Company to obtain extended payment terms (normally 60 days from receipt of product) on inventory it purchases from Cisco for these subsidiaries. The Company becomes obligated to pay the financial institution upon receipt of the product, at which time title passes to the Company. The financial institution may, at any time upon the occurrence of certain events, including late payments under the arrangements and a cross-default to non-payment of other debt, terminate the financings. Obligations under these financings are guaranteed by Westcon Group, Inc. and several of the Company’s European subsidiaries and are secured by inventory and inter-company accounts receivable relating to the sale of Cisco products in Europe. The Company’s subsidiaries that are party to these financings must also comply with financial covenants that establish minimum liquidity and a minimum net profit before tax to revenue percentage and maximum leverage for these subsidiaries. These arrangements also prohibit the Company’s European subsidiaries from paying dividends to the Company. In connection with this arrangement, the Company is required to maintain cash on deposit with the financial institution to be used as security. As of February 29, 2004, the amount of the deposit was $12,048 and has been classified as cash collateral deposits on the accompanying consolidated balance sheet. This deposit earns interest at the 30 day LIBOR rate. As of February 28, 2003 and February 29, 2004, $97,849 and $140,808, respectively, were outstanding under these arrangements and are included in accounts payable – financial institutions on the accompanying consolidated balance sheets.

One of the Company’s subsidiaries in Australia has an arrangement with a financial institution to provide up to $13.2 million of accounts receivable, foreign currency settlement and other financing. Advances under the accounts receivable arrangement are generally available for up to 85% of the subsidiary’s eligible accounts receivable and bear interest at the financial institution’s base rate plus 0.50% (currently 9.1% per annum). This arrangement contains financial covenants setting forth requirements for minimum earnings before interest and taxes to fixed charge coverage ratio, minimum after tax retained earnings and minimum net inventory value to amount outstanding under the arrangement. This arrangement expires in September 2004. As of February 28, 2003, $1,600 was outstanding and is included in accounts payable – financial institutions under this arrangement. There was no amount outstanding at February 29, 2004.

As of February 28, 2003 and February 29, 2004, the total amount outstanding under the above arrangements (including the Former Revolving Facility) was $120,374 and $140,808, respectively, which are classified as accounts payable – financial institutions on the accompanying consolidated balance sheets.

6.	Transactions with Datatec

At February 28, 2003 and February 29, 2004, the Company had amounts due to Datatec of $34,421 and $37,224, respectively, primarily for loans used for working capital purposes. The obligations bear interest at rates ranging from 4.5% to 8.0% per annum and are due beginning on November 30, 2007. The obligations may be accelerated at the option of Datatec upon an event of default, as defined. During Fiscal 2002, Fiscal 2003 and Fiscal 2004, the Company incurred $1,019, $1,080 and $1,464, respectively, of interest expense related to these obligations which are included in other expense – Datatec on the accompanying consolidated statements of operations.

WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

During Fiscal 2002, Fiscal 2003 and Fiscal 2004, the Company incurred fees of $1,200, $3,101 and $3,537, respectively, for management services provided by Datatec which are included in other expense – Datatec in Fiscal 2002 and 2003 and in selling, general and administrative expense in Fiscal 2004 on the accompanying consolidated statements of operations. Effective March 1, 2004, the Company no longer pays any management fees to Datatec.

During Fiscal 2002, Fiscal 2003 and Fiscal 2004, the Company had sales of $17,841, $23,096 and $44,308 respectively, to subsidiaries of Datatec, and had accounts receivable of $7,063 and $7,913 at February 28, 2003 and February 29, 2004, respectively, from these subsidiaries.

During Fiscal 2002, the Company and Datatec entered into a tax sharing arrangement. See Note 9.

7.	Related Party Transactions

In addition to transactions with Datatec described in Note 6 above, in the ordinary course of business, the Company engages in transactions with companies owned by the minority stockholders of the Company and their affiliates. During Fiscal 2002, Fiscal 2003 and Fiscal 2004, these related parties charged the Company $360, $270 and $350, respectively, primarily for rent and car services.

During Fiscal 2000, the Company and a minority stockholder entered into a stock buy-out agreement which was terminated during Fiscal 2002. See Note 11.

During Fiscal 2002, the Company and the Company’s former Chief Executive Officer entered into a Put Option Agreement. See Note 11.

In Fiscal 2002, the Company entered into an employment agreement with its then Chief Executive Officer. Effective May 21, 2004, its then Chief Executive Officer resigned as the Company’s President and Chief Executive Officer and entered into a Separation and General Release Agreement with the Company. See Note 17.

During Fiscal 2002, the Company entered into a $2,000 non-competition agreement with its then Chief Executive Officer relating to the 18 month period which commences following the completion of its then Chief Executive Officer’s employment term. As of February 28, 2003 and February 29, 2004, the Company has paid $1,143 and $1,572, respectively, to its then Chief Executive Officer in accordance with the terms of the non-competition agreement. Such amounts are included in other assets in the accompanying consolidated balance sheets. The remaining $428 is payable in Fiscal 2005. On April 29, 2004, the 18 month period noted above was amended to 12 months. On May 21, 2004, the Separation and General Release Agreement further amended the non-competition agreement. See Note 17.

8.	Significant Vendors

Vendors who have accounted for over 10% of the Company’s consolidated purchases are as follows:

	Years Ended

	February 28, 2002	February 28, 2003	February 29, 2004

Cisco	59%	54%	60%
Nortel	10	11	10
Avaya	13	12	7

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

9.	Income Taxes

	Income (loss) before income taxes is as follows:
			Years Ended

		February 28, 2002	February 28, 2003	February 29, 2004

	Domestic	$(15,033)	$(87,686)	$(8,264)
	Foreign	43,613	(4,652)	22,574

	Total	$28,580	$(92,338)	$14,310

The provision (benefit) for income taxes is as follows:
		Years Ended

	February 28, 2002	February 28, 2003	February 29, 2004

Federal:
Current	$3,236	$1,148	$(965)
Deferred	(3,594)	(5,986)	2,111

	(358)	(4,838)	1,146

State:
Current	422	654	(2,087)
Deferred	(428)	(1,380)	658

	(6)	(726)	(1,429)

Foreign:
Current	14,332	6,318	6,944
Deferred	(951)	(1,519)	1,857

	13,381	4,799	8,801

Total:
Current	17,990	8,120	3,892
Deferred	(4,973)	(8,885)	4,626

	$13,017	$(765)	$8,518

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

The items accounting for the difference between income taxes computed at the U.S. Federal statutory rate and the effective rates used to calculate the provision for income taxes are as follows:

		Years Ended

	February 28, 2002	February 28, 2003	February 29, 2004

Federal statutory rate (benefit)	35.00%	(35.00)%	35.00%
Effect of:
State taxes, net of Federal benefit	(0.01)	(0.51)	(6.49)
Effect of foreign operations	(6.17)	7.22	8.33
Non-deductible foreign loan waivers	—	—	19.83
Non-deductible goodwill impairment	—	27.40	—
Non-deductible goodwill amortization	9.82	—	—
Non-deductible compensation	8.20	—	—
Other	(1.30)	0.06	2.86

Effective income tax rate	45.54%	(0.83)%	59.53%

During Fiscal 2004, the Company received a New York State income tax refund of $2,471, plus interest of $98. Such tax refund was recorded as a state income tax benefit in Fiscal 2004.

During Fiscal 2004, the Company conditionally waived its ability to collect on loans made to certain of the Landis subsidiaries. Such conditional waivers gives these subsidiaries the ability to reinstate the loans and corresponding tax net operating losses in future years. The write-off of these loans is not deductible for United States income tax purposes, thus giving rise to an increase in the Company’s effective tax rate for Fiscal 2004.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

As of February 28, 2003 and February 29, 2004, the Company had net deferred tax assets of $25,140, and $23,460, respectively. The components of the Company’s deferred income tax assets (liabilities) are as follows:

	February 28, 2003	February 29, 2004

Bad debt allowance	$3,730	$3,235
Inventory reserve	8,523	1,675
Compensatory amortization	1,491	1,620
Accrued interest	1,134	1,248
Foreign reserves and accruals	2,180	3,972
Foreign tax credit carryforwards	1,025	365
Tax loss carryforwards	7,377	12,297
Basis difference in intangible assets	7,793	5,814
Other	1,020	2,738

Total	34,273	32,964
Less: valuation allowance	(6,925)	(7,103)

Total deferred tax assets, net	27,348	25,861

Deferred tax liabilities:
Basis difference in fixed assets	(2,037)	(2,103)
Unrealized gain on marketable securities	(171)	(298)

Total	(2,208)	(2,401)

Net deferred tax asset	$25,140	$23,460

As of February 29, 2004, the Company had net operating loss carryforwards of $14,130 for United States federal income tax purposes. These losses expire in 2024. As of February 29, 2004, the Company had net operating loss carryforwards of $16,185 for state income tax purposes, which expire at various dates through 2024. In addition, as of February 29, 2004, the Company had $365 of United States foreign tax credit carryforwards, which expire in 2009. The Company has recorded a full valuation allowance of $365 against its foreign tax credit carryforwards because based on all available evidence, it is not more likely than not that these credits will ultimately be realized.

As of February 29, 2004, the Company had net operating loss carryforwards of $20,297 in certain foreign subsidiaries. These losses have various expiration dates, depending on the jurisdiction, ranging from five years to indefinite. The Company has recorded a full valuation allowance of $6,925 and $6,615 as of February 28, 2003 and February 29, 2004, respectively, for losses incurred by these foreign subsidiaries because based on all available evidence, it is not more likely than not that the tax benefit of these losses will ultimately be realized. In addition, the Company has recorded a valuation allowance of $123 as of February 29, 2004 for other deferred tax assets of Landis because, based on all available evidence, it is not more likely than not that these assets will be realized.

In Fiscal 2004, a portion of the tax loss carryforwards established in Fiscal 2003 relating to the acquisition of Landis, for which a full valuation allowance was recorded, was utilized. As a result, the tax benefit recognized through the reduction of this valuation allowance had the effect of reducing goodwill by $1,368 (see Note 3). If additional tax benefits are recognized in the future through further reduction of this valuation allowance, $2,151 of such benefits will further reduce goodwill.

No provision has been made for U.S. Federal deferred income taxes on approximately $120,000 of accumulated and undistributed earnings of foreign subsidiaries at February 29, 2004 since it is the present intention of management to reinvest the undistributed earnings in foreign operations indefinitely. In addition, the determination of the amount of unrecognized U.S. Federal deferred income tax liability for the unremitted earnings related to the investments in the foreign subsidiaries is not practicable.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

In the normal course of business, the Company is audited by federal, state and foreign tax authorities which may result in assessments. The Company does not anticipate that any such assessments will have a material impact on the consolidated financial statements.

During Fiscal 2002, the Company and Datatec entered into a tax sharing arrangement pursuant to which the United Kingdom subsidiaries of the Company and of Datatec could share net operating losses in the United Kingdom for that fiscal year. During Fiscal 2003, the Company entered into a similar agreement with Datatec. This agreement expired on February 29, 2004. Under this agreement, the Company provided income taxes based upon the pre-tax income of its United Kingdom subsidiaries. During Fiscal 2003 and Fiscal 2004, the Company paid $79 and $1,308, respectively, to the United Kingdom subsidiaries of Datatec pursuant to the tax sharing agreement.

10.	Commitments and Contingencies

Operating Leases - The Company has leases for office and warehouse locations and equipment. The leases generally require the Company to pay operating expenses. Minimum lease payments are recognized on a straight-line basis over the minimum lease term.

Minimum annual lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows:

Year Ending February 28,

2005	$9,543
2006	7,685
2007	6,237
2008	5,333
2009	5,099
Thereafter	23,675

$57,572

At the end of the fourth quarter of Fiscal 2004, the Company abandoned certain warehouse and office facilities that are subject to operating leases that extend through 2010. In accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the Company recorded a charge of $2,833 to operations for the costs associated with the lease obligations, which is net of management’s current estimate of potential sub-lease income. The Company’s assumptions relating to sub-lease income and the related lease liabilities will be monitored and adjusted, if necessary.

The following is a listing of the components of the $2,833 charge, which was allocated to the Westcon segment:

Rent expense, included in costs of goods sold	$1,660
Rent expense, included in selling, general and administrative expenses	637
Impairment of leasehold improvements included in depreciation and amortization	536

$2,833

Total rent expense was $7,829, $11,502 and $14,618 in Fiscal 2002, Fiscal 2003 and Fiscal 2004, respectively.

Litigation - The Company has certain contingent liabilities resulting from litigation and claims, generally involving commercial and employment matters, which are incidental to the ordinary conduct of its business. Management believes that the probable resolution of such contingencies will not materially impact the consolidated financial statements.

In July 2001, the Company commenced litigation against Lucent Technologies (“Lucent”) with regards to the return of certain inventory to Lucent and payment of vendor credits owed to the Company by Lucent. The

WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

Company believes it has a meritorious case against Lucent, however, currently, the Company cannot predict the eventual outcome of this litigation.

11.	Stockholders’ Equity

Under the terms of the certificate of incorporation, the Company’s board of directors is authorized, subject to any limitations prescribed by law, to issue preferred stock in one or more series. Each series will have the rights, preferences, privileges and restrictions, such as dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the right to increase or decrease the number of shares of any series, as the board of directors may determine. The board of directors may issue preferred stock with voting or conversion rights that may have the effect of delaying, deferring or preventing a change in control of the Company.

In September 1999, the Company and a minority stockholder, that was beneficially owned by certain executive officers of the Company, entered into a stock buy-out agreement (the “Buy-Out Agreement”) giving both the Company and the minority stockholder the right to have the Company purchase all outstanding shares of common stock owned by the minority stockholder for a price based upon an earnings formula defined in the Buy-Out Agreement. The right to exercise the stock buy-out commenced on April 1, 2001 and was scheduled to expire upon the earlier of October 1, 2002 or the completion of an initial public offering by the Company. On July 16, 2001, the minority stockholder terminated the Buy-Out Agreement and entered into a new agreement with Datatec. In connection therewith, Datatec purchased a portion of the shares held by the minority stockholder at fair market value. Since the Buy-Out Agreement provided for an earnings formula price which was in excess of the fair market value of the shares, the Company recorded a non-cash charge of $6,695, representing the excess of the earnings formula price over the fair market value of the shares purchased by Datatec. Such amount was included as stock buy-out agreement charge and additional paid-in capital in Fiscal 2002.

In Fiscal 2002, the Company and the Company’s former Chief Executive Officer entered into a Put Option Agreement (the “Put Option”) giving the former Chief Executive Officer the right to require the Company to purchase, at fair market value, 474,624 shares of the Company’s common stock held by the former Chief Executive Officer. The Put Option commences in July 2004 and expires upon the earlier of July 2007 or the completion of an initial public offering by the Company. See Note 17.

The components of accumulated other comprehensive (loss) income, net of tax, are as follows:

	February 28, 2002	February 29, 2004

Accumulated net unrealized gain on available-for-sale
marketable securities	$317	$554
Foreign currency translation adjustment	(3,483)	10,188

Total	$(3,166)	$10,742

12.	Stock Option Plans

In January 2001, the Board of Directors of the Company adopted the Westcon Group, Inc. Stock Option Plan (the “Plan”), which was amended in July 2002. The Plan provides for grants of incentive stock options and non-qualified stock options for the purchase of up to 4,660,000 shares of the Company’s common stock to employees, board members (other than board members who serve on the compensation committee), consultants and other advisors to the Company. The Company’s compensation committee of the Board of Directors will determine the exercise price and the vesting period of the stock options. All stock options expire 10 years from the date of grant.

In Fiscal 2002, the Company granted non-qualified stock options to purchase 454,350 shares of common stock to its former Chief Executive Officer in accordance with the Plan. The stock options vest over two years from the date of the grant and are subject to acceleration in the event of a change in control of the Company. The

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

exercise price of the stock options of $6.40 per share was lower than the fair market value of the Company’s common stock at the date of grant. Accordingly, during Fiscal 2002, Fiscal 2003 and Fiscal 2004, the Company recorded equity based compensation expense of $298, $246 and $35, respectively, relating to this stock option grant. See Note 17.

In Fiscal 2002 and Fiscal 2003, the Company granted stock options to its employees in accordance with the Plan to purchase 2,211,400 and 407,900, respectively, shares of common stock. The stock options are exercisable at $6.40 per share. The exercise of these stock options is contingent upon the Company completing an initial public offering of the Company’s common stock by October 1, 2004 and vest over the three year period commencing from the date of each grant. In the event that an initial public offering is not consummated by October 1, 2004, the stock options terminate. The measurement date for these stock options will occur as of the date of the consummation of an initial public offering.

In Fiscal 2003, the Company granted non-qualified stock options to purchase 200,000 shares of common stock to its Chairman of the board of directors in accordance with the Plan. The stock options vest over three years from the date of the grant and are exercisable at $6.40 per share.

In Fiscal 2004, the Company granted stock options to its employees in accordance with the Plan to purchase 105,000 shares of common stock at an exercise price equal to the initial public offering price of the Company’s common stock. The exercise of these stock options is contingent upon the Company completing an initial public offering of the Company’s common stock by October 1, 2004 and vest over the three year period commencing from the date of each grant. In the event that an initial public offering is not consummated by October 1, 2004, the stock options terminate. The measurement date for these stock options will occur as of the date of the consummation of an initial public offering.

During Fiscal 2001 and prior thereto, Datatec granted five-year stock options to purchase shares of its common stock to certain employees of the Company. Certain of the exercise prices of the stock options were below the fair market value of the Datatec common stock at the dates of grant. Such discounts are being amortized as compensation expense and credited to additional paid-in capital by the Company over the four-year vesting terms of the stock options. Amortization expense relating to Datatec stock option discounts was $1,226, $544 and $66 in Fiscal 2002, Fiscal 2003 and Fiscal 2004, respectively. On September 30, 2002, the life of all Datatec stock options granted to certain employees of the Company was extended from five to ten years. At that date, the exercise price of all such outstanding stock options was in excess of the fair market value of Datatec common stock.

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

A summary of stock option transactions is as follows:

	Westcon		Datatec

	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price

Outstanding March 1, 2001	—	—	2,086,045	$6.40
Granted	2,665,750	$6.40	—	—
Exercised	—	—	(139,500)	6.44
Forfeited	(45,600)	6.40	(370,172)	5.99

Outstanding February 28, 2002	2,620,150	6.40	1,576,373	6.49
Granted	607,900	6.40	—	—
Forfeited	(221,900)	6.40	(239,118)	7.22

Outstanding February 28, 2003	3,006,150	6.40	1,337,255	6.36
Granted	105,000	—	—	—
Forfeited	(354,700)	6.40	(165,592)	6.10

Outstanding February 29, 2004	2,756,450	6.40	1,171,663	6.41

The following table summarizes information about Westcon stock options outstanding at February 29, 2004:

	Stock options Outstanding			Stock options Exercisable

Range of Exercise Prices	Number Outstanding As of February 29, 2004	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable As of February 29, 2004	Weighted Average Exercise Price

$ 6.40	2,756,450	7.6	$6.40	556,350	$6.40

The following table summarizes information about Datatec stock options outstanding at February 29, 2004:

			Stock options Outstanding			Stock options Exercisable

Range of Exercise Prices			Number Outstanding As of February 29, 2004	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable As of February 29, 2004	Weighted Average Exercise Price

$2.14	—	$4.17	111,025	5.4	$4.01	111,025	$4.01
4.67	—	7.05	250,576	4.7	4.75	250,576	4.75
6.42	—	6.77	705,412	6.2	6.66	550,184	6.65
8.87	—	12.47	104,650	6.0	10.95	93,650	11.20

			1,171,663		6.41	1,005,435	6.31

13.	Net Income (Loss) per Share

	The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated:

		Years Ended

		February 28, 2002	February 28, 2003	February 29, 2004

	Net income (loss)	$15,563	$(91,573)	$5,792

	Weighted average shares – basic	46,448,296	46,448,296	46,448,296
	Effect of dilutive securities:
	Stock options	–	–	–

	Weighted average shares – diluted	46,448,296	46,448,296	46,448,296

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

	Years Ended

	February 28, 2002	February 28, 2003	February 29, 2004

Net income (loss) per share – basic	$0.34	$(1.97)	$0.12

Net income (loss) per share – diluted	$0.34	$(1.97)	$0.12

Stock options to purchase 454,350 shares of common stock at February 28, 2002 and 654,350 shares of common stock at February 28, 2003 have not been included in the computation of net income (loss) per share-diluted as their effect would have been anti-dilutive. For purposes of calculating weighted average shares-diluted in Fiscal 2004, the Company believes that the $6.40 exercise price per share is in excess of the fair value of its common stock. Net income (loss) per share-diluted does not include the effects of the Westcon stock options outstanding at February 28, 2002 and 2003 and February 29, 2004 of 2,165,800, 2,351,800, and 2,102,100, respectively, that were granted to employees which include the contingency for the consummation of an initial public offering. See Note 12.

14.	Segment Information

The Company operates in three reporting segments as a sales channel for networking and communications equipment products and services. Its business is organized into three branded divisions, Comstor, Westcon and Voda One, each focused on one of three principal vendors - Cisco Systems, Nortel Networks and Avaya, respectively. The three branded divisions represent the Company’s three reporting segments and are evaluated individually by the Company’s chief executive officer, who is the Company’s chief decision maker. The Company operates in three principal geographic areas. These geographic areas are (1) the Americas (including the United States, Canada and Brazil), (2) Europe and (3) Asia Pacific.

Financial information by branded division is as follows:

	Comstor	Westcon	Voda One	Corporate	Total

Fiscal 2004
Revenue	$1,159,843	$559,826	$165,139	$-	$1,884,808
Gross profit	84,075	62,801	15,162	-	162,038
Depreciation and
amortization	2,240	1,653	51	8,369	12,313
Operating income (loss)	33,098	25,969	6,928	(43,520)	22,475
Total assets	398,019	240,275	52,420	121,905	812,619
Fiscal 2003
Revenue	$966,016	$497,816	$185,415	$-	$1,649,247
Gross profit	74,241	49,887	20,112	-	144,240
Depreciation and
amortization	2,285	1,567	100	8,240	12,192
Operating income (loss)(1)	(77,272)	15,535	11,334	(36,189)	(86,592)
Total assets	344,406	193,379	54,773	88,830	681,388
Fiscal 2002
Revenue	$1,060,019	$425,843	$201,586	$-	$1,687,448
Gross profit	104,201	49,456	20,662	-	174,319
Depreciation and
amortization	10,256	4,001	1,067	5,773	21,097
Operating income (loss)	54,330	14,585	8,851	(34,805)	42,961
Total assets	434,512	156,498	87,281	61,776	740,067

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

Financial information by geographic area is as follows:

	Americas(3)	Europe	Asia Pacific	Total

Fiscal 2004
Revenue	$1,040,683	$730,956	$113,169	$1,884,808
Gross profit	80,710	72,664	8,664	162,038
Operating income	1,115	20,613	747	22,475
Total assets(2)	374,464	382,330	55,825	812,619
Fiscal 2003
Revenue	$989,308	$561,965	$97,974	$1,649,247
Gross profit	80,871	55,185	8,184	144,240
Operating income (loss)(1)	(19,065)	(48,848)	(18,679)	(86,592)
Total assets(2)	326,106	320,121	35,161	681,388
Fiscal 2002
Revenue	$1,082,384	$489,444	$115,620	$1,687,448
Gross profit	100,484	59,936	13,899	174,319
Operating income	6,919	31,166	4,876	42,961

(1)	Includes a $105.2 million goodwill impairment charge relating to the Comstor division, with $22.7 million in the Americas, $63.0 million in Europe and $19.5 million in Asia-Pacific.

(2)	Includes goodwill and property and equipment-net of $42,736, $40,269, and $397 in the Americas, Europe, and Asia Pacific as of February 29, 2004, respectively, and $44,737, $40,431, and $532 in the Americas, Europe and Asia Pacific as of February 28, 2003, respectively.

(3)	Revenue originating from operations based in the United States of America were $973,327, $921,526 and $1,014,933 in Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively. Goodwill and property and equipment-net associated with operations based in the United States of America were $37,945 and $39,999 at February 29, 2004 and February 28, 2003, respectively.

15.	Employee Benefit Plan

The Company has a profit sharing and 401(k) savings plan, which covers substantially all U.S. employees who meet the plan’s eligibility requirements. No contributions were made to the profit sharing plan during Fiscal 2002, Fiscal 2003 or Fiscal 2004. Employees of the Company participate in the 401(k) savings plan, whereby eligible employees may elect to make contributions to the plan subject to annual limitations established by the Internal Revenue Service. The Company may make matching contributions at the discretion of management. Matching contributions to the 401(k) savings plan were $837 in Fiscal 2002. From January 1, 2002 through December 31, 2003, the Company suspended matching contributions. Effective January 1, 2004, the Company resumed making discretionary matching contributions. No net contribution was made in Fiscal 2004.

16.	Non-recurring Item

During Fiscal 2002, the Company wrote-off $3,313 of previously capitalized costs which were incurred in connection with an abandoned public offering of the Company’s common stock. Such expense is included in Other expense (income) in Fiscal 2002.

17.	Subsequent Event

Effective May 21, 2004, the Company’s then Chief Executive Officer resigned from that position and was succeeded as the Company's Chief Executive Officer by an Executive Vice President, founder and minority stockholder of the Company. In connection with the resignation, the Company will record a charge of approximately $2.6 million in May 2004 relating to the Separation and General Release Agreement (the “Separation Agreement”) entered into between the former Chief Executive Officer and the Company. Pursuant to the Separation Agreement, all outstanding stock options to purchase the Company’s common stock held by the former Chief Executive Officer will become fully vested upon the termination of his employment with the Company on July 30, 2004. The Company has also agreed to enter into a registration rights agreement with the former Chief Executive Officer relating to the shares of the Company’s common stock owned by him. In addition, following the termination of the former Chief Executive Officer’s employment on July 30, 2004, the

     WESTCON GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except for share and per share amounts)

Company will amortize to operations over the ensuing 12 month period $2.0 million of payments made to the former Chief Executive Officer under the non-competition agreement between the Company and the former Chief Executive Officer. The former Chief Executive Officer has retained all shares of the Company’s common stock owned by him and all rights under previously granted stock and equity put option agreements with the Company.

Shares

Common Stock

PROSPECTUS

, 2004

     LEHMAN BROTHERS
MERRILL LYNCH & CO.
SG COWEN & CO.
ROBERT W. BAIRD & CO.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Amount To Be Paid

SEC registration fee		$14,571
NASD Filing fee		12,000
Nasdaq National Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		5,000
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$

* To be provided by amendment

     Each of the amounts set forth above, other than the SEC registration fee, the NASD filing fee and Blue Sky fees and expenses, is an estimate.

Item 14. Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Seventh of the Registrant’s Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the Delaware General Corporation Law.

     The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant’s Certificate of Incorporation or otherwise as a matter of law.

     The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and certain officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities:

(a) On July 1, 2001, we issued non-qualified stock options to purchase an aggregate of 454,350 shares of our common stock to our former Chief Executive Officer at an exercise price of $6.40 per share.

(b) On October 1, 2001, we issued stock options to certain employees to purchase an aggregate of 2,211,400 shares of our common stock at an exercise price of $6.40 per share(1).

(c) On March 1, 2002, we issued stock options to certain employees to purchase an aggregate of 302,600 shares of our common stock at an exercise price of $6.40 per share(1).

(d) On April 1, 2002, we issued stock options to certain employees to purchase an aggregate of 14,300 shares of our common stock at an exercise price of $6.40 per share(1).

(e) On July 1, 2002, we issued stock options to certain employees to purchase an aggregate of 27,000 shares of our common stock at an exercise price of $6.40 per share(1).

(f) On July 17, 2002, we issued non-qualified stock options to purchase an aggregate of 200,000 shares of our common stock to the chairman of our board of directors at an exercise price of $6.40 per share.

(g) On November 1, 2002, we issued stock options to certain employees to purchase an aggregate of 64,000 shares of our common stock at an exercise price of $6.40 per share(1).

(h) On February 12, 2004, we issued stock options to certain employees to purchase an aggregate of 105,000 shares of our common stock at a price per share equal to the initial public offering price of our common stock (1).

     All the stock options were issued pursuant to our stock option plan. None of these stock options have been exercised, and none of the common stock issuable upon exercise of these stock options has been issued to date. The securities were issued in transactions exempt from the registration requirements of the Securities Act in reliance on Rule 701 of the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the certificates and other instruments issued in such transactions. Our stock option plan is a written compensatory benefit plan for the benefit of our employees, board members (other than board members who serve on the compensation committee), consultants and other advisors to the Company.

(1)	The exercise of these stock options is contingent upon us completing an initial public offering of our common stock by October 1, 2004. In the event that an initial public offering is not consummated by October 1, 2004, the stock options will terminate.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement
3.1	*	Certificate of Incorporation
3.2	*	By-Laws
4.1	*	Form of Common Stock Certificate
4.2	*	Form of Registration Rights Agreement between Westcon Group, Inc., Datatec Limited, Mirado
Corp. and Alan Marc Smith
5.1	*	Opinion of Davis Polk & Wardwell
10.1		Intra-Group Services Agreement dated September 8, 2003 between Westcon Group, Inc. and Datatec
Management Services (Proprietary) Limited
10.2		Intra-Group Services Agreement dated September 8, 2003 between Westcon Group, Inc. and Datatec
International Holdings Limited
10.3	*	Non-Competition Agreement between Westcon Group, Inc. and Datatec Limited
10.4	*	Form of Promissory Note of Westcon Group, Inc. and/or its subsidiaries to Datatec Limited
10.5	*	Employment Agreement of Thomas Dolan
10.6	*	Employment Agreement of John O’Malley
10.7		Form of Executive Officer Employment Agreement
10.8		Employment Agreement of Alan Marc Smith, as amended
10.9		Non-Competition Agreement between Westcon Group, Inc. and Alan Marc Smith, as amended
10.10		Separation and General Release Agreement with Mr. Smith
10.11		Credit Agreement dated June 12, 2003 among HSBC Bank USA, General Electric Capital
Corporation, LaSalle Business Credit, LLC and the other American Lenders, and General Electric
Capital Canada Inc., HSBC Bank USA (Toronto Branch), ABN AMRO Bank N.V. and the other
Canadian Lenders, and Westcon Group, Inc., Westcon Group North America, Inc. and Westcon
Canada Systems (WCSI) Inc. (“Revolving Credit Agreement”)
10.12		Amendment No. 1 dated January 16, 2004 to the Revolving Credit Agreement
10.13		Amendment No. 2 dated May 7, 2004 to the Revolving Credit Agreement
10.14		General Security Agreement dated June 12, 2003 by Westcon Group, Inc. in favor of General Electric
Capital Corporation
10.15		General Security Agreement dated June 12, 2003 by Westcon Group North America, Inc. in favor of
General Electric Capital Corporation
10.16		General Security Agreement dated June 12, 2003 by Westcon Canada Systems (WSCI), Inc. in favor of General Electric Capital Canada Inc.
10.17		General Security Agreement dated June 12, 2003 by Eastpro Services, Inc. in favor of General
Electric Capital Corporation
10.18		Deed of Hypothec dated June 6, 2003 from Westcon Canada Systems (WSCI) Inc. in favor of
General Electric Capital Canada Inc.
10.19		Specimen Debenture and Pledge of Debenture dated June 12, 2003 from Westcon Canada Systems
(WSCI) Inc. in favor of General Electric Capital Canada Inc.
10.20		Deed of Novation and Financial Undertakings dated October 10, 2003 among GE Commercial
Distribution Finance Europe Limited, Comstor Limited and Westcon Group European Operations
Limited
10.21		Deed of Charge dated October 13, 2003 by Westcon Group European Operations Limited in favor of
GE Commercial Distribution Finance Europe Limited
10.22		Supplemental Deed dated October 10, 2003 by Comstor Limited in favor of GE Commercial
Distribution Finance Europe Limited
10.23		Guaranty by each of Westcon Group, Inc. and Comstor Networks GmbH, and Deed of Guarantee and
Indemnity by each of Westcon Group European Operations Limited, Comstor Group Limited,
Westcon (UK) Limited and Comstor Limited, in each case in favor of GE Commercial Distribution
Finance Europe Limited

Exhibit Number		Description

10.24		Westcon Group, Inc. Stock Option Plan
10.25	*	Westcon Group, Inc. Non-Employee Directors Stock Plan
10.26	*	Westcon Group, Inc. Long-Term Incentive Plan
10.27		Datatec Share Option Scheme
10.28		Two-Tier Nonexclusive Distributor Agreement between Cisco Systems, Inc. and Westcon Group
North America, Inc., as successor in interest to Comstor, Inc. (f/k/a RBR Networks, Inc.), as amended
21.1	#	List of Subsidiaries of the Registrant
23.1		Consent and Report on Schedule of Deloitte & Touche LLP
23.2	*	Consent of Davis Polk & Wardwell (included in Exhibit 5)
24.1	#	Power of Attorney (included on signature page)

* To be filed by amendment.
# Previously filed.

      (b) Financial Statement Schedules

            The following financial statement schedule is filed as part of this Registration Statement:

            Schedule II – Valuation and Qualifying Accounts.

     All other schedules to which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings

      The undersigned hereby undertakes:

     (a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tarrytown, State of New York, on the 9th day of July, 2004.

WESTCON GROUP, INC.

By:	/s/ Thomas Dolan

	Name:	Thomas Dolan
	Title:	President and Chief Executive
Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas Dolan	Director, President and Chief Executive	July 9, 2004
Officer
Thomas Dolan	(principal executive officer)

/s/ John P. O’Malley III	Vice President, Finance and	July 9, 2004
Chief Financial Officer
John P. O’Malley III	(principal financial and accounting officer)

*	Chairman of the Board of Directors	July 9, 2004

John McCartney

*	Director	July 9, 2004

Jens Montanana

*	Director	July 9, 2004

Christopher Seabrooke

*By:	/s/ John P. O’Malley III

John P. O’Malley III
Attorney-in-Fact

Schedule II

WESTCON GROUP, INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts (in thousands)

		Additions

Accounts receivable allowances	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions(A)	Balance at End of Period

Year ended February 28, 2002	$13,563	$9,638	$–	$10,400	$12,801
Year ended February 28, 2003	$12,801	$11,536	$–	$11,293	$13,044
Year Ended February 29, 2004	$13,044	$9,271	$–	$9,442	$12,873

(A) Represents uncollectible accounts written-off, net of recoveries, including currency translation adjustments of $109, $1,796 and $358, for the years ended February 28, 2002 and 2003, and the year ended February 29, 2004, respectively.

		Additions

Inventory reserves	Balance at Beginning of Period	Charged to Costs and Expenses(A)	Charged to Other Accounts	Deductions(B)	Balance at End of Period

Year ended February 28, 2002	$9,706	$15,734	$–	$2,945	$22,495
Year ended February 28, 2003	$22,495	$4,293	$–	$2,150	$24,638
Year Ended February 29, 2004	$24,638	$2,555	$–	$23,440	$3,753

(A)	Includes $10,900 and $4,100 in Fiscal 2002 and Fiscal 2003, respectively, to reserve the inventory of products of a certain vendor that the Company was no longer distributing in the United States and certain other countries. Such inventory was disposed of in Fiscal 2004 and the reserve was no longer required.

(B)	Represents inventory written-off.

EXHIBIT INDEX

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement
3.1	*	Certificate of Incorporation
3.2	*	By-Laws
4.1	*	Form of Common Stock Certificate
4.2	*	Form of Registration Rights Agreement between Westcon Group, Inc., Datatec Limited, Mirado Corp. and Alan Marc Smith
5.1	*	Opinion of Davis Polk & Wardwell
10.1		Intra-Group Services Agreement dated September 8, 2003 between Westcon Group, Inc. and Datatec Management Services (Proprietary) Limited
10.2		Intra-Group Services Agreement dated September 8, 2003 between Westcon Group, Inc. and Datatec International Holdings Limited
10.3	*	Non-Competition Agreement between Westcon Group, Inc. and Datatec Limited
10.4	*	Form of Promissory Note of Westcon Group, Inc. and/or its subsidiaries to Datatec Limited
10.5	*	Employment Agreement of Thomas Dolan
10.6	*	Employment Agreement of John O’Malley
10.7		Form of Executive Officer Employment Agreement
10.8		Employment Agreement of Alan Marc Smith, as amended
10.9		Non-Competition Agreement between Westcon Group, Inc. and Alan Marc Smith, as amended
10.10		Separation and General Release Agreement with Mr. Smith
10.11		Credit Agreement dated June 12, 2003 among HSBC Bank USA, General Electric Capital
Corporation, LaSalle Business Credit, LLC and the other American Lenders, and General Electric
Capital Canada Inc., HSBC Bank USA (Toronto Branch), ABN AMRO Bank N.V. and the other
Canadian Lenders, and Westcon Group, Inc., Westcon Group North America, Inc. and Westcon
Canada Systems (WCSI) Inc. (“Revolving Credit Agreement”)
10.12		Amendment No. 1 dated January 16, 2004 to the Revolving Credit Agreement
10.13		Amendment No. 2 dated May 7, 2004 to the Revolving Credit Agreement
10.14		General Security Agreement dated June 12, 2003 by Westcon Group, Inc. in favor of General Electric Capital Corporation
10.15		General Security Agreement dated June 12, 2003 by Westcon Group North America, Inc. in favor of General Electric Capital Corporation
10.16		General Security Agreement dated June 12, 2003 by Westcon Canada Systems (WSCI), Inc. in favor of General Electric Capital Canada Inc.
10.17		General Security Agreement dated June 12, 2003 by Eastpro Services, Inc. in favor of General Electric Capital Corporation
10.18		Deed of Hypothec dated June 6, 2003 from Westcon Canada Systems (WSCI) Inc. in favor of General Electric Capital Canada Inc.
10.19		Specimen Debenture and Pledge of Debenture dated June 12, 2003 from Westcon Canada Systems (WSCI) Inc. in favor of General Electric Capital Canada Inc.
10.20		Deed of Novation and Financial Undertakings dated October 10, 2003 among GE Commercial Distribution Finance Europe Limited, Comstor Limited and Westcon Group European Operations Limited
10.21		Deed of Charge dated October 13, 2003 by Westcon Group European Operations Limited in favor of GE Commercial Distribution Finance Europe Limited
10.22		Supplemental Deed dated October 10, 2003 by Comstor Limited in favor of GE Commercial Distribution Finance Europe Limited

10.23		Guaranty by each of Westcon Group, Inc. and Comstor Networks GmbH, and Deed of Guarantee and Indemnity by each of Westcon Group European Operations Limited, Comstor Group Limited, Westcon (UK) Limited and Comstor Limited, in each case in favor of GE Commercial Distribution Finance Europe Limited
10.24		Westcon Group, Inc. Stock Option Plan
10.25	*	Westcon Group, Inc. Non-Employee Directors Stock Plan

Exhibit Number		Description

10.26	*	Westcon Group, Inc. Long-Term Incentive Plan
10.27		Datatec Share Option Scheme
10.28		Two-Tier Nonexclusive Distributor Agreement between Cisco Systems, Inc. and Westcon Group North America, Inc., as successor in interest to Comstor, Inc. (f/k/a RBR Networks, Inc.), as amended
21.1	#	List of Subsidiaries of the Registrant
23.1		Consent and Report on Schedule of Deloitte & Touche LLP
23.2	*	Consent of Davis Polk & Wardwell (included in Exhibit 5)
24.1	#	Power of Attorney (included on signature page)

*		To be filed by amendment.
#		Previously filed.